As filed with the Securities and Exchange Commission on February 24, 2012

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Newsummit Biopharma Holdings Limited

(Exact name of Registrant as Specified in Its Charter)

Cayman Islands	2834	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2F, No. 780 Cailun Road

Zhangjiang Hi-Tech Park

Pudong District, Shanghai 201203

People’s Republic of China

(+86) 21-5079-8788

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017, United States

(212) 750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Leiming Chen, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower Three Garden Road Central, Hong Kong (+852) 2514-7600	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong (+852) 3740-4700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Ordinary Shares, par value US$0.001 per share	US$80,000,000	US$9,168

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(2)	Includes (i) ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares represented by American depositary shares that may be purchased by the underwriters pursuant to an option to purchase additional ordinary shares represented by American depositary shares. The ordinary shares are not being registered for the purposes of sales outside of the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus	Subject to Completion	, 2012

             American Depositary Shares

Newsummit Biopharma Holdings Limited

Representing              Ordinary Shares

This is the initial public offering of our American depositary shares, or ADSs, each representing              of our ordinary shares. No public market currently exists for our ordinary shares or ADSs. We are offering              ADSs. We expect the public offering price to be between US$                     and US$                     per ADS.

We plan to apply to the New York Stock Exchange for the listing of our ADSs under the symbol “NSB.”

Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs in “Risk Factors ” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$

The underwriters may also purchase up to an additional              ADSs from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be US$                     and our total proceeds, before expenses, will be US$                    .

The underwriters are offering the ADSs as set forth under “Underwriting.” Delivery of the ADSs is expected to be made on or about             , 2012.

Oppenheimer & Co.	Cowen and Company

[INSIDE FRONT COVER GRAPHICS]

You should rely only on the information contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission in connection with this offering. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus. We are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or in any free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or of any sale of ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

Prospectus summary

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

OUR BUSINESS

We are a leading China-based new drug development process solutions provider. Leveraging our integrated service platform, we offer a full range of services for new drug development, aiming to provide our clients with one-stop solutions for developing new drug candidates and making successful submissions for investigational new drug, or IND, and new drug application, or NDA, to the PRC State Food and Drug Administration, or the SFDA, in an efficient and cost-effective manner.

Our integrated service platform primarily comprises the laboratories, infrastructures and ancillary resources constructed and provided by the national life science parks where we have established operations, our well-established third-party service supplier network, and more significantly, our in-house standardized drug development management practices. Depending on the characteristics and requirements of each new drug development project, we integrate and utilize various resources to deliver our new drug development process solutions to our clients, including engaging third-party service suppliers for services that require particular expertise or qualification, while we monitor and control the quality and progress along the process by following our standardized drug development management practices. In addition, our value-added financing solutions that provide our clients with opportunities to access additional funding, such as government research grants and private investment, during their new drug development process.

Through our integrated service platform, we provide a comprehensive suite of services, including pre-clinical development services (i.e., early-stage pharmaceutical development and laboratory studies in order to evaluate the biological activity and safety of drug candidates), Phase 0 clinical trial and related application services (i.e., early-stage human microdosing studies in order to speed up the development of promising drug candidates prior to clinical trials), clinical development services, assistance in technical writing, preparation of regulatory submissions of IND and NDA applications with the SFDA and pilot-scale manufacturing. We also provide services for medical device research, or MDR, to assist our clients in regulatory submissions to the SFDA of registration certificate applications for medical devices and diagnostic reagents. We intend to further expand our service offerings and provide post-approval services in the near future.

We have established a large, diversified and loyal client base with a robust project pipeline. Our clients are primarily drug discovery companies who have completed initial exploratory discovery and obtained promising laboratory research results or patents, but generally lack the various resources and expertise in managing and navigating through the regulatory submission process for their new drug development projects. New drug development projects managed by us include chemical drugs, biological drugs, Chinese herbal drugs as well as medical devices and diagnostic reagents, which are at various stages along the development process. As of December 31, 2011, we had 327 service agreements with 119 clients, among which 309 agreements were ongoing and actively operating on our service platform. As of December 31, 2011, 69 of these clients had entered into at least two service agreements with us, representing approximately 84.7% of our total service agreements.

As an industry-leading provider of one-stop solutions for new drug development in China, we believe that we are well positioned to capitalize on the fast growing research and development spending and support from the Chinese government for new drug development. Currently, we have strategically located our operations in five national life science parks in China. Due to our in-depth industry understanding, technical know-how in relation to new drug development management and our extensive network with new drug development companies, we were able to secure long-term lease agreements, generally ranging from five to ten years, from the management committees of these life science parks or their delegated entities. These lease agreements enable us to use and operate the laboratories, infrastructures and ancillary resources constructed and provided by these parks, which are commonly referred to as public service facilities, to expand our business. We believe that our strategic positions in and the close relationship with these life science parks allow us to enhance our project management capacity and efficiency by integrating and utilizing various resources, such as facilities and funding opportunities provided to drug development projects by the life science parks or their affiliates, maintain and further expand our client base, and access a large volume of high-quality new drug development projects.

We have been actively establishing strategic cooperation with overseas pharmaceutical companies and research institutes in order to access new drug development projects from overseas markets that target to commercialize in China. We also actively develop strategic cooperation with overseas pharmaceutical companies and contract research organizations to facilitate clinical trials, registration and commercialization in overseas markets for new drug candidates from China, with an aim to help our clients maximize the value of such drug candidates in multiple overseas markets.

Our business has experienced fast growth in the past two years. Our clients grew significantly from 50 as of December 31, 2009 to 76 as of December 31, 2010 and further to 119 as of December 31, 2011, while the number of the service agreements that we entered into increased from 95 to 159 and further to 327 over the same period. Since our inception in 2001, we had assisted our clients in submitting 33 IND applications and one NDA application with the SFDA, among which 24 IND approvals were successfully obtained as of the date of this prospectus.

Our net revenues increased from US$10.3 million in 2009 to US$30.4 million in 2010 and amounted to US$23.6 million in the first six months of 2011. We incurred net losses of US$8.1 million and US$0.8 million in 2009 and 2010, respectively. We recorded net income of US$0.4 million in the first six months of 2011. Adjusted EBITDA was US$1.8 million for the year ended December 31, 2010, compared to an Adjusted EBITDA loss of US$2.9 million for the year ended December 31, 2009. Adjusted EBITDA was US$1.2 million for the first six months of 2011, compared to an Adjusted EBITDA loss of US$2.5 million for the same period in 2010. For an explanation of Adjusted EBITDA, see Note (1) to the table in “—Summary Consolidated Financial Data.”

OUR INDUSTRY

New drug development has experienced strong growth in China, driven by the rising demand for quality, potent and safe drugs, abundant supply of research talent, low cost of new drug development, strong government support and increased funding from venture capital and private equity funds, IPO investments and corporate research and development investments. According to ChinaBio LLC, or ChinaBio, a third-party consulting firm, research and development spending in the pharmaceutical industry in China increased significantly from RMB1.9 billion in 2001 to RMB13.5 billion in 2009, representing a compound annual growth rate, or CAGR, of 27.5%.

Compared to the developed countries, the drug research and development process in China enjoys a number of advantages including large market potential, strong government support, increasing presence of big pharmaceutical companies, growing high-quality talent pool and large pool of drug naive patients. Particularly, the large market potential in China’s healthcare industry, a result of the aging population, increasing prevalence of chronic diseases, rising healthcare coverage and spending and increasing income and urbanization, is expected to drive the demand for pharmaceuticals, which in turn incentivizes both the government and the private sector to increase their investment in pharmaceutical research and development activities in China. While the Chinese government provides strong support for new drug research and development by granting research funds in generous quantities to drug discovery companies and entities, there is also increasing private investment in the pharmaceutical industry by venture capital and private equity funds and corporations. Life science parks further facilitate new drug development in China by providing the pharmaceutical companies and research institutions located in the parks with incentive packages, shared infrastructure and funding for new drug development projects.

The above factors have led to an increasing trend for Chinese and multinational pharmaceutical companies and research institutions to outsource their drug research and development projects to drug development service providers in China. As a result, there is a substantial demand for drug development service companies which could guide domestic and overseas pharmaceutical companies and research institutions to navigate through the new drug development and regulatory process in China in an efficient and cost-effective way.

OUR STRENGTHS

We believe that the following strengths differentiate us from our competitors and have contributed to our growth:

➢	Integrated service platform;

➢	Large, diversified and loyal client base;

➢	Proven drug development management expertise; and

➢	Experienced management team with proven execution capability and operational expertise.

OUR STRATEGIES

We seek to further increase our market share and enhance our brand recognition as a provider of one-stop solutions for new drug development in China through pursuing the following strategies:

➢	Strategically expand our presence in selected life science parks;

➢	Expand our service offerings and enhance our service capabilities;

➢	Further strengthen international project collaborations;

➢	Further improve operational efficiency; and

➢	Selectively pursue opportunities for strategic investments, acquisitions and alliances.

OUR CHALLENGES

We believe the following list summarizes some of the major risks and uncertainties that may materially and adversely affect us and the value of your investment in our ADSs:

➢

Any adverse development in the healthcare industry, reduction in pharmaceutical research and development spending from government grants and private investment or slow-down of the drug development outsourcing trend may result in reduction or discontinued use of our services, which may materially and adversely affect our business and prospects.

➢

Our ability to collect service fees has a significant effect on our results of operations and financial condition. Any significant delay or failure of payment made by or on behalf of our clients may materially and adversely affect our liquidity, results of operations and prospects.

➢

Failure to maintain a team of high-quality third-party service suppliers or control outsourcing fees paid to such third-party service suppliers could disrupt or delay our operations or our services to clients and materially and adversely affect our results of operations.

➢	Any failure to effectively manage our expansion could reduce our profitability and materially and adversely affect our business and results of operations.

➢	Any failure to retain existing clients or expand our client base may prevent us from maintaining or increasing our revenues.

➢	We may fail to effectively expand and market our service offerings and capabilities, which may harm our growth and prospects.

➢

We may fail to maintain good relationships with life science parks and lose the leases of the public service facilities in these parks, which could materially and adversely affect our business, results of operations and financial condition.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties.

CORPORATE INFORMATION

Our principal executive offices are located at 2F, No. 780 Cailun Road, Zhangjiang Hi-Tech Park, Pudong District, Shanghai 201203, People’s Republic of China. Our telephone number at this address is (+86) 21-5079-8788 and our fax number is (+86) 21-5079-8788 ext. 8088.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.newsummitbio.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated and for the purpose of this prospectus only:

➢	“ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

➢	“ADSs” refer to our American depositary shares, each of which represents ordinary shares;

➢	“China” or the “PRC” refer to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau;

➢	“New drugs” refer to any drugs that have not been launched to the market or sold in China;

➢	“Newsummit,” “we,” “us,” “our company” or “our” refer to Newsummit Biopharma Holdings Limited, its predecessor entities and its consolidated entities;

➢	“ordinary shares” refer to our ordinary shares, par value US$0.001 per share;

➢	“redeemable ordinary shares” refer to a portion of our ordinary shares, par value US$0.001 per share, held by certain of our shareholders that may be redeemed subject to certain conditions;

➢	“RMB” or “Renminbi” refer to the legal currency of China;

➢

“Series A convertible redeemable preferred shares” or “preferred shares” refer to our Series A convertible redeemable preferred shares, par value US$0.001 per share, each of which will be automatically converted into one ordinary share upon the completion of this offering; and

➢	“US$” or “U.S. dollars” refer to the legal currency of the United States.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option. This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates for the convenience of the readers. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at the noon buying rate at RMB6.4635 to US$1.00, the noon buying rate on June 30, 2011 as set forth in the weekly H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On February 17, 2012, the noon buying rate was RMB6.2985 to US$1.00.

This prospectus contains statistical data that we obtained from various government and private publications. In particular, this prospectus contains statistical data extracted from a report issued by ChinaBio which was commissioned by us for a fee that is more than nominal.

The offering

Price per ADS	We estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents ordinary shares, par value US$0.001 per share. The ADSs will be evidenced by ADRs.

The depositary will be the holder of the ordinary shares underlying your ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of our ADSs from time to time.

Subject to the terms of the deposit agreement, you may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, a form of which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary

Over-allotment option	We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We will receive net proceeds from this offering of approximately US$ million, or approximately US$ million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from this offering for the following purposes:

➢

approximately US$             for the expansion of our operations, including approximately US$             for the lease of additional public service facilities in national life science parks, approximately US$             for leasehold improvement and approximately US$             for purchase of fixed assets;

➢

approximately US$             for strategic acquisitions and investments, including approximately US$             for potential acquisitions of technologies, service capabilities and complementary businesses, as well as approximately US$             for potential investments in promising drug development projects; and

➢	the balance for general corporate purpose.

As of the date of this prospectus, we had not identified any specific potential target for business acquisition, nor had we entered into any agreement or understanding with respect to any potential acquisition of technologies, service capabilities or complementary businesses, or any potential investments in drug development projects.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Lock-up	We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs. Furthermore, each of our directors, executive officers, existing shareholders and certain holders of our share options has agreed to a similar 180-day lock-up. See “Underwriting.”

Proposed New York Stock Exchange Trading Symbol	NSB

Summary consolidated financial data

The following summary consolidated financial data as of and for the years ended December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial data as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. The unaudited consolidated financial statements includes adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. Our historical results for any period are not necessarily indicative of results to be expected for any future period. The summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2009	2010	2010	2011
	(in thousands of US$)
Consolidated Statement of Operations Data:
Net revenues	10,323	30,353	8,777	23,647
Cost of revenues	(11,022)	(25,942)	(10,291)	(19,491)
Gross profit (loss)	(699)	4,411	(1,514)	4,156
Selling expenses	(622)	(792)	(409)	(1,071)
General and administrative expenses	(2,090)	(2,830)	(1,178)	(1,962)
Income (loss) from operations	(3,358)	813	(3,087)	1,130
Legal settlement charge	(5,000)	(236)	—	(282)
Income tax benefit (expense)	174	(1,544)	(203)	(225)
Net income (loss)	(8,061)	(795)	(2,786)	398
Less: net income (loss) attributable to non-controlling interests	(333)	180	(211)	319
Net income (loss) attributable to Newsummit shareholders	(7,728)	(975)	(2,576)	78

Non-GAAP Financial Measure:
Adjusted EBITDA(1)	(2,886)	1,839	(2,450)	1,154

	As of December 31,		As of June 30,
	2009	2010	2011
	Actual	Actual	Actual	Pro Forma(2)	Pro Forma as Adjusted(3)
	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	4,786	7,555	3,405	3,405
Accounts receivable, net of allowance for doubtful accounts of US$51, US$246 and US$180 at December 31, 2009 and 2010 and June 30, 2011 respectively	7,100	29,671	23,500	23,500
Prepaid rental and other current assets	4,512	5,685	8,579	8,579
Prepaid rental, non-current and other non-current assets	9,384	13,303	36,406	36,406
Total assets	30,217	61,219	76,349	76,349
Advances from customers	10,229	11,672	12,024	12,024
Legal settlement charge payable	18,000	7,236	—	—
Total liabilities	40,849	58,233	67,551	66,503
Mezzanine equity	—	48,617	55,105	—
Total equity (deficit)	(10,631)	(45,632)	(46,307)	9,846
Total liabilities, mezzanine equity and deficit	30,217	61,219	76,349	76,349

(1)

Adjusted EBITDA refers to net income (loss) excluding (i) interest expenses and interest income, (ii) income tax expense or benefit, (iii) depreciation, (iv) loss on change in fair value of derivative liability and (v) legal settlement charge.

We use Adjusted EBITDA, a non-GAAP financial measure, to supplement our consolidated financial statements which are presented in accordance with U.S. GAAP. We present Adjusted EBITDA because we believe that Adjusted EBITDA provides useful information for investors and others to assess our operating performance as it eliminates the impact of items that we do not consider indicative of the performance of our business. For example, the legal settlement charge represents the charges and related interest incurred on outstanding installment payments in connection with our settlement with a third party, which was a non-recurring payment that we do not expect to incur in the future and did not reflect our operating performance. In addition, the change in fair value of derivative liability was a non-cash charge which we do not believe reflected the operating performance of our business. We present Adjusted EBITDA also because it is reviewed together with net loss by our management and the board of directors to evaluate our operating performance.
However, Adjusted EBITDA should not be considered in isolation or construed as a substitute for net loss or any other operating performance measure that is calculated in accordance with U.S. GAAP, or as an indicator of our operating performance or profitability. The use of Adjusted EBITDA has certain limitations as an analytical tool, which does not reflect all items of income and expense that affect our operations. Income tax expense, interest expense and interest income and depreciation have been and may continue to be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Furthermore, our Adjusted EBITDA may differ from similarly titled non-GAAP measures used by other companies, because other companies may present Adjusted EBITDA in a different manner than we do, and therefore its comparability may be limited. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following unaudited table presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, for each of the periods indicated:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2009	2010	2010	2011
	(in thousands of US$)
Net income (loss)	(8,061)	(795)	(2,786)	398
Less: interest income	41	48	125	71
Plus: interest expenses	82	80	39	46
Plus: income tax expense (benefit)	(174)	1,544	203	225
Plus: depreciation	308	369	182	200
Plus: loss on change in fair value of derivative liability	—	453	37	74
Plus: legal settlement charge	5,000	236	—	282

Adjusted EBITDA	(2,886)	1,839	(2,450)	1,154

(2)

Our unaudited consolidated balance sheet data as of June 30, 2011 on a pro forma basis reflect the automatic conversion of all of our Series A convertible redeemable preferred shares and redeemable ordinary shares into ordinary shares at a ratio of one for one upon the closing of this offering.

(3)

Our unaudited consolidated balance sheet data as of June 30, 2011 on a pro forma, as adjusted basis reflect (a) the automatic conversion of all of our Series A convertible redeemable preferred shares and redeemable ordinary shares into ordinary shares at a ratio of one for one upon the closing of this offering and (b) the issuance and sale by us of ADSs in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Risk factors

Investing in our ADSs involves a high degree of risk. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before investing in our ADSs. Any of the following risks and uncertainties could have a material and adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

RISKS RELATING TO OUR COMPANY AND INDUSTRY

Any adverse development in the healthcare industry, reduction in pharmaceutical research and development spending from government grants and private investment or slow-down of the drug development outsourcing trend may result in reduction or discontinued use of our services, which may materially and adversely affect our business and prospects.

China’s healthcare industry has been experiencing a rapid growth as a result of the aging population, increasing prevalence of chronic diseases, rising healthcare coverage and spending, increasing income and urbanization. Any adverse development of China’s healthcare industry may affect the demand for healthcare products and services, which in turn could negatively affect the demand for our services.

In addition, industry downturns, changes in governmental spending priorities, changes in available resources, institutional budgetary policies, general economic conditions and other factors may reduce pharmaceutical research and development spending from government grants and private investment. Such reduction may affect our clients’ research and development budgets and in turn, affect their outsourcing needs and the demand for our services. Such reduction may also affect the ability of certain of our clients who rely on government grants or private investment to pay our service fees. Reductions, delays or cancellations of orders or service agreements from clients and difficulties in collecting service fees from clients who fail to receive government grants or private investment as expected may materially and adversely affect our business, financial condition, results of operations and prospects.

Furthermore, any reversal or slow-down of the outsourcing trend in the pre-clinical and clinical stages of drug development may affect the demand for our services, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Our ability to collect service fees has a significant effect on our results of operations and financial condition. Any significant delay or failure of payment made by or on behalf of our clients may materially and adversely affect our liquidity, results of operations and prospects.

Our clients generally are in need of additional technical, capital and human resources to advance their drug development projects, regulatory submissions and commercialization. Most of our clients may have received, or are in the process of applying for, certain government grants and private investment for their drug development projects. Any failure, delay or deficiency in obtaining such government grants or private investment may affect our clients’ ability to pay our service fees. We do not require our clients to provide collateral, guarantees, liens or equity interest to secure their payment obligations. Instead, we provide value-added financing solutions to provide our clients with opportunities to access additional funding. However, the success of obtaining funding depends on many factors out of our control, which

Risk factors

affects our clients’ payment ability. We have recently established an internal credit control system, which requires formal credit analysis upon the acceptance of clients by reviewing their financing capability, operation and financial track records, credit policy documentation, periodical review of execution of credit policy compliance by our clients and continued timely confirmation with the clients on the progress of each milestone and accounts receivable. However, we cannot assure you that such internal credit control system will effectively reduce the clients’ non-payment risks as expected.

In addition, since January 2011, we started the practice of entering into three-party payment arrangements with certain of our clients and their investors who invest either in the clients or in such clients’ drug development projects. Under these payment arrangements, the investors agreed to make installment payments of service fees directly to us on behalf of the clients to settle such investors’ committed investments to such clients based on the progress of the drug development projects as periodically mutually confirmed by us and the clients. We had entered into such payment arrangements for 148 projects that involved a total of three investors as of December 31, 2011. We believe that these payment arrangements help us ensure the collection of our service fees. As an investor may have invested in multiple projects being developed by us, we may face potential credit risks relating to any significant investor who has agreed to pay a significant aggregate amount of service fees over an extended period of time for multiple projects under such three-party payment arrangements. For the year ended December 31, 2011, the service fees we collected from these three investors under such three-party payment arrangements for a total of 148 drug development projects amounted to approximately RMB187.0 million (US$28.9 million). The single largest investor, from whom we received service fees in the total amount of RMB144.0 million (US$22.3 million), is a subsidiary of Wuhan Optics Valley New Drug Development Investment Management Co., Ltd., or Wuhan Optics Valley Investment, to which we made rental prepayments, at the direction of our landlord, in a total amount of RMB136.0 million (US$21.0 million) as of September 30, 2011. As we have fully paid all the rent under the lease agreement for the public service facilities in the life science park in Wuhan and will make no further payment to this investor, the future payment ability of such investor may be affected, which may in turn have a substantial impact on our future results of operations. We cannot assure you that the investors of drug development projects will continue to enter into such three-party payment arrangements with us, or they will have sufficient capital resources to make service fee payments on behalf of our clients in a timely manner and in full amounts, or at all.

The payment ability of our clients and their investors, as the case may be, in turn, directly affects our revenue recognition. One of the criteria to recognize revenues is that the collectibility of outstanding service fees is reasonably assured. As such, deteriorating payment ability of our clients, which may be directly affected by their investors’ ability and continuous willingness to fund their projects, will result in less revenues recognized and have a material and adverse impact on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Revenue Recognition.”

Furthermore, the payment ability of our clients and, in cases of three-party payment arrangements, of our clients’ investors, also affects the collectability of our accounts receivable. Our accounts receivable were US$7.1 million, US$29.7 million and US$23.5 million, respectively, accounting for 68.8%, 97.8% and 99.4% of our net revenues for the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011, respectively. We were able to collect approximately 97.5%, 91.1% and 83.6% of the total accounts receivable for 2009 and 2010 and the six months ended June 30, 2011, respectively, within a six-month period after the end of each relevant period. However, as the collectability of our accounts receivable is subject to the payment ability of our clients or their investors, as the case may be, we cannot assure you that we will always be able to collect our accounts receivable in a timely manner,

Risk factors

or at all. In addition, the significant amount of accounts receivable may expose us to increasing risks associated with shortage of working capital, which in turn may result in delay or difficulty in the delivery of our services. As we outsource certain services to third-party service suppliers to which we directly make payments, any delay or inadequate payment by our clients may affect our ability to pay those third parties. If we fail to timely pay our third-party service suppliers, our relationships with such third-party service suppliers may be significantly harmed and our business may be materially and adversely affected. Moreover, delay or failure of payments of the accounts receivable by our clients or their investors, as the case may be, may result in a write-off or an increase of allowance for doubtful accounts, which may materially and adversely affect our liquidity, results of operations and financial condition.

Failure to maintain a team of high-quality third-party service suppliers or control outsourcing fees paid to such third-party service suppliers or loss of their flexible payment terms could disrupt or delay our operations or our services to clients and materially and adversely affect our results of operations, liquidity and financial condition.

We outsource certain services to third-party service suppliers, such as contract laboratories, traditional contract research companies, qualified medical institutions and clinical centers, to conduct certain pre-clinical testing, safety evaluation, bio-statistics collection, clinical studies, data management and final report preparation. Our ability to provide high-quality drug development services to clients highly depends on the quality and integrity of data reports that we submit to regulatory approval authorities in connection with our clients’ IND and NDA applications to the SFDA. We select third-party service suppliers carefully and work closely with them to design and execute pre-clinical and clinical study protocols subject to review and confirmation by our clients. However, these third-party service suppliers may fail to meet the quality standards within the timetables set forth under their agreements with us. We have in the past terminated certain service agreements with third-party service suppliers for various reasons, such as the termination of the underlying drug development projects or the failure of third-party service suppliers to meet the agreed service quality. We have not been materially and adversely affected by any failure by third-party service suppliers to meet the quality standards or timetables or by any termination and replacement of third-party service suppliers. We cannot assure you, however, that we will be able to find high-quality replacement service suppliers in a timely manner with minimum extra costs in the future, if at all. In addition, although we have established extensive procedures and standards to monitor and control the quality of third-party data, we cannot guarantee the authenticity or accuracy of the data and reports prepared by these third parties. The failure of these third parties to provide authentic and accurate data and reports pursuant to our agreements with them could materially and adversely affect our ability to properly serve our clients and harm our reputation and results of operations and prospects.

Outsourcing service fees accounted for a significant portion of our total cost of revenues. For the years ended December 31, 2009 and 2010, outsourcing service fees increased from US$5.3 million, or 48.4% of the total cost of revenues, to US$19.0 million, or 73.3% of total cost of revenues. For the six months ended June 30, 2011, outsourcing service fees were US$16.4 million, accounting for approximately 84.1% of total cost of revenues for that period. We expect outsourcing service fees to continue to increase in absolute amounts along with our business expansion. As a result, any failure to control the outsourcing service fees could have an adverse effect on our results of operations. We do not rely on any particular service supplier and expect to continue to diversify our supplier base. However, there is no assurance that our efforts will be successful. In addition, we have been making efforts to manage our relationships with third-party service suppliers. For example, we are and will continue to seek additional service suppliers to minimize our reliance on any particular service supplier. We also seek best market quotes for relevant services each quarter and re-negotiate service fees with our third-party service suppliers when the market conditions change materially. However, we cannot assure you that we will

Risk factors

always be able to enter into agreements with third-party service suppliers on terms acceptable to us or pass any increase of outsourcing service fees to our clients. Our failure to enter into such agreements or to control our outsourcing service fees may limit our ability to expand our business or to provide quality services to our clients, which in turn may materially and adversely affect our results of operations.

In addition, the flexible payment terms accepted by our third-party service suppliers for the outsourcing service fees payable to them have offered us the ability to operate our business with negative working capital. As of December 31, 2009 and 2010 and June 30, 2011, we had negative working capital of US$21.9 million, US$10.6 million and US$27.1 million, respectively. Our negative working capital was primarily attributable to the accounts payable balance of US$6.4 million, US$24.3 million and US$39.7 million as of December 31, 2009 and 2010 and June 30, 2011, respectively, which primarily comprised amounts owed to our third-party service suppliers. Historically, we have settled such accounts payable after we had collected from our clients cash payments for services rendered. Our agreements with third-party service suppliers do not explicitly state credit terms. If a large number of third-party service suppliers shorten the payment terms for these accounts payable, we will need to obtain a substantial amount of additional funding from other sources to satisfy our working capital needs. Any failure to obtain such additional funding will materially and adversely affect our business, liquidity position and financial condition.

Any failure to effectively manage our expansion could reduce our profitability and materially and adversely affect our business and results of operations.

We have experienced significant growth in the past two years. Our net revenues grew from US$10.3 million in 2009 to US$30.4 million in 2010 and amounted to US$23.6 million for the six months ended June 30, 2011. The number of service agreements we entered into increased from 95 as of December 31, 2009 to 159 as of December 31, 2010, and further to 327 as of December 31, 2011. Our rapid growth has placed, and will continue to place, significant demands on our management and administrative, operational and financial systems.

Continued expansion increases the challenges we face, including (i) leasing new facilities and establishing new operations at additional life science parks and maintaining efficient use of the public service facilities we currently operate; (ii) managing a larger number of clients with diverse requirements; (iii) creating and capitalizing upon economies of scale; (iv) recruiting, training and retaining a sufficient number of skilled technical, sales and management personnel; (v) maintaining effective control over personnel and multiple public service facilities to ensure our service quality; and (vi) developing and improving our internal systems, particularly those relating to our business operations and finance. We cannot assure you that our current management, administrative, operational and financial systems will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business and results of operations may be materially and adversely affected.

Any failure to retain existing clients or expand our client base may prevent us from maintaining or increasing our revenues.

The success of our business depends largely on the size of our client base. Our clients are primarily drug discovery companies and our revenue is primarily generated from service fees we receive from these clients. The contractual terms of the service agreements we enter into with our clients generally range from two to three years for pre-clinical development services to two to five years for clinical development services. The terms of our MDR contracts generally range from two to three years. Although we have established multiple channels to gain access to new clients, we cannot assure you that we will be able to maintain or expand our current client base. If we fail to maintain or further expand our client base, or, if our current clients decide to terminate the ongoing service agreements with us, we may not be able to maintain or increase revenues, and our business, results of operations and prospects may be materially and adversely affected.

Risk factors

We may fail to effectively expand and market our service offerings and capabilities, which may harm our growth and prospects.

As a provider of one-stop solutions for new drug development, we intend to further expand our service offerings along the value chain of new drug development and commercialization. We currently offer an integrated package of services for new drug development, ranging from pre-clinical development services, Phase 0 clinical trial and related application services, clinical development services, assistance in technical writing, preparation of regulatory submissions of IND and NDA applications to the SFDA to pilot-scale manufacturing. We also provide MDR services to assist our clients to prepare regulatory submissions to the SFDA of registration certificate applications for medical devices and diagnostic reagents. We intend to further expand our service offerings and provide post-approval services in the near future. We expect to further expand our service offerings to include certain laboratory researches that we currently outsource. We also plan to collaborate with domestic and global business partners by establishing new research and development platforms and GMP-standard facilities to enhance our pilot-scale manufacturing capacity.

We may face a number of challenges in expanding our service offerings, including:

➢	identifying client demands and market trends;

➢	providing our services in an efficient and cost-effective manner;

➢	hiring, training and retaining necessary project management and technical personnel;

➢	maintaining high-quality control and process execution standards;

➢	increasing potential clients’ awareness and acceptance of our services; and

➢	further optimizing project management during the new drug development process.

If we fail to effectively expand our service offerings, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may fail to maintain good relationships with life science parks and lose the leases of the public service facilities in these parks, which could materially and adversely affect our business, results of operations and financial condition.

We have strategically located our operating subsidiaries in five national life science parks in China. Although our revenues are not primarily earned from operating the facilities in these life science parks, but are earned from the services provided to our clients mainly through leveraging a large group of third-party service suppliers, most of whom are not located in these parks, we seek to leverage the cluster effect of these parks and their favorable policies and incentives to expand our client base and further grow our business.

Life science parks play an important role in promoting and commercializing new drug development projects in China as they attract a large number of pharmaceutical companies and research institutes by providing various incentives, preferential policies and well-established infrastructures and, in certain cases, funding and financial support, directly or through their affiliates. Specifically, the five life science parks in China where we operate have been actively organizing various resources, including leasing facilities and infrastructures and making substantial investments in research and development infrastructure and drug development projects, some of which are owned and developed by our clients. To date, we have maintained good relationships with these five life science parks. We have been able to enter into long-term leases ranging from five to ten years to use and operate the public service facilities in these parks with the management committees of these life science parks or their delegated entities. As such, we believe we are well positioned to access both domestic and global pharmaceutical companies and research institutes in these parks and are able to attract a large number of these potential clients with promising drug candidates to our integrated service platform.

However, as life science parks in China generally play an administrative and regulatory role and act as counterparties of business activities, in our dealings with them we may be placed in a disadvantageous

Risk factors

bargaining position and exposed to potential risks arising from such dual roles played by the life science parks which we would not have faced in entirely commercial transactions. In addition, these life science parks have contributed significant investments in laboratory equipment, infrastructure and other ancillary systems for the public service facilities operated by us and specially designed to our requirements. As a result, we were required to make significant rental prepayments. The amounts of prepayments and the lease terms covered by such prepaid rental vary from one park to another. For example, we were required to prepay all the rent for the whole ten-year lease term until October 2019 in an amount of RMB136.0 million (US$21.0 million) within the first two years of the lease term for the facility in the life science park in Wuhan, Hubei province, which we had fully paid up by September 2011. In addition, by September 2011, we had prepaid (i) all the rent of RMB108.0 million (US$16.7 million) for the whole ten-year lease terms for the facilities in the Dalian park and (ii) the rent of RMB133.8 million (US$20.7 million) for the facilities in the Taizhou park which covered the whole five-year term for two leases and approximately six years of the ten-year lease term for another two. These substantial rental prepayments were made at the request of the relevant landlords and were part of the commercial agreements reached to secure the leases of the public service facilities in these life science parks. Within the 12-month period ended December 31, 2010 and the six-month period ended June 30, 2011, we made a total of RMB73.4 million (US$11.4 million) and RMB171.0 million (US$26.5 million) in prepaid rental, respectively, to the three of the five life science parks which requested us to make prepayments. Such prepayments placed significant strain on our capital resources and adversely affected our liquidity position during the periods prior to June 30, 2011.

If we fail to maintain good relationships with these parks, we may need to make even more significant investments, in the form of prepaid rental or otherwise, to retain the leases of our existing facilities or secure leases of additional facilities we may need to further grow our business, or may lose the leases of the public service facilities in these parks. If any of the above happens, our business operations may be interrupted, our ability to expand our client base may be harmed and our results of operations and financial condition may be materially and adversely affected.

We may fail to renew leases of public service facilities with life science parks, which could materially and adversely affect our business and results of operations.

We lease public service facilities from the life science parks. As of the date of this prospectus, we had entered into an aggregate of ten leases for the public service facilities in five national science parks in China. For certain facilities, multiple leases were entered into as a result of various intended uses of the facilities or separate property titles granted. The terms of these leases range from five to ten years, expiring from December 2013 to February 2021. For details of each lease, see “Business—Facilities.” We cannot assure you that when these leases expire, we will be able to renew these leases with favorable terms, or at all. If we fail to renew any of these leases, we will be forced to relocate to alternative third-party facilities or construct our own facilities, which may cause significant interruption to our business and require substantial capital investment and time for the construction of our own facilities and infrastructure. In any of these events, our business and results of operations may be materially and adversely affected and we may incur significant additional expenses if we relocate our operations and establish our own facilities.

Our business depends substantially on the continuing efforts of our executive officers, project managers, technology staff and other key personnel, and our business may be severely disrupted if we lose their services.

Our success depends on the continued services and performance of our senior management and other key personnel, in particular, the continued service of Mr. Jun Ren, our chief executive officer, Ms. Caidy Di Cai, our chief financial officer, Ms. Yangbin Huang, our chief technology officer, and Mr. Weiguo Huang, our chief operating officer. To implement our business strategies and achieve our business objectives, we rely on our management team’s experience in business operations, business vision, finance

Risk factors

and accounting and management skills, as well as their relationships with our clients, third-party service suppliers and potential investors of our clients’ new drug development projects.

In addition, our success and further expansion largely depend on the continuing service of our project managers who are responsible for progress monitoring and quality control of our new drug development projects. Our ability to retain and attract key technology staff and other key personnel is critical to our competitiveness. We have entered into employment agreements with each of our senior management and key personnel, which generally have a term of two years and are subject to renewal upon mutual consent. We face intense competition and may have to offer competitive compensation packages to attract and retain qualified personnel, which could increase our operating expenses and, in turn, materially and adversely affect our financial condition and results of operations. Although we have not encountered any material difficulties managing and retaining a sufficient number of skilled personnel since our inception, we cannot assure you that we will always be able to retain and attract qualified personnel required to achieve our business objectives, and failure to do so could materially and adversely affect our business and prospects. Any loss of any of our current key employees could materially and adversely affect the quality of our services, our client base and our reputation.

Our clients may terminate or modify the service agreements with us, which may materially and adversely affect our business and prospects.

Due to the inherent uncertainties underlying drug research and development processes, our clients’ new drug development projects can be delayed or canceled for many reasons, including, among others, technical challenges, unexpected results, safety concerns, regulatory developments and economic issues. Some of our service agreements also allow our clients, generally with a ten-day prior written notice, to modify the agreements under certain circumstances, such as material changes to market conditions, force majeure or hardship to perform the agreements. In addition, under circumstances of force majeure or material changes to regulations or policies where it becomes impossible for both parties to perform the agreements, the service agreements may be terminated upon mutual consent. In sum, our clients may modify or terminate the service agreements with us. If a client terminates a service agreement with us, we are generally only entitled to service fees incurred through the date of termination. Therefore, the aggregate contract value of our outstanding service agreements as of any date, which represents the total contract prices set forth under the effective service agreements as of such date, is not necessarily a meaningful indicator of the value to be fully recognized as net revenues over time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Aggregate Contract Value.” We price our service agreements with our clients by taking into account various factors, including the estimated outsourcing fees, other cost and expenses and our expected margin to be achieved for each specific drug development project. If the scope of a large number of service agreements is revised significantly or a large number of service agreements are terminated, our business and prospects may be materially and adversely affected and our actual results of operations for a specific period may be below our expectation.

In addition, we do not have the right to terminate the agreements with third-party service suppliers merely due to the modification or cancellation of the service agreements by our clients. As we outsource services to a large number of third-party service suppliers, modification or cancellation of the service agreements by our clients will also adversely affect our ability to perform our obligations under agreements with such third-party service suppliers, which may harm our relationships with such third-party service suppliers and expose us to liabilities for breach of contract. Although we have not been materially and adversely affected by such modification or cancellation in the past, if we experience any modification or cancellation of one or more significant service agreements, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Risk factors

We incurred net losses in the past and may continue to incur net losses in the future.

We incurred net losses in 2009 and 2010 in the amount of US$8.1 million and US$0.8 million, respectively. Although we recorded net income of US$0.4 million for the six months ended June 30, 2011, we cannot assure you that we will avoid net losses and achieve or sustain profitability in the future. Although we experienced significant revenue growth in recent periods, such growth rates may not be sustainable and our revenues may decrease in the future. In addition, our ability to achieve profitability largely depends on our ability to control our costs and operating expenses, which we expect will increase as we expand our business. If we fail to increase revenues at the rate we anticipate or if our costs and operating expenses increase without a commensurate increase in our revenue, our financial condition and results of operations may be materially and adversely affected.

Our results of operations may fluctuate, which makes our financial results difficult to forecast and could cause our results to fall short of expectations.

Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. These factors include, among others:

➢	the trend of drug research and development spending and outsourcing;

➢	our ability to promote our brand name as a provider of one-stop solutions for new drug development;

➢	our ability to attract new clients, retain existing clients and expand our client base;

➢	our ability to maintain and enhance relationships with national life science parks;

➢	our ability to recognize revenues and collect accounts receivable in a timely manner;

➢	our ability to control our costs and expenses, including the outsourcing service fees;

➢	our ability to achieve economies of scale and operating efficiency;

➢	the timing and number of milestones achieved under the service agreements with our clients in a given period; and

➢	increased competition.

These and other factors may result in our revenues and profit growing at lower rates than in the past, if at all. These factors may also cause our results of operations to fluctuate significantly from period to period, which may result in substantial volatility in the trading price of our ADSs. Furthermore, many of these and other factors are beyond our control, making our results of operations difficult to predict. We also operate in a rapidly evolving industry. As a result, you should not rely on our historical results of operations as an indication of our future performance.

Our limited operating history as a provider of one-stop solutions for new drug development may make it difficult for you to evaluate our business and future prospects.

We began our operations in 2001 as a traditional contract research company. With the evolution of the drug development services industry in China, we established our unique business model as an integrated service platform and started to provide one-stop solutions to our clients since the second half of 2008. Accordingly, our operating history as a provider of one-stop solutions for new drug development upon which you can evaluate the viability and sustainability of our business and its acceptance by industry participants is limited. These circumstances may make it difficult for you to evaluate our business and prospects, and you should not rely on our past results or our historic growth rate as an indication of our future performance.

Risk factors

If we fail to protect the intellectual property rights of our clients, we may be subject to liability for breach of contract and may suffer damage to our reputation. We may also be subject to third-party claims of intellectual property infringement or misappropriation that, if determined adversely against us, could cause us to pay significant damages.

Protection of intellectual property rights associated with pharmaceutical services is critical to all of our clients, and our success substantially depends on our ability to protect the proprietary rights of our clients. This is particularly important to us because almost all of our operations are based in China, which has not traditionally enforced intellectual property rights protection to the same extent as in developed countries, such as the United States. Despite measures we take to protect our clients’ and our own intellectual property rights, unauthorized parties may attempt to obtain and use information and technology that we or our clients regard as proprietary. Any failure to protect our clients’ proprietary rights could subject us to liability for breach of contract and significantly damage our reputation, which could materially harm our business, financial condition, results of operations and prospects.

In addition, under most of our service agreements, we have assumed indemnification obligations for intellectual property infringement by the services we deliver to our clients under the service agreements and to the extent that we create the infringing aspect of such services. We may be responsible for all losses and expenses incurred by the clients as a result of such infringing aspect of our services. As our client base expands, we may enter into service agreements with various clients in connection with similar drug development projects. Under these circumstances, we are strictly obliged not to leak drug samples, research data or other technical information provided by or created in the process of providing services to one particular client to other clients. Any failure to comply with these obligations could significantly harm our business and reputation, as well as expose us to liability for breach of contract.

Furthermore, if the research and development activities performed by our clients or our suppliers infringe upon other third parties’ intellectual rights, we may be subject to intellectual property infringement suits brought by such other third parties that, if determined adversely against us, could cause us to pay significant damages. Despite any indemnification provisions in the contracts between us and our clients or third-party service suppliers, defending such suits could be time-consuming and costly, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

We do not maintain insurance coverage for our operations and any damages resulting from product liability, health and safety liability, business liability or disruption, property damage or litigation might result in substantial costs to us.

In providing our services in connection with new drug development, we face a range of potential risks typical to the drug development services industry. For example, our pilot-scale manufacture of sample drugs may use or generate a limited amount of toxic and hazardous materials. Any failure by us to control the use of, restrict adequately the discharge of, or protect our employees from hazardous substances could subject us to health and safety liability. In addition, such manufacturing of the drug samples may expose us to personal injury or wrongful death suits by volunteers or patients taking the drugs during the clinical trials. We may have to pay significant damages to victims who are injured or dead as a result of defective drug manufacturing. Even if the injury or death is caused by reasons that we are not responsible for, we may still be listed as a defendant in personal injury suits. The insurance industry in China, however, is still at an early stage of development, where the insurance companies offer relatively limited insurance coverage for product liability, business liability or disruption, litigation expenses or property damages. Therefore, we have not purchased any insurance, such as general liability,

Risk factors

health and safety liability or product liability insurance, to protect our business operations in China. As a result, any expenses or damages resulting from product liability actions, health and safety liability, business liability or disruptions may incur substantial costs to us, and in turn could have a material and adverse effect on our results of operations. Furthermore, defending any of such suits could be expensive and time-consuming, could cause the diversion of management’s attention and resources away from the operations of our business and could damage our reputation.

Future strategic investments or acquisitions may not be successful and may disrupt our ongoing business, distract our management and increase our expenses, which may materially and adversely affect our business.

We may expand our business by pursuing strategic investment opportunities, including minority investments, acquisitions, joint ventures and strategic alliances. However, we may not be able to identify appropriate investment or acquisition candidates or joint venture projects. Even if an investment or acquisition candidate is identified, we may not be able to successfully negotiate the terms of the transaction or obtain financing for any such transaction. Even if such transactions may launch and proceed, they may result in unanticipated and significant cost of resources, either capital or non-capital, liabilities to third parties and loss of key employees, clients or suppliers of the acquired organizations. We may not be able to successfully integrate any business, products, technologies or personnel that we acquire in the future, which may backfire and harm our existing business. Furthermore, we may have disagreements or disputes with our joint venture partners, which may distract our management’s attention, disrupt our business operations and affect our growth plan.

In addition, we may selectively pursue strategic investments in promising drug projects which we have screened and assessed during the process of providing services. However, as such investments may require significant capital upfront, we may not be able to maintain a healthy level of cash position to sustain our business operations. In addition, due to the inherent uncertainties underlying drug research and development processes, we cannot assure you that such investments will achieve the expected economic returns in the near future, or at all. The drug candidates in which we invest significant resources may fail to receive approval from the SFDA or be commercialized for reasons beyond our control. Any failure in such investments may have a material and adverse impact on our results of operations and prospects.

We face increasingly intense competition. If we do not compete successfully against existing and new competitors or fail to respond to new technologies, methodologies or regulatory developments, demand for our services may decrease and our financial condition, results of operations and profitability may be materially and adversely affected.

The drug development services industry is highly competitive and we expect the competition to intensify. Although we believe we do not face direct competition due to our comprehensive and integrated service offerings with a significant scale, we compete at various facets of our operations with contract research companies, contract manufacturing companies, as well as in-house research and development teams of pharmaceutical companies and international drug development service providers who seek market opportunities in China. For example, we compete with WuXi PharmaTech, Inc. and ShangPharma Corporation, each a China-based U.S. listed company, in basic medical related services in pre-clinical area; compete with Venturepharm Service CRO Group and Charles River Laboratories International Inc. in pharmaceutical related services in pre-clinical area; and compete with Beijing KendleWits Medical Consulting Co., Ltd., Quintiles Transnational Corp. and APEX China Co., Ltd. in the area of clinical services. Some of our competitors are also seeking to expand their service offerings across multiple

Risk factors

service areas which may constitute direct competition with us in the future. Some of our competitors may have greater financial, research and other resources, greater pricing flexibility, more extensive technical capabilities and greater brand recognition than us. Furthermore, consolidation within the global pharmaceutical research and development outsourcing markets may create stronger competitors than those we face today.

In addition, as the global pharmaceutical research and development industry is constantly evolving, we must keep pace with the latest technologies, methodologies and regulatory developments in the industry to maintain our competitive position. As a result, we are required to continue to invest significant human and capital resources to enhance our services, technologies and project management capabilities in order to better cater to our clients’ demands. However, we may fail to develop or commercialize new technologies or services in a timely manner and our competitors may develop new technologies or services more effectively than we do. Furthermore, increased competition may subject us to pricing pressure and reduce demand for our services, which could materially and adversely affect our business and results of operations.

We may need additional capital and we may not be able to obtain capital in a timely manner or on acceptable terms, or at all, which may adversely affect our liquidity and financial condition.

We have financed our operations primarily through the issuance of our ordinary shares and preferred shares to investors. We believe that our current cash and cash equivalents and, partly subject to our clients’ or their investors’ ability to obtain financing, cash expected to be generated from operations will be sufficient to meet our operating and capital requirements for the foreseeable future. We may, however, require additional capital in order to remain competitive and finance future development opportunities. While we will, if necessary, explore alternative financing sources, including future securities offerings and government funding, we cannot be certain that these liquidity sources will be available in a timely manner or on commercially reasonable terms or at all. Our ability to obtain additional capital is subject to a variety of uncertainties, including our future financial conditions, results of operations and cash flow, general market conditions for financing activities by companies in our industry and economic, political and other conditions in China and elsewhere.

If we fail to obtain sufficient financing when needed, we may have to reduce the scope and scale of our services or be forced to delay our expansion, any of which could have a material and adverse effect on our business, financial condition, results of operations and prospects. In addition, if we raise additional capital by issuing equity securities or convertible debt securities, our existing shareholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants such as limitations on our ability to incur additional indebtedness, pay dividends, or other operating restrictions that could adversely impact our ability to conduct our business.

We experienced a substantial level of revenue concentration attributable to a limited number of clients in the past and may experience the same or higher level of revenue concentration in the future. The loss of or significant reduction in service agreements from any major client could materially and adversely affect our business, financial condition, results of operations and prospects.

For the year of 2010, our largest client, Zhejiang Grostre Biotech Co., Ltd, or Zhejiang Grostre, contributed 18.5% of our net revenues, which was attributable to the multiple service agreements it had entered into with us. Our top five clients, including Zhejiang Grostre, accounted for a total of approximately 39.5% of our net revenues in 2010. For the year of 2009, our largest client, Taizhou Huasheng Investment & Development Co., Ltd, or Taizhou Huasheng, contributed 55.3% of our net revenues as a result of a one-time payment of service fees upon termination of several contractual

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arrangements with this client. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” Except for Taizhou Huasheng, the remainder of our top five clients accounted for a total of approximately 32.1% of our net revenues in 2009. We may continue to experience revenue concentration in the future, if a significant number of milestones are achieved in a given period under our service agreements with one or more major clients in such period. If one or more of these major clients fail or delay to pay our service fees, or if there is any reduction or cancellation of service agreements by one or more of our significant clients, it may cause material revenue fluctuations or declines and have a material and adverse effect on our financial condition, results of operations and prospects.

In addition, due to the long-term and uncertain nature of drug development projects, we cannot assure you that we are able to sustainably source additional projects from existing major clients, in a similar quantity or of the similar quality or at all. Therefore, if we fail to source projects from current major clients or identify replacement clients, our results of operations and prospects may be materially and adversely affected.

In the course of preparing our consolidated financial statements, we have identified certain material weakness and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

We will be subject to reporting obligations under U.S. securities laws after this offering. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and related rules require a public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of a public company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2013. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In preparing our consolidated financial statements as of and for the years ended December 31, 2009 and 2010, we and our independent registered public accounting firm identified certain material weakness and other significant control deficiencies in our internal control over financial reporting. A material weakness, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the AICPA Professional Standards, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified is attributable to the combination of the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the reporting requirements of the Securities and Exchange Commission, or the SEC, and the lack of documented financial closing and reporting policies and procedures.

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. In light of the material weakness and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over

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financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weakness and/or other control deficiencies may have been identified.

In response to the material weakness, significant deficiencies and other deficiencies identified in our internal controls, we are in the process to undertake remedial steps to improve our internal controls. However, the remediation policies and procedures we have implemented and plan to implement may be insufficient to address our material weakness and other control deficiencies, and we cannot conclude that they have been fully remedied. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designated to improve our internal control over financial reporting. Our failure to address the material weakness and other control deficiencies or our failure to discover and address any additional control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal controls could significantly hinder our ability to prevent fraud.

The pharmaceutical industry is highly regulated. Any failure to comply with applicable regulations or industry standards or any failure to obtain requisite licenses and permits could harm our reputation and materially and adversely affect our business, financial condition, results of operations and prospects.

Governmental agencies and industry regulatory authorities in China impose strict rules, regulations and industry standards governing pharmaceutical research and development activities, which apply to our clients, our third-party service suppliers and us. As a China-based provider of one-stop solutions for new drug development, we need to cooperate with third-party service suppliers who have obtained Good Clinical Practice and Good Laboratory Practice Certification and other relevant certifications, as the case may be, from the SFDA for IND and NDA applications for our clients. In addition, all facilities and manufacturing techniques used to manufacture drug samples in China must conform to standards established by the SFDA. Failure by us to comply with any applicable regulations may result in termination or suspension of our operations and subject us to administrative penalties or disqualification of data submissions to the SFDA. Failure by our third-party service suppliers to comply with the relevant regulations may affect their ability to deliver services and in turn the performance of service agreements with our clients, which may materially and adversely affect our relationships with clients and our business and results of operations.

In addition, our overall business operations and the facilities we operate are subject to safety and health laws and regulations in China. Our pilot-scale manufacturing may use or generate a limited amount of toxic and hazardous materials. Any failure by us to control the use of, restrict adequately the discharge of, or protect our employees from hazardous substances could subject us to significant monetary damages and fines. We require our employees to follow detailed safety procedures in using laboratory equipment, operating animal testing facilities and handling chemical and biological materials in compliance with applicable laws and regulations. We have completed all environmental assessment and other procedures and obtained all approvals that we are required to obtain under the applicable safety and health laws for all of our facilities and projects. Historically, we have never been subject to any regulatory actions or fines due to failure to comply the relevant safety, health or environment protection laws and regulations. However, if the relevant government authorities in China determine that we are not in compliance with applicable laws and regulations, we may be required to rectify non-compliance within a specified period of time frame, pay fines or damages to third parties or suspend our operations, which may materially and adversely impact our business, results of operations and prospects.

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Furthermore, as we expand our service offerings to meet our clients’ evolving needs, we may also need to comply with similar or more rigorous regulations, standards or procedures required by regulatory authorities in other jurisdictions, such as the U.S. Food and Drug Administration, or the FDA, or the European Medicines Evaluation Agency, or the EMEA, particularly in the events of drug sample manufacturing, clinical trials or NDA applications in the United States or Europe. Due to our limited experience in dealing with the FDA or the EMEA, we may face significant challenges in complying with the relevant regulations, standards or procedures imposed by the FDA or the EMEA. Any failure to comply with such regulations, standards or procedures may result in, among others, disqualification of data submitted to regulatory authorities and loss of service agreements and clients, which may materially and adversely affect our reputation, results of operations and prospects.

Failure to comply with PRC laws and regulations relating to the transfer of state-owned assets and capital contribution may expose us to penalties and adversely affect our business, financial condition and results of operations.

In May 2004, Green Villa Holdings Ltd., or Green Villa, a company organized under the laws of the British Virgin Islands and our wholly-owned subsidiary, acquired 32.0% of the equity interest in Shanghai Newsummit Biopharma R&D Co., Ltd., or Newsummit R&D, jointly held by Shanghai Science and Technology Investment Co., Ltd. and Shanghai Fudan Tech-Park Investment Co., Ltd., each a PRC State-owned entity, or the 2004 Acquisition. The parties to the 2004 Acquisition failed to go through a public bidding process in a property right exchange institution, as required under the PRC Laws. In accordance with the Interim Measures for Administration of Transfer of State-owned Property Right of Enterprises, or the Interim Measure, the 2004 Acquisition may be nullified and voided by the PRC court in a legal proceeding initiated by the relevant State-owned assets administration authority if the State-owned assets administration authority deems necessary. However, on the basis that (i) the parties to the 2004 Acquisition have conducted the relevant State-owned asset valuation, and the relevant valuation report has been filed with and confirmed by Shanghai Asset Valuation and Examination Center, (ii) the 2004 Acquisition has been approved by Shanghai Foreign Investment Committee and registered with the relevant department of Administration for Industry and Commerce, and (iii) we confirmed that since the completion of the 2004 Acquisition, none of Green Villa, Newsummit R&D or other relevant parties have received or been aware of any notices, warnings, claims, demands, actions, proceedings issued or initiated by relevant State-owned assets administration authorities in connection with or arising from the 2004 Acquisition, Jun He Law Offices, our PRC counsel, takes the view that the chance for the 2004 Acquisition being ruled as null and void by the PRC court is slim. However, if Green Villa’s acquisition of the equity interest in Newsummit R&D is nevertheless nullified and voided, our business, results of operations and prospects may be materially and adversely affected.

In 2005, Newsummit R&D established Shanghai Newsummit Biopharma Co., Ltd., or Shanghai Newsummit Co., by contributing, among others, a patent then owned by Newsummit R&D to the registered capital it subscribed. Shanghai Newsummit Co. subsequently established Shanghai Urban Newsummit Pharmaceutical Co., Ltd., or Urban Newsummit, and contributed the same patent. However, instead of transferring the patent to Shanghai Newsummit Co., Newsummit R&D transferred the patent directly to Urban Newsummit in 2006. According to the legal opinion issued by Jun He Law Offices, the chance for Newsummit R&D and Shanghai Newsummit Co. being subject to fines or penalties solely due to such procedural defect is remote. However, we cannot assure you that the relevant regulatory authorities will take the same view as our PRC legal counsel. As part of our corporate reorganization, Newsummit R&D has subsequently transferred its entire equity interest in Shanghai Newsummit Co. to Shanghai Xingaofeng Newsummit Biopharma Co., Ltd., or Shanghai Xingaofeng, and Shanghai Newsummit Co. has changed its name to Shanghai Newsummit Biopharma Group Co., Ltd., or Shanghai Newsummit Group. During these administrative procedures, neither Newsummit R&D

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nor Shanghai Newsummit Group has been subject to any penalties or received any warnings from relevant regulatory authorities with respect to their historical failure to make capital contribution in a proper manner. We cannot assure you that they will not be subject to any fines or other penalties in the future. If any penalties or fines are imposed in the future on the aforesaid historical failure to make capital contribution, our business, financial condition and results of operations may be materially and adversely affected.

Some of our leased properties lack requisite property title certificates or the leases were not registered.

As of the date of this prospectus, we had entered into an aggregate of ten leases for our five public service facilities and five leases for our offices located in China. For certain facilities, multiple leases were entered into as a result of various intended uses of the facilities or separate property titles granted. Due to reasons beyond our control, the landlords of six of these leases have not been able to provide us with evidence of valid property title certificates or authorizations to lease or sub-lease the properties. In addition, none of the leases has been registered with competent authorities as required by relevant PRC regulations as of the date of this prospectus. As it is the landlords’ responsibility to obtain property title certificates and lease or sub-lease authorizations, and the lease registration process requires the cooperation of the respective landlords, who are all independent third parties, it is not within our control whether the landlords will obtain the relevant property title certificates or lease or sub-lease authorizations in a timely manner, or at all, or assist us to register such leases properly. Further, some of our leased properties are subject to mortgages. We were aware of these deficiencies as a result of our due diligence investigation conducted by our local management teams prior to our entry into these leases. Our local management teams follow our procedure for identifying and assessing risks in connection with our leases, and report their findings to our senior management team at our corporate headquarters, who makes a final business decision after assessing the likely impacts of the relevant deficiencies. Some of these deficiencies are caused by the time required by the relevant government authorities to issue the title certificates after the acquisition of the properties by the property owners, typically ranging from one to two years. Other deficiencies were outweighed by the business needs of establishing a presence in the life science parks which we believe are strategically important. If any of our leases were terminated as a result of third party challenges based on the lack of proper title certificates or proof of authorization to lease or sublease the properties, or the exercise by third parties of their mortgage rights, we will have to seek alternative premises to relocate our offices or service platforms. Relocation could disrupt our operations and materially and adversely affect our business, financial condition and results of operations. In addition, under the PRC laws and regulations, we are entitled to refund of part or all of the rental prepayments we have made to the landlord if a lease is terminated due to the deficiencies caused by such landlord. However, due to the uncertainties with respect to litigation and enforcement of judgments in China, we cannot assure you that we will be able to successfully recover any of our prepayments in a timely manner or at all.

Grants of employee share options, restricted shares or other share-based compensation could have an adverse effect on our net income.

U.S. GAAP prescribes how we account for share-based compensation and may have an adverse or negative impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and

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retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Negative attention from special interest groups, in particular, animal rights groups, may impair our ability to operate our business efficiently.

Some of the services provided by our third-party service suppliers involve the use of large and small animals as well as non-human primates for valid scientific research purposes. Certain special interests groups promoting animal rights categorically object to the use of animals and have historically been generating negative impact on our industry. Any negative attention or threat directed against animal research activities in the future could impair the ability of us or our third-party service suppliers to conduct business efficiently. In addition, if regulatory authorities were to mandate a significant reduction in safety testing procedures which utilize laboratory animals, as has been advocated by such groups, our business could be materially and adversely affected.

RISKS RELATING TO DOING BUSINESS IN CHINA

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could materially and adversely affect our competitive position.

Substantially all of our business operations are conducted in China and primarily all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, the level of development, the growth rate, the control of foreign exchange, the access to financing, and the allocation of resources. While the Chinese economy has grown significantly in the past several decades, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. We cannot assure you that the Chinese economy will continue to grow, or that any such growth will be steady and uniform, or that if there is a slow-down, such slow-down will not have a negative effect on our business.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are enterprises directly or indirectly invested by foreign invested enterprises and therefore are subject to laws and regulations applicable to foreign investment in China, and in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform, and the enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us and other foreign investors including you. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in

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China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, including clients and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. We cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Chinese pharmaceutical and its related service industries, including the promulgation of new laws, changes to existing laws or the interpretation or the enforcement thereof, or the preemption of local regulations by national laws. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and the management’s attention.

The failure of our PRC resident shareholders in registrations or amendment to registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with local branches of SAFE in connection with their establishment or control of an offshore entity, referred to in the notice as an “offshore special purpose vehicle”, established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC residents. The SAFE notice further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose vehicle, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Our current beneficial owners who are PRC residents are in the process of amending their registration or preparing for the initial registration with the local branches of SAFE as required under the SAFE notice. Any failure by our PRC resident shareholders or future PRC resident shareholders to comply with the SAFE regulations could subject us to penalties or other legal sanctions, restrict our cross-border investment activities, restrict our ability to contribute additional capital into our PRC subsidiaries, including the transfer of profits and the proceeds from this offering into our PRC subsidiaries, or limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could materially and adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC resident employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, or the Share Option Rule. Under the Share Option Rule, PRC residents who are granted share options or other employee equity incentive awards by an overseas publicly-listed company are required, through a PRC agent who may be a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We intend to adopt an equity incentive plan prior to this offering. We and our employees who are PRC residents and may be granted share options or other equity incentive awards under our proposed 2012 equity incentive plan, or PRC optionees, will be subject to the Share Option Rule once our company becomes an overseas publicly-listed company. We will cause our PRC optionees to proceed with the abovementioned registration procedures and other relevant procedures upon and after the completion of this offering. However, we can not assure you that such procedures will be completed in a timely manner, or at all. If we or our PRC

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optionees fail to comply with these regulations when we complete overseas public listing in the future, we or our PRC optionees may be subject to fines and legal sanctions.

Fluctuations in the exchange rates of the Renminbi may have a material and adverse effect on your investment.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. The conversion of the Renminbi into foreign currencies, including the U.S. dollar, has been based on exchange rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi solely to the U.S. dollar. Under this revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Following the removal of the U.S. dollar peg, the Renminbi appreciated approximately 21.5% against the U.S. dollar over the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We conduct substantially all of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to repay any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries that is a domestic company is also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50% of its respective registered capital. Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. Loans by us to our

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subsidiaries in China, which are foreign invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart. Capital contributions must be approved by the PRC Ministry of Commerce, or the MOFCOM, or its local counterpart. In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. Furthermore, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect the value of our liquidity and our ability to fund and expand our business.

Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, could delay this offering and a failure to obtain this approval, if required, could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and amended by the Ministry of Commerce in June 2009. The M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The application and interpretation of the M&A Rule remains unclear. Our PRC counsel, Jun He Law Offices, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, we will not be required to apply to the CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange, or the NYSE, given that (1) Green Villa Holdings Ltd., or Green Villa, acquired Newsummit R&D before September 8, 2006, the effective date of the M&A Rule; (2) to their knowledge, there is no public record evidencing that any of the issuers having similar corporate structure to that of ours and have already listed on an off-shore stock exchange has been required by the CSRC to obtain an approval of CSRC prior to their public offering and listing. As a result, as advised by Jun He Law Offices, we will not submit an application to the CSRC in this regard. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face regulatory actions or other sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory

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agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material and adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

We cannot predict when the relevant PRC government agency will promulgate additional rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering, and, consequently, we conclude that we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the M&A Rule. Uncertainties or negative publicity regarding the M&A Rule also could have a material and adverse effect on the trading price of our ADSs.

The M&A Rule established more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisition in China.

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the M&A Rule in such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could materially and adversely affect our ability to grow our business through acquisitions in China.

We may be subject to PRC enterprise income tax for our global income.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, both of which became effective on January 1, 2008, enterprises organized under the laws of jurisdictions outside China whose “de facto management bodies” are located in China are considered PRC resident enterprises and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation rules, “de facto management bodies” are defined as the bodies that have, in substance, overall management control over such aspects as the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In April 2009, the PRC tax authority promulgated the Notice on Determination of Tax Resident Enterprises of Chinese-controlled Offshore Incorporated Enterprises in accordance with Their De Facto Management Bodies, or Circular 82, to clarify the criteria for determining whether a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China. In July 2011, State Administration of Taxation promulgated Administrative Measures on Income Taxes of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial Implementation), or Tax Trial Measures, which will come into effect from September 1, 2011, to set out more detailed ways to determine a Chinese-controlled Offshore Incorporated Resident Enterprise. Among others, Tax Trial Measures take the same view as Circular 82 that the controlling shareholder of a Chinese-controlled Offshore Incorporated Enterprise should be a PRC enterprise or a PRC enterprise group.

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The relevant PRC laws and regulations remain unclear as for how the PRC tax authorities will treat an overseas enterprise invested or controlled by a PRC natural person as in our case. While we do not believe we are a PRC resident enterprise or meet the criteria under Circular 82, we cannot assure you that the PRC tax authority will not implement Circular 82 or amend the rules in the future to the effect that such rules will apply to us or Green Villa. If the PRC tax authority were to subsequently determine that we should be treated as a PRC resident enterprise for tax purposes, we will be subject to a 25% PRC income tax on our global income, which could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Dividends we receive from our PRC subsidiaries, dividends payable by us to our foreign investors and gains on the sales or transfers of our ADSs or shares may become subject to withholding taxes under PRC tax laws.

Under the EIT Law, dividends payable by a foreign-invested enterprise in China to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax starting from January 1, 2008, unless such shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different arrangement. As of the date of this prospectus, the Cayman Islands have not entered into any such tax treaties with the PRC. If we are considered as a “non-resident enterprise” under the EIT Law, dividends paid to us by our PRC subsidiaries will be subject to this 10% withholding tax, which would reduce our net income and adversely affect our operating results.

Similarly, any gain realized on the sales or transfers of ADSs or shares by shareholders that are “non-resident enterprises” is also subject to a 10% PRC withholding tax, if such gain is regarded as income derived from sources within the PRC. If we are considered to be an “offshore-registered resident enterprise,” the dividends we pay to our shareholders that are “non-resident enterprises” with respect to our ADSs or shares would be treated as income derived from sources within the PRC and be subject to a 10% withholding tax. The gain that such shareholders realize from the sales or transfers of our ADSs or shares may also be treated as income derived from sources within the PRC and be subject to PRC income tax if such shareholders are considered as “non-resident enterprises.”

Pursuant to the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement, a “beneficial owner” under China’s tax treaties and tax arrangements engages in substantive business activities. An agent or conduit company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders will be entitled to the benefits under the relevant withholding arrangement set out in a tax treaty between such shareholders’ jurisdiction of incorporation and China.

If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC ADS holders, or if gain from disposition of our ordinary shares or ADSs will be subject to PRC taxes, your investment in our ADSs may be materially and adversely affected.

The discontinuation or reduction of any preferential tax treatment currently available to us and the increase in the PRC enterprise income tax could decrease our net income and materially and adversely affect our financial condition and results of operations.

The EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the Foreign-Invested Enterprise Income Tax Law in effect before January 1, 2008. The EIT Law (i) provides that the foreign-invested enterprises and domestic companies are subject to a uniform tax rate of 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their then existing tax

Risk factors

incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria. The EIT Law and its implementing rules permit certain “high and new technology enterprises” which hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, to enjoy a reduced 15% EIT rate subject to certain qualification criteria.

Currently, three of our PRC subsidiaries, Newsummit R&D, Shanghai Newsummit Pharmaceutical Technology Co., Ltd. and Shanghai Newsummit Biopharma Group Co., Ltd., each enjoys a preferential EIT rate of 12.5%, 20.0% and 24% for the year of 2011, respectively. Starting from 2012, Newsummit R&D will enjoy a preferential EIT rate of 15% as a “high and new technology enterprise.” The preferential tax treatments are subject to review and revision. Moreover, any legislative change to the tax regime could discontinue or reduce any preferential tax treatment and increase the EIT rate applicable to our PRC subsidiaries. We cannot assure you that the current preferential tax treatments enjoyed by our PRC operating entities will continue. The discontinuation or reduction of such preferential tax treatments will cause our effective tax rate to increase, which could have a material and adverse effect on our financial condition and results of operations.

RISKS RELATING TO THIS OFFERING

An active trading market for our ordinary shares or ADSs may not develop and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We plan to apply to the NYSE for the listing of our ADSs. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The trading price for our ADSs may be volatile which could result in substantial loss to you.

The trading price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

➢	announcements of competitive developments;

➢	regulatory developments in China affecting us, our clients or our competitors;

➢	concerns regarding the downgrade of the U.S. credit rating and the sovereign debt crisis in Europe;

➢	concerns regarding the trading price of the ADSs or other securities of other China-based companies that have been listed on off-shore stock exchanges, especially on the NYSE;

➢	announcements regarding litigation or administrative proceedings involving us;

➢	actual or anticipated fluctuations in our quarterly operating results;

➢	changes in financial estimates by securities research analysts;

➢	addition or departure of our executive officers;

Risk factors

➢	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

➢	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material and adverse effect on the market price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could significantly affect the trading price of our ADSs, divert the attention of senior management, and, if adversely determined, could have a material and adverse effect on our results of operations.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise by the underwriters of their over-allotment option), representing the difference between our net tangible book value per ADS as of             , 2012, after giving effect to this offering at an assumed initial public offering price of US$                     per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We intent to retain most, if not all, of our available funds and earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon the completion of this

Risk factors

offering, we will have                      ordinary shares outstanding, including                      ordinary shares represented by                      ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into among us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Description of Share Capital.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Our articles of association will contain anti-takeover provisions that may discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our fourth amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. See “Description of Share Capital—Ordinary Shares—Issuance of Additional Ordinary Shares and Preferred Shares.”

In addition, certain actions require the approval of a supermajority of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. See “Description of Share Capital—Ordinary Shares—Actions Requiring the Approval of a Supermajority of our Board of Directors.”

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this prospectus, we had 19 shareholders, including shareholders of our Series A convertible redeemable preferred shares. First Invest Holdings Limited, a company owned by certain of

Risk factors

our senior management, controlled 27.31% of our total outstanding shares on an as-converted basis. Sequoia Capital China GF Principals Fund I, LP, Sequoia Capital China Growth Fund I, LP and Sequoia Capital China Growth Partners Fund I, LP, collectively, Sequoia Funds, owned an aggregated of 24.78% of our total outstanding shares on an as-converted basis. Upon the completion of this offering, First Invest Holdings Limited will own approximately         % and Sequoia Funds will own approximately         % of our total share capital, respectively. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our fourth amended and restated memorandum and articles of association that will become effective upon the completion of this offering, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or

Risk factors

to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings as a consequence.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. holders.

Based on the nature of our business and the projected composition of our income and valuation of our assets, we do not believe that we were a passive foreign investment company, or a PFIC, for 2011 and we do not expect to become one in the current or any foreseeable future year, although there can be no assurance in this regard. If we are a PFIC, United States Holders, as defined under “Taxation—United States Federal Income Tax Consequences,” of our ordinary shares or ADSs may be subject to increased tax liabilities under United States federal income tax laws and regulations and will be subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Taxation—United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

As a company incorporated in the Cayman Islands, we are exempt from certain corporate governance requirements of the NYSE, which may afford less protection to our shareholders than they would enjoy if we comply with the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

As a company incorporated in the Cayman Islands and proposed to be listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A of the NYSE Listed Company Manual, which permits a foreign private issuer like us to follow the corporate governance practices of its home country, we plan to adopt certain corporate governance practices that differ significantly from the NYSE corporate governance listing standards. Specifically, our fourth amended and restated memorandum and articles of association do not require a majority of our directors to be independent. In addition, we do not currently intend to establish a compensation committee or a corporate governance and nominating committee comprised solely of independent directors. We will not necessarily hold regularly scheduled executive sessions with only non-management directors, and do not intend to submit our future equity compensation plan or material revisions to such plan to our shareholders for vote. Further, we do not plan to provide annual certification by our chief executive officer that he is not aware of any violation of the NYSE corporate governance listing standards. As a result, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

Risk factors

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which is persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulty in protecting their interests by bringing actions against management, members of the board of directors or controlling shareholders than they would if they were shareholders of a corporation incorporated in a jurisdiction in the United States.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state in the United States. See “Enforceability of Civil Liabilities.”

We have not determined any specific use for a portion of the net proceeds to us from this offering and we may use such portion of the net proceeds in ways with which you may not agree.

We have not allocated a portion of the net proceeds to us from this offering to any specific purpose. Rather, our management will have considerable discretion in the application of such portion of the net proceeds received by us. See “Use of Proceeds.” You will not have the opportunity, as part of your investment decision, to assess whether such proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the proceeds we receive from this offering. Such proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The proceeds we receive from this offering may also be placed in investments that do not produce income or that may lose value.

Risk factors

Compliance with rules and requirements applicable to public companies will increase our administrative costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the trading price of our ADSs to decline.

Upon the completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and various other applicable U.S. laws and regulations, as well as rules and regulations implemented by the SEC and the NYSE, have required significant additional corporate governance and internal compliance practices to be implemented by public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs significantly and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty hiring sufficient personnel in China with experience and expertise relating to U.S. GAAP, U.S. public company reporting requirements and various U.S. laws and regulations applicable to us, and such personnel may command higher salaries than those similarly experienced personnel would earn in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of governmental enforcement investigations or actions, and investor confidence could be negatively affected and the trading price of our ADSs could decline.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Industry” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, among other things, statements relating to:

➢	our growth strategies;

➢	our future business development, financial condition and results of operations;

➢	our ability to manage our expansion of operations;

➢	our ability to attract and retain our clients and third-party service suppliers;

➢	our ability to control operating costs and expenses;

➢	our planned use of proceeds from this offering; and

➢	the expected growing research and development spending in the pharmaceutical industry in China.

This prospectus contains statistical data that we obtained from various government and private publications. In particular, this prospectus contains statistical data extracted from a report issued by ChinaBio, which was commissioned by us for a fee that is more than nominal. Statistical data in these publications also include projections based on a number of assumptions. The drug development services industry in China may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the drug development services industry results in significant uncertainties in any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, with the understanding that our actual future results may be materially different from what we expect.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately US$             million, or approximately US$             million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$             million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we will receive from this offering for the following purposes:

➢

approximately US$             for the expansion of our operations, including approximately US$             for the lease of additional public service facilities in national life science parks, approximately US$             for leasehold improvement and approximately US$             for purchase of fixed assets;

➢

approximately US$             for strategic acquisitions and investments, including approximately US$             for potential acquisitions of technologies, service capabilities and complementary businesses, as well as approximately US$             for potential investments in promising drug development projects; and

➢	the balance for general corporate purpose.

The foregoing use of our net proceeds from this offering represents our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. As of the date of this prospectus, we had not identified any specific potential target for business acquisition, nor had we entered into any agreement or understanding with respect to any potential acquisition of technologies, service capabilities or complementary businesses, or any potential investments in drug development projects. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

In utilizing the proceeds from this offering, as an offshore holding company, we are permitted, under the PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions to fund their capital expenditures or working capital, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Dividend policy

Since our inception, we have never declared or paid any dividends on our ordinary shares and we do not have any present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, shareholders’ interests and other factors that our board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. Our ability to pay dividends depends substantially on the ability of our PRC subsidiaries to pay dividends to us. In particular, each of our PRC subsidiaries may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our PRC subsidiaries, a certain percentage of after-tax profits are required to be set aside in a statutory common reserve fund. Allocations to these statutory reserves may only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. See “Regulation—Regulations on Foreign Exchange—Regulations on Dividend Distributions.” Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, after deducting its fees and expenses and any applicable taxes and government charges, as provided in the deposit agreement. See “Description of American Depositary Shares.” Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars.

Capitalization

The following table sets forth our capitalization as of June 30, 2011 presented on:

➢	an actual basis;

➢

a pro forma basis to give effect to the automatic conversion of all of our outstanding Series A convertible redeemable preferred shares and redeemable ordinary shares into 9,676,301 ordinary shares upon closing of this offering; and

➢

a pro forma, as adjusted basis to give effect to (i) the automatic conversion of all of our Series A convertible redeemable preferred shares and redeemable ordinary shares into 9,676,301 ordinary shares upon closing of this offering, and (ii) the issuance and sale of                      ordinary shares in the form of ADSs offered by us in this offering at an assumed initial public offering price of US$             per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

The pro forma and pro forma, as adjusted information below is illustrative only and our capitalization following the closing of this offering and is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2011
	Actual	Pro Forma	Pro Forma, as Adjusted
	(in thousands of US$)
Mezzanine equity:
Series A convertible redeemable preferred shares, par value US$0.001 per share; 2,232,547 authorized; 2,029,581 shares issued and outstanding	23,720	—
Redeemable ordinary shares, par value US$0.001 per share; 7,646,720 shares issued and outstanding	31,385	—
Shareholders’ equity:
Ordinary shares, par value US$0.001 per share, 47,767,453 shares authorized; 12,953,280 shares issued and outstanding; shares issued and outstanding pro forma and shares issued and outstanding pro forma, as adjusted	13	23
Additional paid-in capital(1)	1,249	57,392
Accumulated deficit	(49,557)	(49,557)
Accumulated other comprehensive income	1,475	1,475

Total Newsummit equity (deficit)(1)	(46,820)	9,333
Non-controlling interests	513	513

Total equity (deficit)(1)	(46,307)	9,846

Total capitalization(1)	8,798	9,846

(footnotes on following page)

Capitalization

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS would increase (decrease) each of additional paid-in capital, total Newsummit deficit and total capitalization by US$ million on a pro forma, as adjusted basis, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

Dilution

If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares and holders of our Series A convertible redeemable preferred shares and redeemable ordinary shares, which will be automatically converted into our ordinary shares upon the completion of this offering.

Our net tangible book value as of June 30, 2011 was approximately negative US$46.3 million, or negative US$3.57 per ordinary share and US$             per ADS. Net tangible book value represents the amount of our total assets, minus the amount of our total liabilities, Series A convertible redeemable preferred shares and redeemable ordinary shares.

Dilution is determined by subtracting net tangible book value per ordinary share immediately upon the completion of this offering from the assumed initial public offering price per ordinary share. Without taking into account any other changes in such net tangible book value after June 30, 2011, other than to give effect to (i) the conversion of all outstanding Series A convertible redeemable preferred shares and redeemable ordinary shares into our ordinary shares upon the completion of this offering, and (ii) the issuance and sale of ordinary shares in the form of ADSs offered by us in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated public offering price range set forth on the cover of this prospectus, after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our pro forma, as adjusted net tangible book value as of June 30, 2011 would have increased to US$             million, or US$             per ordinary share and US$             per ADS, assuming no exercise of the underwriters’ over-allotment option. This represents an immediate increase in pro forma net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholder and an immediate dilution in pro forma net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$		US$
Net tangible book value as of June 30, 2011	US$	(3.57)	US$
Pro forma net tangible book value after giving effect to the conversion of our Series A convertible redeemable preferred shares and redeemable ordinary shares as of June 30, 2011	US$	0.43	US$
Pro forma, as adjusted net tangible book value after giving effect to the conversion of our Series A convertible redeemable preferred shares and redeemable ordinary shares and this offering	US$		US$
Amount of dilution in net tangible book value to new investors in this offering	US$		US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, or by US$             per ordinary share and by US$             per ADS, assuming no exercise of the underwriters’ over-allotment option, and after deducting underwriting discounts and commissions and other offering expenses payable by us.

Dilution

The following table summarizes, on a pro forma basis as of June 30, 2011, the differences between our existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share and per ADS paid by existing shareholders and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of US$             per ADS, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent

Existing shareholders
New investors

Total

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$             million, US$             million and US$            , respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses payable by us.

The foregoing discussion and tables do not include the impact of any exercise of outstanding share options. As of the date of this prospectus, there were              ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$             per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

Exchange rate information

This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.4635 to US$1.00, the noon buying rate in effect as of June 30, 2011. The noon buying rate as of February 17, 2012 was RMB6.2985 to US$1.00. We make no representation that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

The following table sets forth exchange rate information for the periods indicated.

	Noon Buying Rate
Period(1)	Period End	Average(2)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
August	6.3778	6.4036	6.4401	6.3778
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February (through February 17)	6.2985	6.3010	6.3120	6.2938

(1)	For all dates through December 31, 2008, exchange rates between Renminbi and U.S. dollars are presented at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the U.S. Federal Reserve Board.
(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Enforceability of civil liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. We believe the disadvantages listed above of incorporating in the Cayman Islands are outweighed by the benefits listed above to us and our investors of such incorporation.

Substantially all of our operations and assets are located in China. In addition, most of our directors are residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for investors to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, our officers and directors.

We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would, respectively, (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Harney Westwood & Riegels has further advised us that, presently, there is no treaty or other arrangement which provides for reciprocity between the Cayman Islands and the United States in terms of Cayman Islands and U.S. court judgments being reciprocally recognized in each other’s jurisdictions.

Harney Westwood & Riegels has also informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Harney Westwood & Riegels has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation without any re-examination of the merits of the underlying dispute, provided that

Enforceability of civil liabilities

the relevant court had jurisdiction in such matter and the Company had submitted to such jurisdiction, the payment had not been procured by fraud, and the relevant Cayman Islands laws are satisfied that enforcement would not be contrary to public policy or natural justice.

Jun He Law Offices, our counsel as to PRC law, has advised us that there are uncertainties with regard to whether courts of China would:

➢

recognize or enforce judgments of U.S. courts against us or our directors or officers pursuant to civil liability provisions of the securities laws of the United States or any state in the United States; or

➢	exercise jurisdiction over actions brought against us or our directors or officers pursuant to the securities laws of the United States or any state in the United States.

Jun He Law Offices has further advised us that, under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States. Although our shareholders may be able to originate actions against us in China in accordance with PRC laws, it will be difficult for our shareholders to do so. Since we are incorporated under the laws of the Cayman Islands, it is difficult for our shareholders, by virtue of holding our ADSs or ordinary shares only, to establish a connection with China for a PRC court to exercise jurisdiction as required by the PRC Civil Procedures Law.

Our corporate structure and history

OUR CORPORATE STRUCTURE

We are a Cayman Islands holding company and conduct substantially all of our business through our operating subsidiaries in China. We commenced operations in China in 2001 and in anticipation of our initial public offering, we established our holding company in the Cayman Islands on July 26, 2007. The following chart illustrates our corporate structure immediately before the completion of this offering:

(1)	The remaining 7.97% and 3.98% equity interests in Shanghai Newsummit Biopharma R&D Co., Ltd. are owned by Shanghai Science and Technology Investment Co., Ltd. and Shanghai Fudan Tech-Park Investment Co., Ltd., respectively, each an independent third party.
(2)	The remaining 10% equity interest in Dalian Newsummit Biopharmaceutical Technology Service Co., Ltd. is owned by Dalian Biopharmaceutical Industrial Park Technology Development Co., Ltd., an independent third party.
(3)	The remaining 6.93% equity interest in Taizhou Newsummit Biopharma Co., Ltd. is owned by Taizhou Huajian Venture Investment Co., Ltd., an independent third party.

Our corporate structure and history

Our PRC operating entities and off-shore entities are summarized as follows:

Our On-shore Entities

➢	Shanghai Newsummit Biopharma R&D Co., Ltd.

We commenced our operations when Newsummit R&D, a company controlled by Mr. Jun Ren, was established in 2001. Through a series of transfers of equity interests and additional investments in Newsummit R&D, Green Villa became an 88.05% shareholder of Newsummit R&D.

➢

Shanghai Newsummit Biopharma Co., Ltd., or Shanghai Newsummit Co., was established jointly by Newsummit R&D with Ms. Lei Cao, the spouse of Mr. Jun Ren, and an unrelated third party in November 2005. In March 2011, Shanghai Newsummit Co. changed its name to Shanghai Newsummit Biopharma Group Co., Ltd., or Shanghai Newsummit Group. Shanghai Newsummit Group is operating our facility located in Zhangjiang, Shanghai.

➢

Shanghai Xingaofeng Newsummit Biopharma Co., Ltd., or Shanghai Xingaofeng, was established by Green Villa in December 2007. In February 2011, Shanghai Xingaofeng acquired 100.0% equity interest in Shanghai Newsummit Co. As a result, Shanghai Xingaofeng became Newsummit R&D’s parent company and our on-shore holding entity.

➢	Dalian Newsummit Biopharmaceutical Technology Service Co., Ltd., established in June 2007 and 90.0% owned by Newsummit R&D, is operating our facility in Dalian.

➢

Taizhou Newsummit Biopharma Co., Ltd., established in October 2007 and 93.07% owned by Shanghai Newsummit Group, is operating our facility located in Taizhou where we are constructing a GMP-standard facility for our in-house pilot manufacturing.

➢	Tianjin Newsummit Biopharma Co., Ltd., was established in April 2008 and wholly owned by Shanghai Newsummit Group.

➢	Nanjing Newsummit Biopharma Co., Ltd., was established in December 2008 and wholly owned by Shanghai Newsummit Group.

➢	Wuhan Biolake New Drug Incubation Public Service Platform Co., Ltd., established in July 2009 and wholly owned by Shanghai Newsummit Group, is operating our facility in Wuhan.

➢	Shanghai Newsummit Pharmaceutical Technology Co., Ltd., was established in May 2010 and wholly owned by Shanghai Newsummit Group.

➢	Shenyang Sishui Innovation and Incubation Public Service Platform Co., Ltd., established in January 2011 and wholly owned by Shanghai Newsummit Group, is operating our facility in Shenyang.

➢	Wuhan Biolake Newsummit Investment Holdings Co., Ltd., established in April 2011 and wholly owned by Shanghai Newsummit Group.

Our Off-shore Entities

➢	Green Villa

In June 2003, Mr. Jun Ren established Green Villa in the British Virgin Islands. Through a series of investments with a total amount of approximately US$19.2 million, Green Villa had a total of 13 investors immediately prior to the June 2010 share exchange transaction described below.

➢	Newsummit Biopharma Holdings Limited

On July 26, 2007, we established Newsummit Biopharma Holdings Limited, or Newsummit, under the laws of Cayman Islands as our holding company and in preparation for this offering.

Our corporate structure and history

Under a Share Exchange Agreement dated June 8, 2010, Newsummit issued an aggregate of 20,599,990 ordinary shares to all the then existing shareholders of Green Villa in exchange for all the then issued and outstanding shares of Green Villa on a pro rata basis with the same rights. As a result, Newsummit became Green Villa’s parent company and our ultimate holding company.

➢

From June 2010 to December 2010, we issued a total of 2,029,581 Series A convertible redeemable preferred shares to certain of our then existing ordinary shareholders and certain new investors for a total consideration of US$20.0 million, and granted a redemption right to certain of our ordinary shareholders who hold an aggregate of 7,646,720 ordinary shares, namely, Sequoia Funds and Sansar Capital Special Opportunity Master Fund LP, or Sansar Fund.

➢	Newsummit Biopharma (USA) Corp. was established in October 2009 and wholly owned by Green Villa.

➢	Newsummit Biopharma UK Co., Ltd. was established in August 2011 and wholly owned by Newsummit.

Selected consolidated financial data

The following selected consolidated financial data as of December 31, 2009 and 2010 and for the two years ended December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated financial data as of June 30, 2011 and for the six months ended June 30, 2010 and 2011 have been derived from our unaudited consolidated financial data included elsewhere in this prospectus. The following selected consolidated financial data as of and for the year ended December 31, 2008 have been derived from our unaudited consolidated financial information as of and for the year ended December 31, 2008 not included in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements. The unaudited consolidated financial statements includes adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for the period presented.

We have not included financial information for the years ended December 31, 2006 and 2007, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2008, 2009 and 2010 and cannot be obtained without unreasonable effort or expense.

Selected consolidated financial data

Our historical results for any period are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Six Months Ended June 30,
Consolidated Statement of Operations Data:	2008	2009	2010	2010	2011
	(in thousands of US$, except for share, per share and per ADS data)
Net revenues	215	10,323	30,353	8,777	23,647
Cost of revenues	(2,983)	(11,022)	(25,942)	(10,291)	(19,491)
Gross profit (loss)	(2,768)	(699)	4,411	(1,514)	4,156
Selling expenses	(473)	(622)	(792)	(409)	(1,071)
General and administrative expenses	(2,812)	(2,090)	(2,830)	(1,178)	(1,962)
Other operating profit	32	53	24	14	7
Income (loss) from operations	(6,021)	(3,358)	813	(3,087)	1,130
Legal settlement charge	—	(5,000)	(236)	—	(282)
Loss on change in fair value of derivative liability	—	—	(453)	(37)	(74)
Income (loss) before income taxes and equity in affiliates	(5,479)	(8,166)	709	(2,598)	720
Income tax benefit (expense )	213	174	(1,544)	(203)	(225)
Net income (loss)	(5,280)	(8,061)	(795)	(2,786)	398
Net income (loss) attributable to Newsummit shareholders	(4,799)	(7,728)	(975)	(2,576)	78
Net loss per share:
Deemed dividend on Series A convertible redeemable preferred shares	—	—	(1,119)	(91)	(1,488)
Net loss attributable to ordinary shareholders	(4,799)	(7,728)	(2,094)	(2,667)	(1,409)
Basic	(0.23)	(0.38)	(0.10)	(0.13)	(0.07)
Diluted	(0.23)	(0.38)	(0.10)	(0.13)	(0.07)
Earnings per ADS—unaudited:
Basic
Diluted
Weighted average number of shares used in computation:
Basic	20,600,000	20,600,000	16,389,067	19,881,800	12,953,280
Diluted	20,600,000	20,600,000	16,389,067	19,881,800	12,953,280

Non-GAAP Financial Measure:
Adjusted EBITDA(1)	(5,572)	(2,886)	1,839	(2,450)	1,154

(footnotes continued on following page)

Selected consolidated financial data

	As of December 31,			As of June 30,
	2008	2009	2010	2011
	Actual	Actual	Actual	Actual	Pro Forma(2)
	(in thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,356	4,786	7,555	3,405	3,405
Accounts receivable, net of allowance for doubtful accounts of US$51, US$51, US$246 and US$180 at December 31, 2008, 2009 and 2010 and June 30, 2011, respectively	9	7,100	29,671	23,500	23,500
Prepaid rental and other current assets	2,216	4,512	5,685	8,579	8,579
Prepaid rental, non-current and other non-current assets	—	9,384	13,303	36,406	36,406
Total assets	19,784	30,217	61,219	76,349	76,349
Advances from customers	601	10,229	11,672	12,024	12,024
Legal settlement charge payable	13,000	18,000	7,236	—	—
Total liabilities	22,408	40,849	58,233	67,551	66,503
Mezzanine equity	—	—	48,617	55,105	—
Total equity (deficit)	(2,624)	(10,631)	(45,632)	(46,307)	9,846
Total liabilities, mezzanine equity and deficit	19,784	30,217	61,219	76,349	76,349

(1)

Adjusted EBITDA refers to net income (loss) excluding (i) interest expenses and interest income, (ii) income tax expense or benefit, (iii) depreciation, (iv) loss on change in fair value of derivative liability and (v) legal settlement charge.

We use Adjusted EBITDA, a non-GAAP financial measure, to supplement our consolidated financial statements which are presented in accordance with U.S. GAAP. We present Adjusted EBITDA because we believe that Adjusted EBITDA provides useful information for investors and others to assess our operating performance as it eliminates the impact of items that we do not consider indicative of the performance of our business. For example, the legal settlement charge represents the charges and related interest incurred on outstanding installment payments in connection with our settlement with a third party, which was a non-recurring payment that we do not expect to incur in the future and did not reflect our operating performance. In addition, the change in fair value of derivative liability was a non-cash charge which we do not believe reflected the operating performance of our business. We present Adjusted EBITDA also because it is reviewed together with net loss by our management and the board of directors to evaluate our operating performance.

However, Adjusted EBITDA should not be considered in isolation or construed as a substitute for net loss or any other operating performance measure that is calculated in accordance with U.S. GAAP, or as an indicator of our operating performance or profitability. The use of Adjusted EBITDA has certain limitations as an analytical tool, which does not reflect all items of income and expense that affect our operations. Income tax expense, interest expense and interest income and depreciation have been and may continue to be incurred in our business and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Furthermore, our Adjusted EBITDA may differ from similarly titled non-GAAP measures used by other companies, because other companies may present Adjusted EBITDA in a different manner than we do, and therefore its comparability may be limited. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

(footnotes continued on following page)

Selected consolidated financial data

The following unaudited table presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, for each of the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2008	2009	2010	2010	2011
	(in thousands of US$ )
Net income (loss)	(5,279)	(8,061)	(795)	(2,786)	398
Less: interest income	437	41	48	125	71
Plus: interest expenses	215	82	80	39	46
Plus: income tax expense (benefit)	(213)	(174)	1,544	203	225
Plus: depreciation	142	308	369	182	200
Plus: loss on change in fair value of derivative liability	—	—	453	37	74
Plus: legal settlement charge	—	5,000	236	—	282

Adjusted EBITDA	(5,572)	(2,886)	1,839	(2,450)	1,154

(2)

Our unaudited consolidated balance sheet data as of June 30, 2011 on a pro forma basis reflect the automatic conversion of all of our Series A convertible redeemable preferred shares and redeemable ordinary shares into ordinary shares at a ratio of one for one upon the closing of this offering.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

OVERVIEW

We are a leading China-based new drug development process solutions provider. Leveraging our integrated service platform, we offer a full range of services for new drug development, aiming to provide our clients with one-stop solutions for developing new drug candidates and making successful IND and NDA submissions to the SFDA in an efficient and cost-effective manner. Depending on the characteristics and requirements of each new drug development project, we integrate and utilize various resources to deliver our new drug development process solutions to our clients, including engaging third-party service suppliers for services that require particular expertise or qualification, while we monitor and control the quality and progress along the process by following our standardized drug development management practices. In addition, our value-added financing solutions provide our clients with opportunities to access additional funding, such as government research grants and private investment, during their drug development process.

Our services consist of pre-clinical development services, Phase 0 clinical trial and related application services, clinical development services, assistance in technical writing, preparation of regulatory submission of IND and NDA applications to the SFDA and pilot-scale manufacturing. We also provide MDR services to assist our clients in regulatory submissions to the SFDA of registration certificate applications for medical devices and diagnostic reagents. We intend to further expand our service offerings and provide post-approval services in the near future.

Our clients are primarily drug discovery companies who have completed initial exploratory discovery and obtained promising laboratory research results or patents. Our clients are generally in the need of additional technical, capital or human resources to manage and navigate through the regulatory submissions and to further develop and commercialize their drug candidates. As of December 31, 2011, we had 327 service agreements with 119 clients, among which 309 agreements were ongoing and actively operating on our service platform. As of December 31, 2011, 69 of these clients had entered into at least two service agreements with us, representing approximately 84.7% of our total service agreements.

Currently, we have strategically located our operating subsidiaries in five national life science parks in China. As of the date of this prospectus, we were able to enter into long-term leases with the management committees of these life science parks or their delegated entities under the relevant lease agreements to use and operate the public service facilities provided by these life science parks. We made significant rental prepayments at the request of the landlords of three of the five life science parks to secure the leases, solidify our relationships with these life science parks and provide them with additional liquidity to fund various research and development projects, including new drug development projects, in these parks.

As of December 31, 2011, we had established a robust project pipeline with an aggregate of 327 service agreements, representing 284 projects, and had engaged 99 third-party service suppliers. Our net revenue increased from US$10.3 million in 2009 to US$30.4 million in 2010 and amounted to US$23.6 million in the first six months of 2011. We incurred net losses of US$8.1 million and US$0.8 million in 2009 and 2010, respectively. We recorded net income of US$0.4 million for the six months ended June 30, 2011.

Management’s discussion and analysis of financial condition and results of operations

Adjusted EBITDA was US$1.8 million for the year ended December 31, 2010, compared to an Adjusted EBITDA loss of US$2.9 million for the year ended December 31, 2009. Adjusted EBITDA was US$1.2 million for the first six months of 2011, compared to an Adjusted EBITDA loss of US$2.5 million for the same period of 2010. For an explanation of Adjusted EBITDA, see Note (1) to the table in “Selected Consolidated Financial Data.”

FACTORS AFFECTING OUR RESULTS OF OPERATIONS

We believe that the following factors have had, and will continue to have, a significant effect on our financial performance and results of operations:

Drug Research and Development Spending and Growth of Outsourcing Trend

The increase in research and development spending on new drug development in China and the growing trend of outsourcing drug development to and within China have significantly affected and are expected to continue to significantly affect our results of operations. The increase in research and development spending is primarily attributable to government expenditure and private investment. In the meantime, compared with developed countries, drug research and development in China enjoys a number of advantages including significant market opportunities, strong government support, a growing high- quality talent pool and a large number of drug naive patients. As a result, there has been an increasing number of international pharmaceutical companies outsourcing their drug research and development projects to China. Chinese and multinational pharmaceutical companies and research institutions are also increasingly outsourcing their drug research and development with the goals of streamlining the SFDA approval process in an efficient and cost-effective manner and improving the approval success rate. As a China-based provider of new drug development services, we have capitalized and expect to continue to capitalize on the increasing research and development spending and the growth of the outsourcing trend. However, any negative trend in governmental research and development spending or private investment may cause our clients to postpone or cancel their exiting or planned drug development projects, either of which may materially affect our results of operations.

Ability to Retain and Further Expand Our Client Base

We generate revenues from providing new drug development services to our clients. Therefore, our business and results of operations largely depend on our ability to retain and further expand our client base, so as to retain and increase the demand for our services. As a provider of one-stop solutions for new drug development, we believe our integrated service platform enables us to offer a wide scope of new drug development services for drug discovery companies, which differentiates us from traditional contract research companies. We promote our integrated service platform primarily through co-organizing and participating in industry fairs and enhance our brand recognition among pharmaceutical companies and contract research organizations by providing high-quality drug development services that lead our clients through the SFDA’s IND or NDA preparation and submission processes. We strive to expand our client base through continuously deepening our relationships with national life science parks and enhancing the capacity of our integrated service platform. In addition, leveraging the favorable governmental policies for China’s healthcare industry, we have established collaborations with international companies and research institutes and will continue to explore collaborative opportunities to attract overseas clients with high-quality drug development projects that target the Chinese market. We believe we are able to retain and expand our client base through these initiatives, which we expect to further drive our future growth.

Relationships with National Life Science Parks

We have strategically located our operating subsidiaries in five national life science parks in China. Although our revenues are not primarily earned from operating the facilities in these life science parks, but are earned from the services provided to our clients mainly through leveraging a large group of

Management’s discussion and analysis of financial condition and results of operations third-party service suppliers, most of whom are not located in these parks, we seek to leverage the cluster effect of these parks and their favorable policies and incentives to expand our client base and further grow our business. Life science parks play an important role in promoting and commercializing new drug development projects in China as they attract pharmaceutical companies and research institutes by providing various incentives, preferential policies and well-established infrastructures and in certain cases, funding and financial support, directly or through their affiliates. Specifically, the five life science parks in China where we operate have been actively organizing various resources, including leasing facilities and infrastructures and making substantial investments in research and development infrastructure and drug development projects, some of which are owned and developed by our clients. We have been able to enter into long-term leases with the management committees of these life science parks or their delegated entities to use and operate the public service facilities in these parks under the relevant lease agreements, which constitute a component of our integrated drug development service platform. We made significant rental prepayments at the request of the landlords of three of the five life science parks to secure the leases, solidify our relationships with these life science parks and provide them with additional liquidity to fund various research and development projects, including new drug development projects, in these parks. We believe that we are well positioned to access both domestic and global pharmaceutical companies and research institutes in these parks and are able to attract these potential clients with promising drug candidates to our integrated service platform. Under the arrangements with these life science parks, we have the priority to renew the leases under similar conditions offered by other third parties upon their expiration. If we fail to maintain a good relationship with these national life science parks, we may lose the leases of the public service facilities or fail to renew the leases upon expiration, in which case our business operations may be interrupted, our results of operations may be adversely affected and we may incur significant additional expenses for the relocation and establishment of our own facilities.

Outsourcing Service Fees

Our ability to control cost of revenues, in particular, the outsourcing service fees we pay to third-party service suppliers, is essential to our sustainable business growth and results of operations. We currently engage 99 third-party service suppliers, including SFDA-certified safety evaluation centers and hospitals, medical institutes and specialized contract research companies. Due to the large volume of new drug development projects we outsource, we are able to establish a strong bargaining position to procure services from third-party service suppliers on relatively favorable terms. We currently do not rely on any one or a few of our service suppliers for providing services to our clients. In order to strengthen our control of outsourcing service fees, we plan to continue seeking additional qualified service suppliers and favorable contractual terms, enhance our inquiries and searches for best market quotes for relevant services and re-negotiate service fees when the market conditions change materially.

In addition, as new drug development projects have different needs for different types of outsourcing services at various stages along their development process, our outsourcing service fees for a specific period are affected by the mix of new drug development projects at various stages in such period. If a significant number of new drug development projects require outsourcing services in a certain period, the corresponding outsourcing service fees incurred by us may experience a disproportionate increase compared to other cost components and net revenues in such period. Primarily as a result of this factor, our outsourcing service fees increased from approximately 51.6% to 62.6% of net revenues for the years ended December 31, 2009 and 2010, respectively, and further increased to approximately 69.3% of our net revenues for the six months ended June 30, 2011. We expect that the mix of drug development projects and the timing of their various stages of progress, which require diverse outsourcing services, will continue to affect the level and timing of our outsourcing service fees and our results of operations.

Management’s discussion and analysis of financial condition and results of operations

Economies of Scale and Operating Efficiency

We strive to improve our results of operations by realizing economies of scale and improving operating efficiency. As we expanded our service capacities through leasing additional infrastructure and facilities from the national life science parks where we have established a presence, we have also sought to increase the number of projects operating on our integrated service platform to increase the utilization of such infrastructure and facilities. The number of our service agreements increased from 95 as of December 31, 2009 to 327 as of December 31, 2011, which we believe will improve gross margin over the same period. In addition, with our independently developed good research and development practices, or GRDP, we break down the comprehensive processes of the new drug development chain into multiple standard modules, which are described in extensive manuals. We believe our standardized practices have enabled us to rapidly scale up our operations and significantly contributed to our rapid expansion into different geographic markets. Our standardized and modularized practices also enable us to enhance our throughput and service quality, shorten process time, reduce errors and significantly reduce our operating costs such as life science parks rental cost and labor costs and improve our operating efficiency. We believe that as we continue to realize economies of scale with the expansion of our business operations and enhance the implement of standard practices, certain fixed costs, such as rental cost, overhead and labor costs, allocated to each project are expected to decrease as percentages of net revenues, which we believe will further improve our gross margin and our operating margin.

Payment Ability of Our Clients and Their Investors

We recognize revenues when, among other things, the collection of service fees is reasonably assured. Therefore, the ability of our clients or, in cases of three-party payment arrangements, of our clients’ investors, to pay service fees is a direct factor affecting our estimation of such collectability, which in turn affects the revenues we recognize for a certain period.

When recognizing revenues, we use the milestone method. At a time a milestone in the drug development process is achieved, we recognize the service revenues attributable to the milestone to the extent collectability of such revenues is reasonably assured. On the other hand, our cost of revenues is accrued as soon as it is incurred and regardless of whether any corresponding service revenues are recognized. These factors may result in a timing difference between the cost accrued from specific services and the revenues generated from such services in a given period. As a result, this timing difference may impact our gross profit and gross margin reported for a specific period.

In addition to the collection directly from our clients, since January 2011, we started the practice of entering into three-party payment arrangements with certain of our clients and their investors who invest either in the clients or in such clients’ drug development projects. Under these payment arrangements, the investors agreed to make installment payments for service fees directly to us on behalf of the clients to settle such investors’ committed investments to such clients based on the progress of the drug development projects as periodically mutually confirmed by us and the clients. We believe that these payment arrangements help us ensure the collection of our service fees on the one hand, and help such investors monitor the use of their cash investments on the other. As of December 31, 2011, we had entered into 62 three-party payment arrangements that involved a total of three investors, 43 clients and 148 drug development projects. For the year ended December 31, 2011, we received service fees in the amount of approximately RMB187.0 million (US$28.9 million) from these three investors, among which RMB144.0 million (US$22.3 million) was directly from one single largest investor under such three-party payment arrangements. This single largest investor is a subsidiary of Wuhan Optics Valley Investment, to which we made rental prepayments, at the direction of our landlord, in a total amount of RMB136.0 million (US$21.0 million) as of September 30, 2011. We have fully paid all the rent under the lease

Management’s discussion and analysis of financial condition and results of operations agreement for the public service facilities in the life science park in Wuhan and will make no further payment to this investor. We expect to continue to enter into such three-party payment arrangements for our drug development projects.

Furthermore, the ability of our clients to pay service fees, which may be directly affected by their investors’ ability and continuous willingness to fund their projects, also affects the collectability of our accounts receivable. As of December 31, 2009 and 2010 and June 30, 2011, our accounts receivable were US$7.1 million, US$29.7 million and US$23.5 million, respectively, accounting for 68.8%, 97.8% and 99.4% of our net revenues for the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011, respectively. We were able to collect approximately 97.5%, 91.1% and 83.6% of the total accounts receivable for 2009 and 2010 and the six months ended June 30, 2011, respectively, within a six-month period after the end of each relevant period. However, we cannot assure you that we will always be able to collect our accounts receivable on a timely manner, or at all. In addition, the significant amount of accounts receivable may expose us to increasing risks associated with shortage of working capital, which in turn may result in delay or difficulty in the delivery of our services or the failure to pay our third-party service suppliers. Furthermore, any delay or inability to collect accounts receivable from our clients or their investors, as the case may be, may result in a write-off or an increase of allowance for doubtful accounts, which may adversely and materially affect our results of operations and financial condition. See “Risk Factors—Risks Relating to Our Company and Industry—Our ability to collect service fees has a significant effect on our results of operations and financial condition. Any significant delay or failure of payment made by or on behalf of our clients may materially and adversely affect our liquidity, results of operations and prospects.”

As the payment ability of our clients or their investors, as the case may be, may affect our revenue recognition and collectability of our accounts receivable, we have recently established an internal credit control system, which requires formal credit analysis upon the acceptance of clients by reviewing their financing capability, operating and financial track records, credit policy documentation, periodical review of the execution of credit policy compliance by our clients, and continued timely confirmation with the clients on the progress of each milestone and accounts receivable. Furthermore, we believe that our innovative value-added financing solutions provided at no cost to our clients may help enhance our clients’ payment ability.

Aggregate Contract Value

In assessing our business performance, we also consider the aggregate contract value of all the outstanding service agreements and track the change of such aggregate contract value from period to period. The aggregate contract value as of any date is the aggregate of the contract prices set forth under all the service agreements that are effective as of such date, and may include portions of the contract prices under these contracts that have already been recognized as revenues. We believe that the aggregate contract value helps us assess the scale of our operations and provides certain level of revenue visibility into succeeding periods. However, due to the inherent uncertainties underlying drug research and development processes, including, among others, technical challenges, unexpected results, safety concerns, regulatory developments and economic issues, the service agreements may be postponed or terminated from time to time, and milestones under the service agreements may not be achieved as scheduled or at all. Therefore, the aggregate contract value as of any date should not be relied on as an accurate indicator of net revenues that will be recognized over time.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth the aggregate contract value and the related information for the periods indicated, which does not include certain contracts we terminated with Taizhou Huasheng in 2009 in connection with the modification of our business model.

	For the Year Ended December 31,
	2009	2010	2011
	(in thousands of RMB, except for contract numbers)			(in thousands of US$, except for contract numbers)
Number of newly signed contracts	83	81	180	180
Value of newly signed contracts	741,355	527,174	1,311,986	202,984
Number of terminated contracts	—	(17)	(12)	(12)
Value of terminated contracts	—	(131,836)	(122,270)	(18,917)
Number of completed contracts	—	—	—	—
Value of completed contracts	—	—	—	—
Number of effective contracts at period end	95	159	327	327
Aggregate contract value at period end	850,768	1,246,105	2,435,821	376,858

KEY COMPONENTS OF RESULTS OF OPERATIONS

Net Revenues

We generate revenues primarily from new drug development services we provide to our clients. We recognize revenues based on the application of the milestone method and recognize revenues when collectability is considered reasonably assured and upon the completion of each milestone along the drug development process as agreed upon with our clients at the time we enter into service agreements with them. See “—Critical Accounting Policies—Revenue Recognition.” We record revenues net of business taxes and related surcharges.

Our revenues are generated from services relating to IND and NDA submissions and MDR services as well as from other services. The following table sets forth the components of our net revenues in absolute amounts and as percentages of total net revenues for the periods indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2009		2010		2010		2011
	(in thousands of US$, except percentages)
Revenues from IND contracts	2,383	23.1%	29,115	95.9%	8,585	97.8%	19,447	82.3%
Revenues from NDA contracts(1)	2,081	20.2	488	1.6	192	2.2	1,923	8.1
Revenues from MDR contracts	—	—	724	2.4	—	—	2,130	9.0
Other revenues	5,859	56.7	26	0.1	—	—	147	0.6

Total	10,323	100.0%	30,353	100.0%	8,777	100.0%	23,647	100.0%

(1)	Included Phase 0 clinical trial and related application services and clinical development and NDA application services.

For the year of 2009, other revenues primarily represented the settled service fees collected from Taizhou Huasheng, as a result of our termination of several contractual arrangements with such client which we determined were not compatible with our envisioned business model. See “—Results of Operations”. For the year of 2010 and the six months ended June 30, 2011, other revenues primarily included revenues generated from certain contracts for traditional contract research services we entered into before we modified our business model. We expect that revenues from services relating to IND and NDA submissions to the SFDA will continue to increase in both absolute amounts and as percentages of total

Management’s discussion and analysis of financial condition and results of operations net revenues along with the expansion of our new drug development services and as we achieve milestones under the service agreements entered into with our clients. We also expect that revenues from MDR services will continue to increase in absolute amounts, but will remain an insignificant portion of our total net revenues.

Cost of Revenues

In providing new drug development services to clients, we incur various costs. Our cost of revenues primarily consists of (i) outsourcing service fees paid to third-party service suppliers that conduct research activities in certain phases of the drug development services and MDR services, (ii) rental cost for infrastructure and facilities leased from life science parks, (iii) labor cost and (iv) overhead cost directly attributable to the services provided. The table below sets forth the components of our cost of revenues in absolute amounts and as percentages of total net revenues for the periods indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2009		2010		2010		2011
	(in thousands of US$, except percentages)
Outsourcing service fees	5,332	51.6%	19,009	62.6%	6,824	77.7%	16,390	69.3%
Life science parks rental cost	3,515	34.1	5,395	17.8	2,661	30.3	2,137	9.0
Labor cost	1,162	11.3	743	2.5	422	4.8	456	1.9
Overhead cost	1,013	9.8	795	2.6	384	4.4	508	2.2

Total	11,022	106.8%	25,942	85.5%	10,291	117.2%	19,491	82.4%

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Outsourcing service fees.    We outsource certain new drug development services to third-party service suppliers and pay service fees to such third parties. The fluctuation of the percentage of outsourcing service fees of total net revenues from 2009 to 2010 and further to the first six months of 2011 was primarily due to the mix of drug development projects at various stages of needs for outsourcing services. As our operations expand, we expect outsourcing service fees to increase both in absolute amounts and as a percentage of net revenues until such fees reach a comparatively stable level, which may be partially offset by our enhanced bargaining power and volume discounts associated with larger purchases as a result of economics of scale.

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Life science parks rental cost.    As one of our key strengths, we selectively locate our operating subsidiaries in national life science parks from which we lease facilities. Our lease terms for the public service facilities in these life science parks range from five to ten years. The continuous increase in life science park rental cost was due to our lease of additional facilities and the extension of lease terms for the public service facilities in line with the expansion of our business operation. We expect rental cost to continue to increase in absolute amounts along with the expansion of our business operations, but to decrease as a percentage of net revenues as we increase the utilization of the leased infrastructure and facilities and achieve economies of scale.

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Labor cost.    Our labor cost primarily includes salaries, bonuses and benefits for our employees. The decrease in labor cost from 2009 to 2010 was primarily a result of the restructuring of our internal departments and transferring a substantial amount of work from in-house to outsourcing service providers in 2010 as a step to optimize our business model as a provider of one-stop solutions. We expect our labor cost to increase due to the rising labor costs in China and the larger number of employees we anticipate to hire as we grow our business, which may be partially offset by improving operating efficiency as we further implement our standardized practices.

➢	Overhead cost. Our overhead cost represents expenses that are directly attributable to our service offerings, primarily including property management fees, depreciation of equipment, facilities and

Management’s discussion and analysis of financial condition and results of operations leasehold improvements, traveling and conference expenses, utilities and other expenses associated with the provision of our services. We expect our overhead cost to increase primarily as a result of depreciation of our newly expanded and improved facilities.

In addition to costs incurred in connection with new drug development services for projects at various stages of the development process that generate revenues, we also incur costs relating to validating clients’ initial research results and establishing and verifying the research and manufacturing quality standards, which we refer to as project screening. As a result of the screening, we may decide not to proceed with certain projects if we believe such projects are not feasible for further development. Although our screening service does not directly generate revenues, we see such service as an important feature of our business model as it helps both our clients and us evaluate and identify less promising projects at an early stage; it also ensures that our resources are efficiently allocated to promising projects to sustain the long-term growth of both our clients and us.

The table below sets forth the cost for revenue generating project services and cost for project screening in absolute amounts and as percentages of net revenues for the periods indicated.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2009		2010		2010		2011
	(in thousands of US$, except percentages)
Cost for project service	8,188	79.3%	21,998	72.5%	7,758	88.4%	15,630	66.1%
Cost for project screening	2,834	27.5	3,944	13.0	2,533	28.9	3,862	16.3

Total	11,022	106.8%	25,942	85.5%	10,291	117.3%	19,491	82.4%

The significant increase in cost for project services from 2009 to 2010 was primarily due to the increase in the number of service agreements we entered into from 95 as of December 31, 2009 to 159 as of December 31, 2010, which was in line with the rapid growth of our business. Cost for project services increased in absolute amounts from the six months ended June 30, 2010 to the six months ended June 30, 2011, primarily due to the increase in the number of service agreements from 122 as of June 30, 2010 to 273 as June 30, 2011. The cost of project screening increased in absolute amounts from the year ended December 31, 2009 to the six months ended June 30, 2011, reflecting our expanded project pipeline, but decreased as a percentage of total net revenues over the same period, primarily as a result of our enhanced ability to identify and abort drug development projects not feasible for further development, which was based on our accumulated expertise in selecting promising drug development projects. We expect the cost for project screening as a percentage of net revenues to continue to decrease along with our further business expansion and more stringent and prudent project screening efforts.

We expect our cost of revenues to increase significantly in absolute amounts as we expand our business operations but such costs as a percentage of net revenues is expected to decrease due to economies of scale and improved operating efficiency, as well as reduced project screening costs based on our improved ability to identify less promising projects at an early stage.

Management’s discussion and analysis of financial condition and results of operations

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses. The table below sets forth the components of our operating expenses in absolute amounts and as percentages of our total net revenues.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2009		2010		2010		2011
	(in thousands of US$, except percentages)
Selling expenses	622	6.0%	792	2.6%	409	4.7%	1,071	4.5%
General and administrative expenses	2,090	20.2	2,830	9.3	1,178	13.4	1,962	8.3

Total	2,712	26.2%	3,622	11.9%	1,587	18.1%	3,032	12.8%

Selling Expenses

Our selling expenses consist primarily of (i) salaries, bonuses and other benefits for our sales and marketing staff, (ii) general expenses associated with selling and marketing activities, (iii) marketing and conference expense for promotional and business development activities, (iv) rental fees for areas leased for marketing and promotion purposes, and (v) depreciation and other selling expenses. We expect that our selling expenses will continue to increase in the future as we engage in more marketing activities and hire additional sales personnel to further expand our client base and bring in more drug development projects, but to decrease as a percentage of net revenues as a result of economies of scale.

General and Administrative Expenses

Our general and administrative expenses consist primarily of (i) salaries, bonuses and other benefits for our administrative and human resources personnel, (ii) professional service fees, (iii) rental fees for areas leased for administration purpose, and (iv) depreciation of property and equipment used for general and administrative purposes. We expect our general and administrative expenses to increase as we hire more personnel and incur expenses to accommodate our business expansion and to support our operations as a public company, including compliance-related expenses, but to decrease as a percentage of net revenues as a result of economies of scale.

TAXATION

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

People’s Republic of China

Our subsidiaries incorporated in the PRC are governed by applicable PRC income tax laws and regulations. Our revenues are subject to business taxes and related surcharges.

Except for Newsummit R&D, Shanghai Newsummit Pharmaceutical Technology Co., Ltd. and Shanghai Newsummit Group, each of which enjoys a reduced enterprise income tax rate at 12.5%, 20.0% and 24.0%, respectively, for the year of 2011, all of our other consolidated PRC operating entities are subject to a uniform enterprise income tax rate of 25%.

Management’s discussion and analysis of financial condition and results of operations

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China whose “de facto management bodies” are located within China are considered PRC resident enterprises and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law, “de facto management bodies” are defined as bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, in April 2009, the PRC tax authority promulgated the Circular 82, to clarify the criteria for determining whether a foreign enterprise controlled by a PRC company or a PRC company group will be classified as a “resident enterprise” with its “de facto management body” located within China. However, the relevant PRC laws and regulations remain unclear as for how the PRC tax authorities will treat an overseas enterprise invested or controlled by PRC natural persons rather than PRC enterprises as in our case. See “Taxation—People’s Republic of China Taxation.”

Under the EIT Law and the implementation rules issued by the State Council, if we are considered as a “resident enterprise” which is “domiciled” in China, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC, subject to any lower withholding tax rate as may be contained in any income tax treaty or agreement that China has entered into with the government of the jurisdiction where such “non-resident enterprises” were incorporated. The EIT law and the implementation rules also provide that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries will be exempted from withholding tax.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net revenues and expenses, and related disclosure of contingent assets and liabilities. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

We provide one-stop solutions for new drug development in China. Our services consist of pre-clinical development services, Phase 0 clinical trial and related application services, clinical development services, assistance in technical writing, preparation of regulatory submissions of IND and NDA applications to the SFDA and pilot-scale manufacturing. We also provide MDR services to assist our clients in regulatory submissions to the SFDA of registration certificate applications for medical devices and diagnostic reagents. The service agreements we enter into with our clients are long-term in nature with contractual terms generally ranging from two to three years for pre-clinical development services to two to five years for clinical development services. The terms of our MDR contracts generally range from two to three years.

Management’s discussion and analysis of financial condition and results of operations

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Given the nature of our agreements with clients, we recognize revenues by using the milestone method. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognized as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each agreement. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and the costs and staffing to achieve the milestone.

At the inception of each service agreement, our management will perform an analysis and assign proper weighting to the services to be provided based on the factors noted above. Based upon this analysis, our management will define the substantive milestones, and reach an agreement with each client as to the defined milestones and the amount payable upon completion of each substantive milestone. At the completion of each milestone, we will review the status with our clients and receive their concurrence that the milestone has been completed prior to recognizing the associated revenues.

Fair Value of Our Ordinary Shares

We have been a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary share at the date of issuance of the convertible instrument for the determination of any beneficial conversion feature.

The following table sets forth the fair value of our ordinary shares estimated at different times.

Date	Class of Shares	Fair Value Per Share		Purpose of Valuation	DLOM	IPO Probability	Discount Rate	Type of Valuation
June 30, 2010	Ordinary Shares	US$	4.3	Issuance of Series A convertible redeemable preferred shares	18%	50%	20%	Retrospective
December 31, 2010	Ordinary Shares	US$	7.6	Issuance of Series A convertible redeemable preferred shares	12%	50%	19%	Retrospective

When estimating the fair value of the ordinary shares, our management has considered a number of factors, including the result of a third-party appraisal, while taking into account standard valuation methods and the achievement of certain events.

The fair value of the ordinary shares was determined with the assistance of an independent appraiser, or the appraiser. The valuation report has been used as a part of our analysis in reaching our conclusion on share values. We reviewed the valuation methodologies used by the appraiser and believe that the methodologies used are appropriate and the valuation results are representative of the fair value of our ordinary shares. We are ultimately responsible for the determination of all amounts related to the valuation of our ordinary shares.

The value of the ordinary shares was estimated through two steps:

Step 1:	Determining the 100% equity interest through income approach (in particular discounted cash flow, or DCF, method) and cross checked by market approach; and

Step 2:	Determining the value of ordinary shares through option-pricing method.

Management’s discussion and analysis of financial condition and results of operations

The determination of the fair value of our ordinary shares requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of issuance of the Series A convertible redeemable preferred shares.

The major assumptions used in calculating the fair value of our ordinary shares include:

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Discount rate (i.e., weighted average cost of capital, or WACC).    The discount rates as of June 30, 2010 and December 31, 2010 were estimated to be 20% and 19%, respectively. The discount rates were determined based on a consideration of the factors including risk-free rate, equity risk premium, company size and non-systematic risk factors. This decrease in the discount rate was due to the combined results of (i) the continuous growth of our business and company size, (ii) additional financing obtained through the issuance of preference shares and (iii) the proximity of this offering. The decrease in discount rate used for valuation purposes resulted in an increase in the determined fair value of the ordinary shares.

➢

Comparable companies.    In deriving the discount rates and market multiples, certain publicly traded companies in the drug development services industry were selected for reference as our guideline companies for valuation as of June 30, 2010 and December 31, 2010.

➢

Discount for lack of marketability, or DLOM.    DLOM was quantified by using the Black-Scholes option-pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option-pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of liquidity events, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. DLOMs of 18% as of June 30, 2010 and 12% as of December 31, 2010 were used in our valuations. The lower the DLOM used for valuation purposes, the higher the determined fair value of the ordinary shares.

➢	Terminal growth rate. The terminal growth rate of 3% was adopted as of June 30, 2010 and December 31, 2010, respectively.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates.

We used the option-pricing method to allocate enterprise value to ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats ordinary shares and preferred shares as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preferred shares. Under this method, the ordinary shares have value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the

Management’s discussion and analysis of financial condition and results of operations time of a liquidity event, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the shareholders.

The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 43% to 45% based on the implied volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The determined fair value of our ordinary shares increased from US$4.3 per share as of June 30, 2010 to US$7.6 per share as of December 31, 2010. Over the same period, our enterprise value increased from US$158 million as of June 30, 2010 to US$231 million as of December 31, 2010. We believe that the increases in the fair value of our ordinary shares and in our enterprise value were primarily attributable to the following factors:

➢

We entered into 53 new service agreements in the second half of 2010, which accounted for 65.0% of total service agreements obtained in the whole year. As a result, when preparing our financial forecast as of December 31, 2010, we increased our estimates in net revenues from that as of June 30, 2010;

➢

We started the negotiation with our major business partner, Medical Research Council Technology, or MRC Technology, of U.K., for the Dynasty Project during the period. See “Business—Overseas Business Partners.” We were confident in building a strategic relationship with MRC Technology, which helped in the higher estimation of net revenues;

➢	We lowered the discount rate from 20% as of June 30, 2010 to 19% as of December 31, 2010; and

➢

The proximity in time of our initial public offering to the date of the valuation increased the liquidity of our shares and lowered the DLOM from 18% as of June 30, 2010 to 12% as of December 31, 2010.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In preparing our consolidated financial statements as of and for the years ended December 31, 2009 and 2010, we and our independent registered public accounting firm identified certain material weakness and other significant control deficiencies, each as defined in AU325, in our internal control over financial reporting. A material weakness, as defined in AU 325, Communicating Internal Control Related Matters Identified in an Audit, of the AICPA Professional Standards, is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

The material weakness identified is attributable to the combination of the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC’s reporting requirements and the lack of documented financial closing and reporting policies and procedures. In response to the material weakness, significant deficiencies and other deficiencies in our internal controls, we have developed and implemented an accounting manual regarding accounting and financial reporting in accordance with U.S. GAAP; have established an anti-fraud and whistleblower program; and have established an internal credit control system. In addition, we are in the process to undertake remedial steps to improve our internal controls, including (i) hiring additional accounting personnel with

Management’s discussion and analysis of financial condition and results of operations experience in U.S. GAAP; (ii) providing regular training and continuous updates on U.S. GAAP accounting and financial reporting to our accounting personnel; (iii) establishing a company-wide risk assessment process; and (iv) establishing an audit committee before or upon the completion of this offering.

The remediation policies and procedures we have implemented and plan to implement may be insufficient to address our material weakness and significant deficiencies. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designated to improve our internal control over financial reporting. See “Risk Factors—Risks Relating to Our Company and Industry—In the course of preparing our consolidated financial statements, we have identified certain material weakness and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.”

Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. In light of the number and significance of the material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and/or significant control deficiencies may have been identified.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and the related noted included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2009		2010		2010		2011
	(in thousands of US$, except percentages)
Net revenues	10,323	100.0%	30,353	100.0%	8,777	100.0%	23,647	100.0%
Cost of revenues	(11,022)	(106.8)	(25,942)	(85.5)	(10,291)	(117.2)	(19,491)	(82.4)
Gross profit (loss)	(699)	(6.8)	4,411	14.5	(1,514)	(17.2)	4,156	17.6
Selling expenses	(622)	(6.0)	(792)	(2.6)	(409)	(4.7)	(1,071)	(4.5)
General and administrative expenses	(2,090)	(20.2)	(2,830)	(9.3)	(1,178)	(13.4)	(1,962)	(8.3)
Other operating profit	53	0.5	24	0.1	14	0	7	0
Income (loss) from operations	(3,358)	(32.5)	813	2.7	(3,087)	(35.2)	1,130	4.8
Interest income	41	0.4	48	0.2	125	1.4	71	0.3
Interest expense	(82)	(0.8)	(80)	(0.3)	(39)	(0.4)	(46)	(0.2)
Other income, net	232	2.2	617	2.0	441	5.0	(80)	(0.3)
Legal settlement charge	(5,000)	(48.4)	(236)	(0.8)	—	—	(282)	(1.2)
Loss on change in fair value of derivative liability	—	—	(453)	(1.5)	(37)	(0.4)	(74)	(0.3)
Income tax benefit (expense)	174	1.7	(1,544)	(5.1)	(203)	(2.3)	(225)	(1.0)
Income (loss) from equity in affiliates	(69)	(0.7)	41	0.1	15	0.2	(98)	(0.4)
Net income (loss)	(8,061)	(78.1)%	(795)	(2.6)%	(2,786)	(31.7)	398	1.7

Comparison of Six Months Ended June 30, 2011 and 2010

Net revenues.    Our net revenues increased by 169.4% from US$8.8 million for the six months ended June 30, 2010 to US$23.6 million for the same period in 2011, primarily due to the increased number of drug development projects for which we provided services and the increased number of milestones we achieved on these projects in the first half of 2011. Of a total of 273 services agreements we entered into as of June 30, 2011, we recognized revenues from 255 service agreements in the six months ended June 30, 2011, compared to 108 of a total of 122 service agreements we entered into as of June 30, 2010 on which we achieved milestones and recognized revenues in the same period of 2010.

Cost of revenues.    Our cost of revenues increased by 89.4% from US$10.3 million for the six months ended June 30, 2010 to US$19.5 million for the same period in 2011. The increase was primarily due to a significant increase in outsourcing service fees from US$6.8 million for the six months ended June 30, 2010 to US$16.4 million for the same period in 2011, resulting from the increased number of drug development projects which required outsourcing services from third-party service suppliers.

Gross profit and gross margin.    Primarily due to the significant increase in net revenues and the decrease in project screening costs, we recorded a gross profit of US$4.2 million for the six months ended June 30, 2011, representing a gross margin of 17.6%, compared to a gross loss of US$1.5 million for the same period in 2010. The fluctuation in gross profit was primarily attributable to the timing of milestones achieved under our service agreements.

Management’s discussion and analysis of financial condition and results of operations

Selling expenses.    Our selling expenses increased by 161.6% from US$0.4 million for the six months ended June 30, 2010 to US$1.1 million for the same period in 2011. This increase was primarily due to an increase in rental fees as a result of the expanded leased areas for marketing and promotion purposes in the six months ended June 30, 2011. To a lesser extent, an increase in salaries and benefits paid to selling and marketing staff, resulting from the expansion of our marketing force.

General and administrative expenses.    Our general and administrative expenses increased by 66.5% from US$1.2 million for the six months ended June 30, 2010 to US$2.0 million for the same period in 2011. This increase was primarily due to an increase in the salaries and benefits paid to administrative staff resulting from the increased number of administrative staff recruited and an increase in the professional service fees in line with our business expansion.

Income (loss) from operations.    As a result of the foregoing, we recorded income from operations of US$1.1 million for the six months ended June 30, 2011, compared to a loss from operations of US$3.1 million for the same period in 2010.

Other income (expense), net.    Other expense, net for the six months ended June 30, 2011 was US$79.8 thousand, compared to other income, net of US$0.4 million for the same period of 2010, primarily due to a decrease in foreign exchange gain and a decrease in subsidy income.

Legal settlement charge.    We incurred a legal settlement charge of US$0.3 million for the six months ended June 30, 2011 as accrued interest on the outstanding payment in connection with the settlement with a third party. See “Business—Legal Proceedings.”

Loss on change in fair value of derivative liability.    We incurred losses on change in fair value of derivative liability of US$37.4 thousand and US$73.6 thousand for the six months ended June 30, 2010 and 2011, respectively, both resulting from the increase in the fair value of the conversion feature associated with our Series A convertible redeemable preferred shares.

Income tax expense.    We incurred income tax expense of US$0.2 million for both the six months ended June 30, 2010 and the six months ended June 30, 2011, primarily due to an increase in the taxable income of certain of our operating subsidiaries, which was partially offset by an increase in the valuation allowance against deferred tax assets.

Income (loss) from equity in affiliates.    We incorporated Urban Newsummit jointly with an independent third party in 2006 and own a 34.09% equity interest in it. We account for our investment in Urban Newsummit using the equity method of accounting since we are able to exercise significant influence over its operating and financial policies. Loss from equity in affiliates in connection with Urban Newsummit amounted to US$97.5 thousand for the six months ended June 30, 2011, compared to income from equity in affiliates of US$14.6 thousand for the same period in 2010.

Net income (loss).    As a result of the foregoing, we recognized net income of US$0.4 million for the six months ended June 30, 2011, compared to a net loss of US$2.8 million for the same period of 2010.

Comparison of Years Ended December 31, 2010 and December 31, 2009

Net revenues.    Our net revenues increased by 194.0% from US$10.3 million for the year ended December 31, 2009 to US$30.4 million for the year ended December 31, 2010. The increase was primarily due to the increased number of drug development projects for which we provided services in

Management’s discussion and analysis of financial condition and results of operations

2010 and the increased number of milestones we achieved for relevant drug development projects in 2010. Of a total of 159 service agreements we entered into as of December 31, 2010, we recognized revenues from 144 service agreements on which we achieved milestones in 2010, compared to 90 of a total of 95 service agreements we entered into as of December 31, 2009 on which we achieved milestones and recognized revenues in 2009.

In 2009, in order to strengthen our business model of providing one-stop solutions for drug development projects, we terminated several contractual arrangements with Taizhou Huasheng which we determined were not compatible with our current business model. We settled the service fees based on the services we had delivered to that client under those contracts. As a result, we recognized revenues in a total amount of US$5.7 million, accounting for approximately 55.3% of the net revenues for the year ended December 31, 2009. Except for this client, none of our other clients contributed more than 10.0% of our net revenues in 2009. There was only one client which contributed more than 10.0% of our net revenues for the year ended December 31, 2010, resulting from multiple service agreements it entered into with us. As we are further expanding and diversifying our client base, we do not believe that we will be subject to significant client concentration risks in the future.

Cost of revenues.    Our cost of revenues increased by 135.4% from US$11.0 million for the year ended December 31, 2009 to US$25.9 million for the year ended December 31, 2010. The increase was primarily attributable to an increase in outsourcing service fees from US$5.3 million for the year ended December 31, 2009 to US$19.0 million for the year ended December 31, 2010, as a result of the increased number of ongoing drug development projects which required outsourcing services in 2010 compared to 2009. To a lesser degree, the increase in cost of revenues from 2009 to 2010 was attributable to an increase in life science park rental cost which increased from US$3.5 million to US$5.4 million in line with the expansion of our business operations.

Gross profit and gross margin.    Primarily as a result of the significant increase in net revenues and economies of scale from increased utilization of infrastructure and facilities leased from life science parks, we recorded a gross profit of US$4.4 million for the year ended December 31, 2010, compared to a gross loss of US$0.7 million for the year ended December 31, 2009. Our gross margin was 14.5% in 2010. The fluctuation in gross profit was primarily attributable to the timing of milestones achieved under our service agreements.

Selling expenses.    Our selling expenses increased by 27.3% from US$0.6 million for the year ended December 31, 2009 to US$0.8 million for the year ended December 31, 2010. The increase was primarily attributable to an increase in salaries and benefits paid to selling and marketing staff from US$0.5 million to US$0.6 million.

General and administrative expenses.    Our general and administrative expenses increased by 35.4% from US$2.1 million for the year ended December 31, 2009 to US$2.8 million for the year ended December 31, 2010. This increase was primarily due to an increase from US$0.6 million to US$1.0 million in professional service fees incurred. General and administrative expenses as a percentage of net revenues decreased significantly from 20.2% for the year ended December 31, 2009 to 9.3% for the year ended December 31, 2010, primarily as a result of increased economies of scale and improved operating efficiency, as well as the significant increase in net revenues.

Income (loss) from operations.    As a result of the foregoing, our income from operations was US$0.8 million for the year ended December 31, 2010, compared to a loss from operations of US$3.4 million for the year ended December 31, 2009.

Management’s discussion and analysis of financial condition and results of operations

Other income, net.    Other income, net increased by 165.5% from US$0.2 million for the year ended December 31, 2009 to US$0.6 million for the year ended December 31, 2010, primarily due to an increase in foreign exchange gain of US$0.3 million in 2010 resulting from the depreciation of the U.S. dollar against the Renminbi.

Legal settlement charge.    We accrued a legal settlement charge of US$5.0 million for the year ended December 31, 2009 in connection with the settlement with a third party. This charge accrued in 2009 was in addition to a legal settlement charge of US$13.0 million accrued in 2007 based on our then estimation of the results of the dispute. For the year ended December 31, 2010, we accrued an interest charge on the outstanding installment payment due to that third party in the amount of US$0.2 million. See “Business—Legal Proceedings.”

Loss on change in fair value of derivative liability.    We incurred a loss on change in fair value of derivative liability in an amount of US$0.5 million in 2010, resulting from an increase in the fair value of the conversion feature, associated with our Series A convertible redeemable preferred shares.

Income tax expense (benefit).    We received income tax benefit of US$0.2 million for the year ended December 31, 2009, compared to an income tax expense of US$1.5 million for the year ended December 31, 2010, primarily due to an increase in taxable income at certain of our operating subsidiaries and an increase in valuation allowance against deferred tax assets.

Income (loss) from equity in affiliates.    We incorporated Urban Newsummit jointly with an independent third party in 2006 and own a 34.09% equity interest in Urban Newsummit. As we are able to exercise significant influence over Urban Newsummit’s operating and financial policies, we account for our investment in it using the equity method of accounting. Loss from equity in affiliates amounted to US$68.6 thousand for the year ended December 31, 2009, compared to income from equity in affiliates amounted to US$40.7 thousand for the year ended December 31, 2010.

Net loss.    As a result of the foregoing, we recorded a net loss of US$8.1 million in 2009 and a net loss of US$0.8 million in 2010.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily through the issuance of our ordinary shares and preferred shares to investors and our ability to obtain extended credit periods from its third-party suppliers. We have also partly financed our operations through the issuance of convertible notes to certain existing shareholders for an aggregate consideration of approximately US$1.8 million in July 2011. The convertible notes were redeemed in full in September 2011. As of June 30, 2011, we had US$3.4 million in cash and cash equivalents, consisting of cash on hand and bank current deposits. As of June 30, 2011, we had US$1.5 million in short-term bank borrowings outstanding, and no unused lines of credit. Such borrowing has been historically renewed shortly before it matured.

As of December 31, 2009 and 2010 and June 30, 2011, we had negative working capital of US$21.9 million, US$10.6 million US$27.1 million, respectively. Our negative working capital was primarily attributable to accounts payable balance of US$6.4 million, US$24.3 million and US$39.7 million as of December 31, 2009 and 2010 and June 30, 2011, respectively, which primarily comprised amounts owed to our third-party service suppliers. Historically, we have settled such accounts payable to them after we had collected from our clients cash payments for services rendered. Our agreements with third-party service suppliers do not explicitly state credit terms. The flexible payment terms accepted by our service suppliers offered us the ability to operate our business with negative working capital.

Management’s discussion and analysis of financial condition and results of operations

In addition, during the period from the second half of 2010 to June 30, 2011, we used a significant amount of cash to make rental prepayments to life science parks for the leases of the public service facilities, which were largely recorded as non-current assets, further contributing to the negative working capital position as of each period end. The amounts of prepayments and the lease terms covered by such prepaid rental vary from one park to another. For example, we were required by the landlord to prepay all the rent for the whole ten-year lease term until October 2019 in a total amount of RMB136.0 million (US$21.0 million) within the first two years of the lease term for the facility in the life science park in Wuhan, Hubei province to Wuhan Optics Valley Investment, which we had fully paid up by September 2011. In addition, by September 2011, we had prepaid (i) all the rent of RMB108.0 million (US$16.7 million) for the whole ten-year lease terms for the facilities in the Dalian park and (ii) the rent of RMB133.8 million (US$20.7 million) for the facilities in the Taizhou park which covered the whole five-year term for two leases and approximately six years of the ten-year lease term for another two. These substantial rental prepayments were made at the request of the relevant life science parks and were part of the commercial agreements reached with them for us to secure the leases of the public service facilities in these parks, solidify our relationships with these life science parks and provide them with additional liquidity to fund various research and development projects, including new drug development projects of our clients, in these parks. Within the 12-month period ended December 31, 2010 and the six-month period ended June 30, 2011, we made a total of RMB73.4 million (US$11.4 million) and RMB171.0 million (US$26.5 million) in prepaid rental, respectively, to three of the five life science parks which requested us to make prepayments. Such prepayments placed significant strain on our capital resources and adversely affected our liquidity position during the periods prior to June 30, 2011. With the significant prepayments already made and the less stringent prepayment schedule for the remaining rent, our rental payments for our existing facilities in each of the subsequent years will be considerably lower than the historical rental prepayment.

We believe that our current cash and cash equivalents and, partly subject to our clients’ or their investors’ ability to obtain financing, cash expected to be generated from operations will be sufficient to meet our operating and capital requirements for the foreseeable future. We may, however, require additional capital in order to remain competitive and finance future development opportunities. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or equity-linked securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The issuance of additional equity securities, including convertible debt securities, would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may suffer.

The terms of our service agreements generally range from two to five years, subject to the nature and difficulty of each drug development project. In addition, most of our clients are drug discovery companies at an early stage of development and commercialization of their drug development projects and have limited financial resources. As a result, we usually maintain a significant amount of accounts receivable. As of December 31, 2009 and 2010 and June 30, 2011, the balance of our accounts receivable, net of allowance for doubtful accounts of US$51.2 thousand, US$0.2 million and US$0.2 million, were US$7.1 million, US$29.7 million and US$23.5 million, respectively. Accounts receivable as a percentage of our net revenues was 68.8%, 97.8% and 99.4% for the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011, respectively. We have recently established an internal credit control system which is expected to enhance our monitor over the clients’ credit status and improve our control over project development and fee collection schedules accordingly.

Management’s discussion and analysis of financial condition and results of operations

As of December 31, 2009 and 2010, the days sales outstanding were approximately 240 days and 341 days, respectively. The significant increase in the number of the days sales outstanding resulting from the increase in accounts receivable was primarily attributable to the fact that more than half of the net revenues in 2009 and 2010 were recognized in the second half of 2009 and 2010, respectively. Specifically, US$6.8 million of the total US$7.1 million in accounts receivable as of December 31, 2009 was recorded in December 2009, the majority of which related to the settlement of the terminated service arrangements with Taizhou Huasheng. See “—Results of Operations.” Substantially all of such accounts receivable were subsequently collected in 2010. With respect to the accounts receivable balance as of December 31, 2010, US$22.7 million of the total US$29.7 million in accounts receivable was recorded in the second half of 2010, primarily due to the significant increase in milestones achieved under the service agreements and the recognition of associated net revenues in the second half of 2010. Substantially all of such accounts receivable were subsequently collected in 2011. As such, a significant majority of the accounts receivable as of December 31, 2009 and 2010 were recorded in the second half of such year. As of June 30, 2010 and 2011, the days sales outstanding were approximately 311 days and 189 days, respectively. Due to the uncertain nature of our drug development services, the numbers of the days sales outstanding may vary significantly from one period to another, as a result of the various timing of milestones achieved and the recognition of the associated revenues.

Approximately 97.5%, 91.1% and 83.6% of our total accounts receivable as of December 31, 2009 and 2010 and June 30, 2011, respectively, were collected within a six-month period after the end of each relevant period. The significant amount of accounts receivable may expose us to increasing risks associated with shortage of working capital, which may result in delay or difficulty in the delivery of our services and, in turn, a material and adverse effect on our revenues. We establish an allowance for doubtful accounts based on our management’s estimates, aging analyses of accounts receivable balances, historical experience and other factors surrounding the credit risk of specific clients. Our newly established internal credit control system requires formal credit analysis upon the acceptance of clients by reviewing their financing capability, operating and financial track records, credit policy documentation; periodical review of the execution of credit policy compliance by our clients; and continued timely confirmation with the clients on the progress of each milestone and accounts receivable. The credit control policies may be tailored to each individual client based on their credit worthiness and access to financing. Furthermore, we believe our innovative value-added financing solutions provide our clients with opportunities to access additional funding, enhance their payment ability and improve our accounts receivable position.

Since January 2011, we started the practice of entering into three-party payment arrangements with certain of our clients and their investors who invest either in the clients or in such clients’ drug development projects. See “—Factors Affecting Our Results of Operations—Payment Ability of Our Clients and Their Investors.” As an investor may have invested in multiple projects being developed by us, we may face potential credit risks relating to any significant investor who has agreed to pay a significant aggregate amount of service fees over an extended period of time for multiple projects under such three-party payment arrangements. For the year ended December 31, 2011, the service fees we collected from three investors amounted to RMB187.0 million (US$28.9 million) for a total of 148 projects, among which RMB144.0 million (RMB22.3 million) was collected from one single largest investor under such three-party payment arrangements for 99 drug development projects. This single largest investor is a subsidiary of Wuhan Optics Valley Investment, to which we made rental prepayments, at the direction of our landlord, in a total amount of RMB136.0 million (US$21.0 million) as of September 30, 2011. As we have fully paid all the rent under the lease agreement for the public service facilities in the life science park in Wuhan and will make no further payment to this investor, the future payment ability of such investor may be affected, which may in turn impact our future results of operations. The payment ability of our clients and their investors, as the case may be, in turn, directly affects our liquidity.

Management’s discussion and analysis of financial condition and results of operations

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2009	2010	2010	2011
	(in thousands of US$)
Net cash used in operating activities	(5,083)	(11,374)	(69)	(7,647)
Net cash provided by (used in) investing activities	2,385	(819)	(1,028)	(1,647)
Net cash provided by (used in) financing activities	(2,881)	15,000	4,236	4,919
Effect of exchange rate changes	9	(37)	(269)	225
Net increase (decrease) in cash and cash equivalents	(5,570)	2,769	2,870	(4,150)
Cash and cash equivalents at beginning of the year	10,356	4,786	4,786	7,555
Cash and cash equivalents at the end of the year	4,786	7,555	7,656	3,405

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2011 was US$7.6 million, primarily attributable to (i) an increase in prepaid rental and other current and non-current assets, primarily including prepaid rental to the life science parks under existing and newly entered into leases, in a total amount of US$23.9 million, (ii) the legal settlement charge paid to a third party in the amount of US$7.5 million, and (iii) a decrease in other current liability of US$1.8 million in connection with the repayment of the prepaid amount made by a potential investor in 2010 who withdrew the investment in 2011, partially offset by (i) net income of US$0.4 million, (ii) an increase in accounts payable of US$14.8 million due to the increase in outsourcing fees, and (iii) a decrease in accounts receivable of US$6.9 million resulting from the improved control over service fee collection schedules.

Net cash used in operating activities for the year ended December 31, 2010 was US$11.4 million, primarily attributable to (i) a net loss of US$0.8 million, (ii) an increase in accounts receivable of US$22.8 million due to our business expansion, (iii) the one-time legal settlement charge paid to a third party in the amount of US$11.0 million, and (iv) an increase in prepaid rental and other current and non-current assets, primarily including deferred tax assets and prepaid rental to the life science parks, in a total amount of US$5.1 million, partially offset by (i) an increase in accounts payable of US$17.9 million due to an increase in outsourcing service fees, (ii) an increase in other current liabilities of US$2.5 million, primarily due to the increase in accrued payroll and a prepaid amount received in 2010 from a potential investor who withdrew the investment in 2011 and (iii) an increase in income tax and other taxes payable of US$2.2 million due to the improved results of operations.

Net cash used in operating activities for the year ended December 31, 2009 was US$5.1 million, primarily attributable to (i) a net loss of US$8.1 million, (ii) an increase in prepaid rental and other current and non-current assets in a total amount of US$11.7 million, primarily including deferred tax assets and prepaid rental to life science parks, and (iii) an increase in accounts receivable of US$7.1 million resulting from the expansion of business operations, partially offset by (i) an increase in advance from clients of US$9.6 million, (ii) an increase in accounts payable of US$5.2 million, primarily due to the increase in outsourcing service fees payable and (iii) the additional legal settlement charge of US$5.0 million.

Management’s discussion and analysis of financial condition and results of operations

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2011 was US$1.6 million, consisting primarily of the US$1.5 million we deposited with an asset management company. We terminated such asset management arrangement and withdrew the investment of US$1.5 million in September 2011.

Net cash used in investing activities for the year ended December 31, 2010 was US$0.8 million, consisting primarily of cash used in (i) the investment in affiliates of US$0.5 million and (ii) the purchase of property and equipment of US$0.3 million.

Net cash provided by investing activities for the year ended December 31, 2009 was US$2.4 million, which was primarily a result of the release of the restriction on a cash deposit of US$3.1 million pledged for our short-term borrowings, partially offset by cash used in the purchase of property and equipment of US$0.7 million.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2011 was US$4.9 million, representing the proceeds received from the issuance of Series A convertible redeemable preferred shares at the end of 2010.

Net cash provided by financing activities for the year ended December 31, 2010 was US$15.0 million, representing the proceeds received from the issuance of Series A convertible redeemable preferred shares.

Net cash used in financing activities for the year ended December 31, 2009 was US$2.9 million, consisting primarily of cash repayments of short-term bank borrowings in the amount of US$4.4 million, partially offset by cash received from bank borrowings of US$1.5 million.

Capital Expenditures

We had capital expenditures of US$0.7 million, US$0.3 million and US$0.1 million for the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011, respectively. Our capital expenditures were primarily used for the improvement of our GMP-standard facilities located in Taizhou and leasehold improvement in Zhangjiang.

We expect to incur approximately US$0.5 million in capital expenditures for 2011, and to continue to increase our capital expenditures in the future as we expand our operations to capture what we believe to be attractive market opportunities for us. We plan to fund our future capital expenditure requirements primarily with cash on hand, cash from operations, equity offerings and other forms of financing, if necessary.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations at December 31, 2010:

	Payment Due by Period
	Total	Less Than 1 Year	2-3 Years	4-5 Years	More Than 5 Years
		(in thousands of US$)
Operating lease commitments	19,056	1,188	3,192	3,130	11,546

Management’s discussion and analysis of financial condition and results of operations

Our total contractual obligations amounted to US$23.6 million at June 30, 2011.

Our operating lease obligations primarily relate to our leases of public service facilities from the national life science parks where we have operations.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of our related parties or any other third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

HOLDING COMPANY STRUCTURE

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We conduct substantially all of our business through our subsidiaries in China. We will need to rely on dividends that our subsidiaries may pay for our future cash needs, including the funds necessary for dividends and other cash distributions we may pay to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50% of its respective registered capital. Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. As of June 30, 2011, our PRC subsidiaries had accumulated losses of RMB56.6 million (US$8.8 million) on a consolidated basis under PRC accounting standards. As such, our PRC subsidiaries were not permitted to pay any dividends or make other distributions to us under the PRC law.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, the functional currency of our consolidated operating subsidiaries is the Renminbi and substantially all their revenues and expenses are denominated in Renminbi. Accordingly, changes in the value of Renminbi against U.S. dollar may have a material effect on our reported and consolidated revenues, costs and expenses, gross margin and net income. Moreover, the value of assets and liabilities denominated in Renminbi fluctuates along with changes in the exchange rates.

The value of Renminbi against U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On

Management’s discussion and analysis of financial condition and results of operations

July 21, 2005, the PRC government changed its decade-old policy of pegging the value of Renminbi to U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of Renminbi against U.S. dollar in the following three years. During the period between July 2008 and June 2010, the Renminbi traded stably within a narrow range against the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, the appreciation of U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Transactions in foreign currencies are translated to the respective functional currencies at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Given the amount of our cash and cash equivalents as of June 30, 2011, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of US$34.2 thousand to our total cash and cash equivalents.

We have not used any derivative instruments, including forward contracts or currency borrowings, to hedge our exposure in foreign exchange risk and we do not believe that we currently have any significant direct foreign exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest expense incurred by our short-term borrowings, including bank loans, as well as interest income generated by excess cash invested in interest-bearing demand bank deposits. Such interest-earning instruments carry a degree of interest rate risk. Our total outstanding interest-bearing loan balance as of June 30, 2011 was US$1.5 million with an effective interest rate of 5.9%. Our interest-bearing savings accounts had a total balance of US$5.3 million as of June 30, 2011. We have not used any derivative instruments to manage our interest rate risk exposure due to a lack of such financial instruments in China.

Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expense on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, Consumer

Management’s discussion and analysis of financial condition and results of operations

Price Index in China decreased by 0.7% in 2009, increased by 3.3% in 2010 and increased by 5.4% in 2011, respectively.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements.” The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009 the adoption of which did not have a material impact on the financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. We do not expect that the adoption of the Level 3 guidance of this ASU to have a significant impact on its consolidated financial statements.

In April 2010, FASB issued ASU 2010-01, “Compensation—Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. We do not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. We do not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In June 2011, FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include

Management’s discussion and analysis of financial condition and results of operations components of other comprehensive income, or OCI. The ASU does not change the items that must be reported in OCI. For public entities, the ASU’s amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For all entities, guidance must be applied retrospectively for all periods presented in the financial statements. Early adoption is permitted. We do not expect the adoption of this ASU will have a significant effect on its consolidated financial position or results of operations.

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OVERVIEW OF NEW DRUG DEVELOPMENT IN CHINA

Historical Trend in New Drug Development in China

New drug development has experienced strong growth in China, driven by rising demand of quality, potent and safe drugs, abundant supply of research talent, low cost of new drug development, strong government support, increased funding from venture capital funds, private equity funds and IPO investment and corporate research and development investment. According to ChinaBio, a third-party consulting firm, currently new drug development is being carried out primarily by three types of entities, with about 58% by academic institutes, 17% by companies and 12% by hospitals, while the rest is being carried out by individuals and collaborations among the foregoing entities.

The fast growth of new drug development in China is demonstrated by the increasing number of novel molecule patent applications. According to ChinaBio, the total number of novel molecule patent applications filed in China had increased from 34 in 2000 to 655 in 2008, up by 20 fold or representing a CAGR of 44.7% from 2000 to 2008.

New Drug Development Process in China

New drug development process involves pre-clinical development and clinical development. From pre-clinical development to NDA approval by the SFDA, the process typically lasts an average of six to 12 years.

Pre-clinical Development

Pre-clinical development is a stage of drug research conducted before clinical trials. The purpose of pre-clinical development is to evaluate the drug metabolism, pharmacokinetics, safety profiles and other properties of a potential drug candidate using laboratory and animal studies before testing on humans. Once a product is identified as a viable candidate for further development, pharmaceutical companies then focus on collecting the data and information necessary to establish that the product will not expose humans to unreasonable risks when used in limited, early-stage clinical studies. With necessary data and testing results, pharmaceutical companies then submit an IND application to corresponding regulatory authorities for approval for testing on humans. Only drugs with strong evidence of safety and potential benefit proceed onto clinical trials. According to ChinaBio, there were more than 200 new drug candidates in pre-clinical development stage in China from 2004 to 2010.

Clinical Development

Clinical trials, or human tests of a potential drug candidate to determine safety and efficacy, are typically conducted in three sequential phases. The first phase assesses a drug candidate’s safety and evaluates their adverse effect on human body, usually conducted on small groups of healthy volunteers. The second

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phase tests the drug candidates on actual patients, which enables researchers to assess the drug candidate’s safety and efficiency against the targeted disease. The third phase entails large-scale trials on hundreds to thousands of patients. Clinical trials must be conducted before a drug can be marketed. According to ChinaBio, from 2004 to 2010, 181 new drugs have been submitted to the SFDA for clinical trials, out of which, 28 new drugs were launched to the market and 153 are still undergoing clinical trials.

Once the clinical trials are completed with satisfactory results, pharmaceutical companies submit an NDA to the SFDA. An NDA is a vehicle through which a pharmaceutical company formally proposes that the SFDA approve a new drug for sale and marketing to the general public. The goals of the NDA are to provide enough information to permit the SFDA reviewers to establish: (1) whether the drug is safe and effective in its proposed use(s) when used as directed and whether the benefits of the drug outweigh the risks; (2) whether the drug’s proposed labeling, including package insert, is appropriate, and whether additional information should be included; and (3) whether the methods used in manufacturing the drug and the controls used to maintain the drug’s quality is adequate to preserve the drug’s identity, strength, quality, and purity, i.e., whether the drug was manufactured pursuant to GMP. China’s amended GMP regulation became effective on March 1, 2011. Similar to its counterpart in other countries, China’s GMP guidelines form part of a quality management system which sets out the basic requirements for the manufacture and quality management of pharmaceutical products, with the goal of safeguarding the health of patients and producing good quality medical devices or pharmaceutical products. GMP validation and the pilot-scale manufacturing covers the entire new drug development process from pre-clinical development through clinical development.

PHARMACEUTICAL RESEARCH AND DEVELOPMENT SPENDING IN CHINA

As shown in the chart below, research and development spending in the pharmaceutical industry has increased significantly from RMB1.9 billion in 2001 to RMB13.5 billion in 2009, representing a CAGR of 27.5%. It is expected to continue to rise and reach RMB28.9 billion by 2015, according to ChinaBio. In addition to investment from pharmaceutical companies, such significant growth in research and development spending is also attributable to rising government expenditure, investment from venture capital and private equity funds, and merger and acquisition and partnering transactions.

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Government Expenditure

The government has been emphasizing innovations in the pharmaceutical industry, and continued to increase its subsidy for the pharmaceutical industry by granting funding for new drug research and development, which would have the effect of attracting additional investment from the private sector. According to ChinaBio, there are currently 162 government research and development funding programs with more than RMB100 million per program in 2010. Among them, the Mega New Drug Development Program, led by Ministry of Health, or MOH, and Ministry of Science and Technology, or MOST, is the first national program dedicated solely to new drug development in China. Under this program, a total of US$12 billion is planned to be distributed between 2008 and 2013, according to ChinaBio. It is believed that the trend of increasing government funding will continue and further spur new drug development in China. Under the Chinese government’s 12th five-year plan (2011-2015), it is estimated that the Chinese central government will allocate RMB10 billion with an additional RMB30 billion matching fund from local governments in new drug development.

Venture Capital and Partnering Activities

Venture capital investment is a critical element to new drug development in China. The average venture capital investment in life science increased from US$12 million in 2008 to US$21 million in 2010, according to ChinaBio. Compared to 2007 when venture capital’s investment in life science in China totaled US$409 million, 2010 is a record year as venture capital’s investment breaks US$1 billion for the first time, climbing 319% from 2009, according to the same source. Indeed, 63% of the venture capital funds in the pharmaceutical industry have flown to drug development companies in 2010. Furthermore, partnering activities, in forms such as in and out-licensing, co-development, co-research, and co-marketing, are also strong with multiple deals having more than US$50 million deal value for the first time in 2010.

KEY DRIVERS FOR THE RESEARCH AND DEVELOPMENT SPENDING IN CHINA

Compared to drug research and development in developed countries, the same process in China enjoys a number of advantages including large market potential, strong government support, the presence of big pharmaceutical companies, growing high-quality talent pool and large pool of drug naive patients.

Large Market Potential

There is a large market potential in China’s healthcare industry as a result of the aging population, increasing prevalence of chronic diseases, rising healthcare coverage and spending, increased income and urbanization. The large market potential signals an increase in demand for drugs in the near future, which in turn incentivizes both the government and the private sector to invest more in pharmaceutical research and development activities.

China has a quickly aging population comprising approximately 177 million people above age 60 in 2010, which accounts for 13.3% of the total population, according to ChinaBio. Rising life expectancy is also expected to contribute to the growth of China’s aging population. Elderly population is expected to grow to 31% of the total population by 2050, according to the same source. The prevalence of chronic health problems is also expected to increase with the growth of the aging population. Currently, chronic diseases are the cause of 80% of all disease deaths in China. According to ChinaBio, cardiovascular disease is growing 20% to 30% annually and there will be 14 million new cases of diabetes mellitus, 31 million new cases of cardiovascular disease, and 8 million new cases of stroke in China in the next 15 years. This will further drive the demand for quality, potent and safe drugs.

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Along with the fast growing of the China economy is the urbanization trend. According to ChinaBio, urban population increased by 207 million from 2000 to 2010 and is estimated to increase by 350 million by 2025. Urbanization has the consequence of increased income, which further drives healthcare spending. From 1990 to 2010, the household income in urban area has increased from approximately RMB5,000 to approximately RMB60,000, representing a CAGR of 28%.

Another direct result of urbanization is the increase in access to, and thus spending in, healthcare because an increasing number of people in urban areas are covered by governmental health insurance. According to the Implementation Plan of the Medical and Health System Reform (2009-2011) issued by the State Council in 2009, it is estimated that Chinese governments at various levels need to invest a total of RMB850 billion between 2009 and 2011, with RMB332 billion of which contributed by the central government, to build community health centers as well as new municipal and county-level hospitals as part of its broad-based healthcare reform. As the biggest healthcare purchaser, the Chinese government plans to improve accessibility and enhance equality of healthcare toward the ultimate goal of providing universal public health insurance. According to ChinaBio, healthcare expenditure in China has increased from RMB1.1 trillion to RMB1.6 trillion from 2007 to 2009, representing 5% of GDP in both 2007 and 2009. Furthermore, Chinese government plans to continue to increase healthcare expenditure at about 12% to 15% annually, reaching RMB2.1 trillion in 2013, according to the same source.

Strong Government Support

The Chinese government provides strong support for new drug discovery and development. According to ChinaBio, the Mega New Drug Development Program, the first central government program dedicated solely to new drug development in China which was launched by MOH and MOST in 2008, has committed to distribute US$12 billion between 2008 and 2013. Until 2010, the program has awarded more than US$1 billion to 54 programs in China. Besides the Mega New Drug Development Program, there are numerous regional government funding programs in Jiangsu, Guangdong, Shangdong, Beijing, Shanghai, Zhejiang, and Tianjin, with a total of over 90 programs.

According to ChinaBio, there were 162 government funded research and development programs that each had more than RMB100 million in 2010. About 85% of all government funding comes from the top three levels of government, including central, provincial and municipal, demonstrating commitment to drug research and development by the Chinese government. The research and development programs include talent programs, commercialization programs, investment funds, and research funds. The talent programs seek to attract the best research and development professionals who have foreign degree and/or work experiences and have decided to come back to China. The commercialization programs seek to assist with the commercialization activities of new drug candidates through establishing technology parks, stimulating technology transfer activities, and providing support for incubators throughout China.

Presence of Big Pharmaceutical Companies in China

The presence of big pharmaceutical companies in China is also a significant driver for research and development spending in China. Currently, most multinational pharmaceutical companies have established or are planning on starting research and development operations in China. Among them, Pfizer, Eli Lilly, GSK, and Astrazeneca have China-based operations, while Bayer, Merck, Novo Nordisk, Novartis, Roche and Sanofi-Aventis have brick & mortar or virtual research and development operations in China. The benefit of big pharmaceutical companies’ presence in China is at least three-fold. First, they constitute a large client base for outsourcing research and development services. Second, their presence facilitates the growth of life science talent pool in China by attracting talent as their employees, updating them with cutting-edge technology, and training them with advanced industrial practices such

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as the Good Laboratory Practices, or GLP. Third, the big pharmaceutical companies help with combating key diseases such as cancers, infectious diseases, and chronic diseases by bringing over additional high-quality drug candidates for development in China and seeking for SFDA approval to market in China.

Growing High-quality Talent Pool

Another research and development spending driver is the growing talent pool in China. As quality research talent is integral to new drug development with long-term and sustainable results, a large number of funding programs are focused on attracting high-level talent to China. According to ChinaBio, China produces about 150,000 life science graduates each year, ten times more than the United States every year, providing China with an abundant supply of technical talent, including a large pool of qualified nurses and physicians for administering trials as well as scientists conducting drug discovery research. Apart from organic talent growth, about 250,000 high-value returnees have come back to China in the past four years, constituting a valuable source of highly technical labor force for life science research and development in China. As a result, according to the same source, the biopharmaceutical sector enjoyed a 12% growth in personnel from 1,453,000 in 2009 to 1,625,000 in 2010. The growing number of biopharmaceutical employees demonstrates productive utilization of available talent to cultivate China’s new drug development.

Large Pool of Drug Naive Patients

Conducting drug development in China is particularly appealing to international pharmaceutical companies because China has a large pool of drug naive patients, which is helpful to drug clinical trials. During the drug development, clinical trials are carried out on healthy individuals as well as patients. By observing and analyzing people’s reaction to the drug being tested, scientists finely tune the ingredients and dosage of the drug. A person’s physical reaction to a drug may be influenced, however, by other drugs previously taken, rendering the person’s reaction medically unreliable. On average, western patients have a more complex drug usage history than those in China, who have had considerably less access to medical care and available drugs. As a result, China’s large pool of drug naive patients is another factor making it desirable to conduct drug research and development in China.

LIFE SCIENCE PARKS IN CHINA

Life science parks play an important role in promoting and commercializing new drug development projects in China because they attract a large number of pharmaceutical companies and research institutes to the parks due to various governmental incentives, preferential policies, the well-established public service facilities and the cluster effect provided by the parks.

During the past decade, the Chinese government has facilitated the establishment of many life science parks to provide the industry with suitable infrastructure in addition to financial support for research and development activities. As of June 30, 2011, there were 22 national life science parks in China. These parks, including the public service facilities in the parks, have been financed, established and constructed by the local governmental authorities. The public service facilities usually include testing facilities, pilot-scale manufacturing workshops, research and manufacturing equipment, bio-science laboratories and exhibition centers. The life science park programs usually include investment fund incentives, commercialization program and talent program. The parks also help the hosted companies reduce overhead costs by providing them with shared resources such as power supply, telecommunication hubs, reception and security, management offices, etc. As a result, the parks have promoted technology transfer and attract clusters of highly innovative firms and professionals.

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Funding support for research and development is usually available for companies located in major high-tech parks to build research and development facilities in these parks. According to ChinaBio, 75% of the funding programs are sourced at the provincial and city level, while many of which are provided through major high-tech parks. For example, Guangzhou Economic and Technological Development Zone provides qualified enterprises with seed funding of RMB1 million per enterprise over three years and/or investment fund in the form of staggered shareholding up to 80% of the total capital invested in the enterprises registered in the park. Similarly, Beijing Zhongguancun Hi-tech Park provides monetary support ranging from RMB0.2 million to RMB2.0 million to cover cost related to IPOs and/or other shareholder reform initiatives.

In addition, life science parks produce highly desirable cluster effect. The parks select and invite pharmaceutical companies and research institutes from various geographic regions to locate in the parks based upon the innovation, maturity, advanced technology and feasibility of the projects those companies will bring to the parks, which facilitates collaborations and partnerships among companies as well as rapid consolidation and exchange of knowledge and information through inter-company seminars and colloquiums. The parks house incubators that allow shared infrastructure, which helps the companies reduce research and development overhead costs. Most importantly, the cluster effect of life science entities benefits companies providing drug development services by providing them with easy access to dense potential client pool.

RESEARCH AND DEVELOPMENT OUTSOURCING TREND TO CHINA

The past decade has witnessed an increasing number of Chinese and multinational pharmaceutical companies and research institutions outsourcing their drug research and development projects to drug development service providers in China.

There are increasing Chinese drug discovery companies outsourcing their drug research and development with the goal of obtaining regulatory approval from the SFDA in an efficient and cost-effective way. Developing drugs in compliance with the regulatory approval requirements is an uncharted territory for many of the pharmaceutical companies, which are primarily consisting of scientists who are experts in academic research and drug discovery but not familiar with the regulatory requirements for drug development and drug approval in China. Drug development service companies provide industrial knowledge and experience in designing and conducting pre-clinical and clinical tests that would fulfill SFDA submission criteria. Also, it is usually more efficient and cost-effective for pharmaceutical companies to outsource the drug development process to seasoned and specialized drug development service companies.

There are also increasing multinational pharmaceutical companies outsourcing their drug research and development projects to China due to overall low cost, large drug naive patient pool, talent pool, huge potential Chinese market and other factors. According to ChinaBio, clinical trials in China cost about 50% less than western clinical trials, where scientists and research and development personnel in China are roughly one-third the costs of their western counterparts. Also, the quick and efficient trial enrollment in China, which is about 30% faster than western trials, helps shorten the trial period as well as the overall cost. Due to the prohibitive development cost in the U.S. and Europe, it is desirable for U.S. and European companies to take advantage of the low cost and relatively quick approval process in China to obtain a proof of concept in China and potentially bringing back successful candidates to U.S. or Europe. Furthermore, drugs destined for the China market must have clinical trials performed in China, while many international pharmaceutical companies lack the physical capability to conduct qualifying drug development process in China. Therefore, most of these companies would need help from drug development service companies in China if they intend to launch a new drug in China. As a result,

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approximately 40% of China-based contract research companies’ revenues come from overseas big pharmaceutical or biotechnology companies.

In addition, international government owned research institutes are increasingly seeking research collaborations with Chinese government to achieve drug approvals in China. While these research institutes have requisite expertise and resources for the drug discovery, they may outsource certain drug development activities to the Chinese drug development service providers which can assist them with the drug development and regulatory approvals in China. In 2010, MOH of China and MRC Technology of U.K. proposed a series of comprehensive cross-border collaborations, also well known as the Dynasty Project, aiming at dual-way communication and cooperation in pharmaceutical industry, promoting technology transfer, partnership and cross-border research and marketing collaboration between companies in PRC and U.K. Under the Dynasty Project, MRC Technology will bring a large volume of high-quality drug development projects to China and promising Chinese drug development projects will be brought to U.K. to obtain EMEA approval with an aim to maximize the value of such drug development projects in overseas markets.

As a result, there arises a substantial demand for drug development service companies which could guide domestic and overseas pharmaceutical companies and research institutions to navigate through the regulatory process in China after the initial drug discovery process. According to ChinaBio, the contract research companies’ market size has increased from US$380 million in 2007 to 756 million in 2010, representing a CAGR of 20.59%, and is estimated to climb to US$1,304 million in 2013.

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OVERVIEW

We are a leading China-based new drug development process solutions provider. Leveraging our integrated service platform, we offer a full range of services for new drug development, aiming to provide our clients with one-stop solutions for developing new drug candidates and making successful IND and NDA submissions to the SFDA in an efficient and cost-effective manner. According to ChinaBio, we are one of the leading one-stop solutions providers in the China new drug development industry in terms of revenues in 2010.

Our integrated service platform primarily comprises public service facilities we leased from national life science parks where we have established operations, our well-established third-party service supplier network, and more significantly, our in-house standardized drug development management practices. Depending on the characteristics and requirements of each new drug development project, we integrate and utilize various resources to deliver our new drug development process solutions to our clients, including engaging third-party service suppliers for services that require particular expertise or qualification, while we monitor and control the quality and progress along the process by following our standardized drug development management practices. In addition, our value-added financing solutions provide our clients with opportunities to access additional funding, such as government research grants and private investment, during their new drug development process.

Through our integrated service platform, we provide a comprehensive suite of services, including pre-clinical development services, Phase 0 clinical trial and related application services, clinical development services, assistance in technical writing, preparation of regulatory submissions of IND and NDA applications to the SFDA and pilot-scale manufacturing. We also provide MDR services to assist our clients in regulatory submissions to the SFDA of registration certificate applications for medical devices and diagnostic reagents. We intend to further expand our service offerings and provide post-approval services in the near future.

We have established a large, diversified and loyal client base with a robust project pipeline. Our clients are primarily drug discovery companies who have completed initial exploratory discovery and obtained promising laboratory research results or patents, but generally lack the various resources and expertise in managing and navigating through the regulatory submission process for their new drug development projects. New drug development projects managed by us include chemical drugs, biological drugs, Chinese herbal drugs as well as medical devices and diagnostic reagents, which are at various stages along the development process. As of December 31, 2011, we had 327 service agreements with 119 clients, among which 309 agreements were ongoing and actively operating on our service platform. As of December 31, 2011, 69 of these clients had entered into at least two service agreements with us, representing approximately 84.7% of our total service agreements.

As an industry-leading provider of one-stop solutions for new drug development in China, we believe that we are well positioned to capitalize on the fast growing research and development spending and support from the Chinese government for new drug development. Currently, we have strategically located our operations in five national life science parks in China. Due to our in-depth industry understanding, technical know-how in relation to new drug development management and our extensive network with new drug development companies, we were able to secure long-term lease agreements, generally ranging from five to ten years, from the management committees of these life science parks or

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their delegated entities to use and operate the public service facilities located there to expand our business. We believe that our strategic positions in and the close relationships with these life science parks allow us to enhance our project management capacity and efficiency by integrating and utilizing various resources, such as facilities and funding opportunities provided to drug development projects by the life science parks and their affiliates, maintain and further expand our client base, and access a large volume of high-quality new drug development projects.

We have been actively establishing strategic cooperation with overseas pharmaceutical companies and research institutes in order to access new drug development projects from overseas markets that target to commercialize in China. We also actively develop strategic cooperation with overseas pharmaceutical companies and contract research organizations to facilitate clinical trials, registration and commercialization in overseas markets for new drug candidates from China, with an aim to help our clients maximize the value of such drug candidates in multiple overseas markets.

Our business has experienced fast growth in the past two years. Our clients grew significantly from 50 as of December 31, 2009 to 76 as of December 31, 2010 and further to 119 as of December 31, 2011, while the number of the service agreements that we entered into increased from 95 to 159 and further to 327 over the same period. Since our inception in 2001, we had assisted our clients in submitting 33 IND applications and one NDA application to the SFDA, among which 24 IND approvals were successfully obtained as of the date of this prospectus.

Our net revenues increased from US$10.3 million in 2009 to US$30.4 million in 2010 and amounted to US$23.6 million for the first six months of 2011. We incurred net losses of US$8.1 million and US$0.8 million in 2009 and 2010, respectively. We recorded net income of US$0.4 million in the first six months of 2011. Adjusted EBITDA was US$1.8 million for the year ended December 31, 2010, compared to an Adjusted EBITDA loss of US$2.9 million for the year ended December 31, 2009. Adjusted EBITDA was US$1.2 million for the first six months of 2011, compared to an Adjusted EBITDA loss of US$2.5 million for the same period in 2010. For an explanation of Adjusted EBITDA, see Note (1) to the table in “Selected Consolidated Financial Data.”

OUR STRENGTHS

We believe that the following strengths differentiate us from our competitors and have contributed to our growth:

Integrated Service Platform

The key to our success is our established integrated service platform for one-stop new drug development process solutions, which differentiates us from traditional contract research companies. Aiming at efficient drug development and the successful IND and NDA submissions to the SFDA for our clients, our comprehensive solutions can be tailored for clients that are at different stages of the new drug development process. Our integrated service platform enables us to assist our clients in navigating through the new drug development and regulatory submission process in China in an efficient and cost-effective manner. Through our value-added financing solutions, our clients obtain opportunities to access additional funding and enhance the potential commercial value of drug candidates by speeding up the development process.

By seamlessly combining our in-house expertise with high-quality third-party service suppliers, we are able to provide comprehensive and one-stop solutions for new drug development for our clients on our integrated service platform. We coordinate with our clients and third-party service suppliers to design the pre-clinical or clinical study protocols, establish and verify the quality standards, as well as monitor and

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control the entire development process, all in strict compliance with the relevant requirements of the SFDA. In particular, we assist clients in technical writing and prepare the pre-clinical or clinical data packages for the regulatory submissions for IND and NDA applications to the SFDA.

Our strong capability to organize and manage a broad group of high-quality service providers is another key element of our business model. We carefully select third-party service suppliers on the basis of their expertise, capacity, qualifications, service quality and reputation. As of December 31, 2011, we engaged approximately 99 high-quality third-party service suppliers, including SFDA-certified safety evaluation centers and hospitals, medical institutes and specialized contract research companies, to provide relevant clinical trial services. Due to the well-established network and relationships that we have built up with these third-party service suppliers, we are able to procure reliable services on relatively favorable terms, which attracts an increasing number of high-quality drug development projects to our integrated service platform. Having a large number of high-quality drug development projects, in turn, attracts capable third-party service suppliers to provide services to us.

Leveraging our integrated service platform, we have accumulated a large number of drug candidates in our pipeline, which diversifies our risks and reduces our reliance on any particular drug development project. As we are operating on a service fee based model, except for one project in our pipeline that is owned by an affiliate of ours, we do not hold any direct or indirect interests in any other projects in our pipeline or in any of the project developers, nor do we receive any consideration other than service fees, such as minority interests in our projects. Furthermore, under the service agreements we entered into with our clients, our service fees are not based upon the final regulatory approval or the successful development and commercialization of drug products, which minimizes our exposure to the uncertainties relating to regulatory procedures and the complexity relating to the progress of drug research.

Large, Diversified and Loyal Client Base

We have established a large, diversified and loyal client base, with a variety of projects at different stages of the development process. As of December 31, 2011, we had a total of 327 service agreements in our projects pipeline, with a total contract value of RMB2,436 million (US$377 million). Of these service agreements approximately 29.7% were chemical drugs, 29.4% were biological drugs, 24.8% were medical devices and diagnostic reagents, and others were traditional Chinese herbal drugs. In addition, among these 327 service agreements, approximately 56.3% were at the pre-clinical stage, approximately 4.6% were at the clinical stage, and approximately 10.4% were at the Phase 0 clinical trial stage. As of December 31, 2011, 69 of our clients had entered into at least two service agreements with us, representing approximately 84.7% of our total service agreements. Since our inception in 2001, we had assisted our clients in submitting 33 IND applications and one NDA application to the SFDA, among which 24 IND approvals were successfully obtained as of the date of this prospectus.

Our client base has been built up through multiple channels, including locating our operations in leading national life science parks and entering into long-term leases to use and operate the public service facilities in these parks, co-organizing and attending high-level conferences and trade fairs initiated by local or central governments and our strategic cooperation with overseas pharmaceutical companies. We believe that our strategic positions in and the close relationships with the life science parks enable us to maintain and further expand our client base and access a large volume of high-quality new drug development projects.

We believe that our innovative value-added financing solutions provide our clients with opportunities to access additional funding at various stages along their drug development process. Our deep understanding of the regulatory schemes in China enables us to identify the research areas that are the

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funding focus of the government grants and private investment. Our familiarity with the granting criteria of life science parks and relevant funding granting authorities also helps our clients increase their success rate in applying for and obtaining funding from the life science parks, central and local governments. Moreover, we co-organize and attend national level life science-related conferences and trade fairs on a regular basis, during which we actively promote the drug development projects of our clients to potential private investors such as venture capital or private equity funds.

As of the date of this prospectus, our clients applied for and successfully obtained funding in a total amount of approximately RMB154.1 million (US$23.8 million) from central and local governments for 107 projects, either with our assistance or jointly applied with us.

We have been actively seeking opportunities to establish strategic cooperation with overseas pharmaceutical companies, research institutes, universities and other governmental organizations in order to access drug development clients and projects from overseas markets. We expect such cooperation to further expand our client base and establish a solid pipeline of overseas drug development projects for us.

Proven Drug Development Management Expertise

By leveraging our accumulated experience in delivering drug development service, we have independently formulated good research and development practices, or GRDP. We break down the comprehensive processes of the new drug development chain, from certain laboratory research and the SFDA’s IND applications to clinical trial management and the SFDA’s NDA applications, into multiple standard modules which are described in extensive manuals. We update the manuals regularly to ensure compliance with regulatory developments and continuous roll-out of best practices throughout our operations. We believe our standardized practices have significantly contributed to our rapid expansion into different geographic markets. Our standardized and modularized practices also enable us to enhance our throughput and service quality, improve our efficiency, shorten process time and reduce costs and errors.

As a result, we had successfully and rapidly expanded our operations from one in 2007 to five national life science parks as of the date of this prospectus. We are able to rely on a relatively small team to manage the research and development of a large number of projects at the same time. As of December 31, 2011, we had established a project management team of 345 employees, consisting of 54 project managers and 291 project assistants who actively manage 284 projects. A majority of our project management team members are responsible for monitoring progress, controlling quality for each active project and coordinating with the third-party service suppliers, while the remaining are mainly responsible for marketing and sales. We had 327 service agreements as of December 31, 2011, among which we actively provide service under 309 agreements.

Experienced Management Team with Proven Execution Capability and Operational Expertise

We have an experienced management team that has successfully managed the development of new drugs in China. Mr. Jun Ren, our founder and chief executive officer, has approximately 20 years of engineering and managerial experience in new drug research and development. His extensive industry experience and knowledge of commercialization of new drugs have significantly contributed to the shaping of our business model and our rapid growth. In addition, we have five senior management team members who each possesses over 15 years of new drug development experience. By leveraging their expertise, our management team is able to identify and select drug candidates with significant market potential from our client pool. We also have a highly efficient project management team who has

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extensive drug development background and comprehensive skills to supervise and manage the progress of the new drug development projects on our integrated service platform. We currently have 33 project managers and 197 project assistants and all of them have a bachelor’s degree, among whom 22.6% have a master’s degree and 3.4% have a Ph.D. degree. Our chief financial officer, Caidy Di Cai, was an audit manager of Ernst & Young Hua Ming with substantial experience in auditing Chinese and international enterprises in accordance with the financial reporting requirements under PRC GAAP, U.S. GAAP and International Financial Reporting Standards. She has specifically focused on U.S. GAAP and the SEC’s reporting requirements since 2006.

OUR STRATEGIES

We seek to further increase our market share and enhance our brand recognition as a provider of one-stop solutions for new drug development in China through pursuing the following strategies:

Strategically Expand Our Presence in Selected Life Science Parks

We plan to strengthen our operations in selected life science parks across China to take advantage of support and incentives provided by those parks and to further expand our client base and increase our market share. As of the date of this prospectus, due to our in-depth industry understanding, technical know-how in relation to new drug development management and our large, diversified and loyal client base, we were able to enter into long-term leases to use and operate the public service facilities in five life science parks in China. We made significant rental payments and prepayments for such leases at the request of the relevant landlords and do not participate in the site selection or construction of the life science parks. We primarily provide drug development services and, upon request, we will also provide certain consulting and training services to our clients, which include certain pharmaceutical companies and research institutes located in the parks, and collect service fees from the clients. We do not provide other services either to our clients or other pharmaceutical companies and research institutes located in the parks.

We plan to leverage such experience and strategically expand into life science parks located in other regions of China, such as Guangzhou, Chengdu and Xiamen. We select life science parks by taking into considerations of various factors, including their reputation in China’s pharmaceutical market, the specific research and development areas they focus on, the potential and quality of the regional market, and the compatibility of the resources provided by them with our current operations and their future development plans. We believe that this expansion strategy will enable us to further increase our service capacity by integrating additional public resources provided by the parks with our operations. Furthermore, we expect that our enhanced cooperation with the parks will provide us with access to a large potential client base. We also plan to leverage our established technical know-how and continue to assist clients located in these life science parks to obtain funding from local governments or from those parks, which we believe will help us attract more potential clients within such parks.

Expand Our Service Offerings and Enhance Our Service Capabilities

We intend to expand the scope of our services to strengthen our integrated service platform and meet our clients’ evolving service needs. We intend to expand our service offerings to include post-approval services and further enhance our in-house capability for pilot-scale manufacturing. We plan to offer post-approval services, such as Phase IV clinical trials, for our pharmaceutical clients. Phase IV clinical trials

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are specifically supported by the Chinese government’s 12th five-year plan (2011-2015) as a national strategy to ensure the safety of long-term use of the new drugs. We plan to establish two entities in Zhangjiang, Shanghai and Wuhan to exclusively provide services for Phase IV clinical trials. In the meantime, in order to enhance our in-house service capability, we plan to convert a GMP-standard facility in Zhangjiang, Shanghai into a facility complying with the higher-standard current good manufacturing practices, or cGMP, and expect to lease additional facilities in the national life science parks in Taizhou and Wuhan for pilot-scale manufacturing. We expect such further expansion of our service offerings will increase the demands for our services and advance our competitiveness.

Further Strengthen International Project Collaborations

The past decade has witnessed an increasing number of international pharmaceutical companies, research institutes and governmental organizations outsourcing their drug research and development projects to China. By providing one-stop solutions services for new drug development, we believe that we are well-positioned to benefit from this increasing outsourcing trend. One of our long-term development goals is to establish a China-based integrated service platform facilitating and accelerating the collaboration between domestic and international pharmaceutical companies and contract research organizations.

We will continue to actively seek collaborative opportunities with overseas pharmaceutical companies and research institutes in order to access drug development projects from overseas markets which target to commercialize in China. We expect such cooperation to establish a solid pipeline of overseas drug development projects for us. Leveraging our technical and regulatory expertise, we expect to provide drug development services for international pharmaceutical companies and research institutes for their drug development and commercialization in China. Meanwhile, we will take advantage of our established strategic relationships with international partners to facilitate clinical trials, registration and commercialization in overseas markets for new drug candidates from China, with an aim to help our clients maximize the value of such drug candidates in multiple overseas markets. Furthermore, we will continue to attend international life science conferences in order to increase our brand visibility in the international drug development markets and attract overseas clients with promising drug development projects to our integrated service platform.

Further Improve Operational Efficiency

We believe that further improving our operational efficiency is critical to the continuous expansion of our business and our future growth. We will closely monitor our operational efficiency through different aspects, including but not limited to our working capital condition, turnover time of our accounts receivable and outsourcing activities and fees. For example, we plan to continuously assess the fee level and quality of our outsourcing suppliers to identify services that are no longer cost-effective and seek to replace such suppliers.

In addition, we target to improve our operational efficiency by closely monitoring and analyzing our operational efficiency matrics. We aim to identify the aspects of our business operation processes that can be further optimized. For example, we are developing a centralized online system that collects, stores, reports and analyzes research data and documentation in order to closely monitor and analyze our capacity and project management capability. Our centralized online system, together with our GRDP, will allow us to improve the coordination of our projects across our facilities and further reduce errors, costs and process time.

We will also focus on improving operational efficiency by taking advantage of economies of scale and exploring expansion and growth opportunities. Our ability to continue to grow and expand our business

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largely depends on our continued ability to attract, hire, train and retain qualified project managers to manage our drug development projects and communicate with our clients and third-party service suppliers. We plan to enhance our recruitment by focusing on international and domestic candidates with proven project management skills and also plan to further expand our cooperation with colleges and universities. To attract and retain experienced project managers and assistants, we plan to continue to offer them competitive compensation and incentive packages.

Selectively Pursue Opportunities for Strategic Investments, Acquisitions and Alliances

We intend to selectively enter into strategic partnerships or joint ventures or make strategic investments or acquisitions to take advantage of the fragmented nature and rapid growth of the drug development services industry in China. We seek to acquire advanced technologies, capabilities and suitable businesses that complement our existing services or expansion strategies. We plan to establish international partnerships for advanced technologies and higher industrial standards, to tap into global markets and to acquire more promising drug candidates. In particular, we intend to focus our efforts on opportunities that will enable us to increase our in-house service capacity, enhance the quality of our service offerings or expand our client base. In addition, our access to a large number of drug candidates at their early stage allows us to identify projects with higher market potentials for which we may seek for future investment or collaboration opportunities.

OUR BUSINESS MODEL

We provide our clients with a comprehensive suite of services for new drug development, including pre-clinical development services, Phase 0 clinical trial and related application services, clinical development services and pilot-scale manufacturing, aiming at the efficient drug development and successful IND and NDA submissions to the SFDA for our clients. We also provide MDR services to assist our clients in regulatory submissions to the SFDA of registration certificate applications for medical devices and diagnostic reagents. We organize various resources and deliver one-stop solutions for new drug development on our integrated service platform. By leveraging our in-depth industry knowledge and expertise, we help our clients navigate through the drug development and regulatory submission processes in an efficient and cost-effective manner. Our integrated service platform is supplemented by our value-added financing solutions, which provide our clients with opportunities to access additional funding for their drug development projects, enhance the probability of the successful development or commercialization of drug development projects and improve their cash flows and payment ability, which in turn, supports the long-term growth of our business. We believe that the broad scope of our services allows us to help our clients rapidly assess the viability of a growing number of new drugs and accelerate development of the most promising drugs. We believe our integrated service platform form a virtuous cycle that lays a solid foundation for our sustainable business growth.

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OUR SERVICES

Drug Development Services

We have established a leading China-based integrated platform delivering one-stop solutions for new drug development. Our services mainly cover pre-clinical development services, Phase 0 clinical trial and related application services, clinical development services, assistance in technical writing, preparation of regulatory submission of IND and NDA applications to the SFDA and pilot-scale manufacturing. We intend to further expand our service offerings and provide post-approval services in the near future. The following diagram illustrates the general drug research and development process and the major components of our services along the drug development chain:

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Pre-Clinical Development Services.    We provide pre-clinical development services which focus on early-stage pharmaceutical development and laboratory studies, mainly designed to produce the data required to identify, quantify and evaluate the biological activity and safety of drug candidates. We, through our in-house service capacity and third-party service suppliers, provide general pharmaceutical researches, including research data and process validation, pharmaceutical quality standard establishment and evaluation, stability research and analysis and sample purification and amplification. We also provide pharmacology and toxicology researches, primarily through qualified third-party service suppliers, including pharmacodynamic tests, pharmacokinetic tests and safety evaluation. We outsource researches that are required by the SFDA to be completed by entities with specific qualification, or under circumstances where it is more efficient and cost-effective to have third-party service suppliers to conduct the researches. We also manufacture drug samples to be used at pre-clinical stage on a pilot-scale at our GMP-standard facility in Shanghai. See “—Pilot-scale Manufacturing Services.” Our pre-clinical development services primarily target the IND applications. We lead the design and execution of the pre-clinical protocol, establish and control quality standards of each in-house and outsourced service, collect and verify research data, and organize application materials for the IND applications.

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Phase 0 Clinical Trial and Related Application Services.    We provide pharmacology and toxicology researches for Phase 0 studies and organize materials for Phase 0 applications. Phase 0 clinical trials are also known as human microdosing studies and are designed to speed up the development of

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promising drug candidates by establishing at an early stage whether the drug behaves in human subjects as was expected from pre-clinical studies. The objective of a Phase 0 clinical trial is to establish at an early stage whether further clinical development may proceed before large numbers of patients have been accrued and exposed to potential drug-associated toxicity. The results of Phase 0 clinical trials will also facilitate our clients’ IND applications.

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Clinical Development Services.    We provide clinical development services which focus on clinical trial management, mainly designed to determine the safety and efficacy of drug candidates on humans. Subject to relevant regulations, we engage qualified medical institutions with adequate expertise and reputation to conduct Phase I, Phase II and Phase III clinical trials. Based on the clients’ requirements for each particular project, we work closely with medical institutions to design clinical study protocols and case report forms, recommend leading and participating institutions, monitor the execution of study protocols, organize relevant conferences and meetings, collect trial data and update our clients on the trial progress regularly. We engage medical institutions to prepare and release clinical study reports which constitute a part of the NDA submission package to the SFDA. We also conduct pilot-scale manufacturing for the drug samples to be used in the clinical trials and for SFDA submission purposes, at our own GMP-standard facility in Shanghai. See “—Pilot-scale Manufacturing Services.”

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Regulatory Submission of IND and NDA Applications.    We believe one of our unique strengths in providing integrated services is our capability of efficiently driving and managing the SFDA’s IND and NDA submission processes. To assist our clients in obtaining IND and NDA approvals from the SFDA, we organize various resources along the development process, assist our clients in technical writing and prepare the pre-clinical or clinical data packages for the IND and NDA submissions, all in compliance with the relevant requirements of the SFDA. We also handle other regulatory filings and liaise with the SFDA to address issues or potential concerns in the review process. Due to our close and active involvement throughout the pre-clinical and clinical trials and based on the technical expertise we have accumulated, we are able to detect defects of study protocols in a timely manner, to collect and organize the feedback along the study process and to prepare the application materials based on accurate trial data, which in the whole enhances the efficiency and shortens the time of the SFDA’s IND and NDA submission process in a cost-effective manner.

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Pilot-scale Manufacturing Services.    We provide in-house pilot-scale manufacturing services to produce drug samples, in limited quantities and GMP-standard purities required for our pre-clinical and clinical projects. In circumstances where drug samples are required to be produced in such specific quantity or quality that it is more efficient and cost-effective to have the third-party service suppliers to manufacture, we outsource such manufacturing to qualified third-party entities. We plan to convert a GMP-standard facility to a cGMP-standard facility in Zhangjiang, Shanghai. We also plan to lease additional facilities in the national life science parks in Taizhou and Wuhan for pilot-scale manufacturing services. The facilities in Wuhan and Taizhou are under construction and will comply with all GMP requirements. We plan to apply for the GMP certification from the SFDA for these facilities in Wuhan and Taizhou.

MDR Services

We also provide MDR services to assist our clients in regulatory submissions to the SFDA of registration certificate applications for medical devices and diagnostic reagents. Leveraging our expertise on the SFDA’s regulatory requirements, our comprehensive know-how and well-established network with third-party service suppliers, we provide such services as raw material studies and selection, sample manufacturing and quality testing, establishing quality control system, technical writing and preparation of the application package to the SFDA for registration certificates for medical devices and diagnostic reagents.

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Project Management

Depending on the nature and difficulty of each project, we generally assign at least one project manager or one project assistant who is responsible for monitoring and controlling the quality and progress of each step along the development process designed for such project. As of December 31, 2011, we had established a project management team of 345 employees, consisting of 54 project managers and 291 project assistants, among whom 21.7% have a master’s degree and 3.2% have a PhD. A majority of our project management team are responsible for monitoring progress, controlling quality for each active project and coordinating with the third-party service suppliers, while the remaining team are mainly responsible for marketing and sales.

We interact with our clients on a regular basis and update them on the progress of their projects, collect their feedback and ensure that our services are delivered in an accurate and efficient manner. To help our clients monitor their projects, we usually provide our clients with written reports on a quarterly basis with respect to the progress we have made and the milestones we have accomplished during the previous quarter.

Our proprietary GRDP, which we have developed in-house by leveraging our expertise in delivering drug development services, provides modularized and highly standardized management and operating guidelines and procedures. In managing our clients’ drug development projects, we seek to strictly adhere to these guidelines and procedures throughout our day-to-day operations. We believe that our GRDP not only increases our economies of scale by increasing throughput and improving service quality and efficiency, but also shortens process times and reduces cost and errors. Our GRDP provides standard guidelines for our staff training and operation, which we believe reduces the reliance on any particular research and development personnel. It also enables us to replicate our operations efficiently as we expand into new geographic locations and scale our business rapidly and efficiently.

To further streamline project management, we are in the process of establishing an internal online data system. We expect such system to centralize our project and client database and enhance the efficiency in the collection, monitoring, storage and reporting of all research data and project progress, and improve the coordination of our projects across our facilities and departments and further reduce errors, costs and process times.

Third-party Service Suppliers

We organize various resources along the drug development process, ensuring the quality and regulatory compliance of each service module, either performed in-house or by third-party service suppliers. Depending on the feature and requirements of the drug development projects, we regularly engage third-party service suppliers to provide certain outsourcing services that require specific expertise or qualification. For example, we engage reputable research institutions to conduct certain pharmacodynamics studies, pharmacokinetics studies, toxicology and safety evaluations at the pre-clinical stage, and engage qualified clinical trial centers to conduct Phase I to Phase III studies for clinical trials. In addition, under circumstances where the quantity and quality of drug samples to be used in our pre-clinical and clinical development process are beyond our manufacturing capacity, we outsource such manufacturing to qualified entities. Our outsourced services typically require special certifications or substantial capital investments that cannot be provided by us in-house cost-effectively.

We select third-party service suppliers primarily based on their technical expertise, research capability and capacity, service quality and compatibility with our in-house resources. As of December 31, 2011, we had closely worked with 99 third-party service suppliers, including SFDA-certified safety evaluation

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centers and hospitals, medical institutions and specialized contract research companies throughout China. We coordinate with our clients and these third-party service suppliers to design pre-clinical and clinical study protocols and regularly interact with them in order to obtain accurate and valid data to update our clients. We also monitor the execution of the study protocols. Subject to the PRC regulations, these third-party service suppliers are required to prepare and release the reports which constitute a part of the IND and NDA submission packages to the SFDA. We are not dependent on any one or a few of our service suppliers for our service provisions and we expect to further diversify our supplier base.

We have entered into strategic framework agreements with our third-party service suppliers, under which those third parties generally agreed to provide us with preferential terms such as favorable service fees, priority in scheduling and the availability of test resources. As of December 31, 2011, we had 66 strategic framework agreements with our third-party service suppliers. In order to promote our brand recognition, we also selectively collaborate with medical institutes and specialized research units associated with renowned universities and colleges to establish various technology platforms. These platforms help expand our capabilities and enhance our service offerings and quality.

VALUE-ADDED FINANCING SOLUTIONS

One unique feature of our integrated service platform is our value-added financing solution services that assist our clients obtaining funding at various stages along their drug development process. We believe our value-added financing solutions differentiate us from other service providers in the new drug development services area. We help our clients obtain financings from both governments and private sources to support their drug research and development. We also assist clients with potentially marketable drug candidates in obtaining capital investment for drug manufacturing and marketing. Such services improve the value of drug candidate of our clients and enhances their payment ability, which in turn sustains our long-term growth.

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Cooperation with clients to finance drug research and development from government grants.    Leveraging our in-depth understanding of the pharmaceutical industry and relevant regulatory scheme, and our familiarity with the criteria and preference of relevant government authorities granting research and development funds, we are well positioned to assist our clients to prepare documentations for application for government research funds. In addition, through our operations in major national life science parks, we have accumulated extensive knowledge of preferential policies and tax treatments or other incentives provided to companies located in those life science parks. As a result, we are able to present opportunities to our clients to obtain incentives or seed funds granted for particular categories of drug development projects by local governments or those life science parks.

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Assistance to clients in obtaining private investment.    We assist our clients with promising drug candidates in obtaining private capital investment by utilizing our established relationships with private investors, including venture capital and private equity funds. We co-organize trade fairs that our clients can attend to promote their drug candidates to potential investors. We also refer our clients to investors who are interested in specific types of drugs being developed by such clients.

Although we do not charge additional fees for our financing solution services, nor do we have any obligation to secure financing for our clients, we believe our financing solution services enhance the probability of the successful development and commercialization of our clients’ drug development projects as well as the improvement of our clients’ cash flows and payment ability, which in turn, supports the long-term growth of our business. Meanwhile, our proven track record and the large volume of high-quality drug development projects in our pipeline demonstrate our ability to screen

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promising drug candidates, which enhances the investors’ confidence in our clients’ projects, thus attracting more potential funding for our clients.

As of the date of this prospectus, our clients had applied for and successfully obtained funding in a total amount of approximately RMB154.1 million (US$23.8 million) from central and local governments for 107 projects, either with our assistance or jointly applied with us.

OUR PROJECTS AND CLIENTS

We provide comprehensive services primarily for new drug development projects at various stages. As of December 31, 2011, we had a total of 327 service agreements in our projects pipeline, among which we had actively provided services to 309 service agreements, representing 267 projects. Among the 327 service agreements, approximately 29.7% were chemical drugs, 29.4% were biological drugs, 24.8% were medical devices and diagnostic reagents, and others were traditional Chinese herbal drugs. In addition, among these 327 service agreements, approximately 56.3% were at the pre-clinical stage, approximately 4.6% were at the clinical stage, and approximately 10.4% were at the Phase 0 clinical trial stage. Since our inception in 2001, we had assisted our clients in submitting 33 IND applications and one NDA application to the SFDA, among which 24 IND approvals were successfully obtained as of the date of this prospectus.

Our robust pipeline diversifies our risks and reduces our reliance on any particular drug development project. As we are operating on a service fee based model, except for rhKGF-2, which is owned by an affiliate of ours, we do not hold any direct or indirect interests in any other projects in our pipeline or in any of the project developers, nor do we receive any consideration other than service fees, such as minority interests in our projects. Furthermore, under the service agreements we entered into with our clients, our service fees are not based upon the final regulatory approval or the successful development and commercialization of drug products, which minimizes our exposure to the uncertainties relating to regulatory procedures and the complexity relating to the progress of drug research.

Currently our clients are primarily drug discovery companies. In general, our clients have completed drug discovery process and possessed exploratory research results or drug patents, but are seeking for additional technical, capital and human resources to complete the regulatory submissions and to further develop and commercialize their drug development projects. Most of our clients have received, or are in the process of applying for, certain government funding for the initial stage of new drug development. As of December 31, 2011, 69 of our clients had entered into at least two service agreements with us, representing approximately 84.7% of total service agreements. In addition, we enter into framework agreements with clients that cover multiple drug development projects.

We carefully screen clients by evaluating their drug candidates based on various factors, including the quality of the drug candidates, expertise of the client and the current funding the drug project has obtained. Such screening helps to sustain the long-term growth of our business and reduce our reliance on any particular client or drug development project.

For the year of 2009, our largest client, Taizhou Huasheng, contributed US$5.7 million which accounted for 55.3% of our net revenues as a result of a one-time payment of services fees upon termination of several contractual arrangement with this client. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.” Except for Taizhou Huasheng, the remainder of our top five clients accounted for approximately 32.1% of our net revenues in 2009. For the year of 2010, Zhejiang Grostre, who had multiple service agreements with us, contributed US$5.6 million, or 18.5%, of our net revenues. For the year of 2010, our top five clients, including Zhejiang Crostre, accounted for approximately 39.5% of our net revenues. There was no single client who contributed over 10.0% of our net revenues for the six months ended June 30, 2011. Among the accumulated 327 service agreements we had as of December 31, 2011, 205 service agreements were from domestic clients, comparing with 122 agreements either from overseas clients or with respect to overseas

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projects. We expect the number of overseas clients will continue to increase as we actively seek for collaborations with overseas pharmaceutical companies and contract research organizations.

In addition to the direct collection from our clients, since January 2011, we started the practice of entering into three-party payment arrangements with certain of our clients and their investors who invest either in the clients or in such clients’ drug development projects. Under these payment arrangements, the investors agreed to make installment payments for service fees directly to us on behalf of the clients to settle such investor’s committed investments to such clients based on the progress of the drug development projects as periodically mutually confirmed by us and the clients. We believe that these payment arrangements help us ensure the collection of our service fees on the one hand, and help such investors monitor the use of their cash investments on the other. As of December 31, 2011, we had entered into 62 three-party payment arrangements with 43 clients with respect to 148 drug development projects. For the year ended December 31, 2011, we received service fees in the amount of approximately RMB187.0 million (US$28.9 million) directly from three investors under such three-party payment arrangements. We expect to continue to enter into such three-party payment arrangements for our drug development projects.

MARKETING AND BRAND PROMOTION

We build our client base through multiple channels. By strategically locating our operations in selected national life science parks, where we were able to enter into long-term leases to use and operate the public service facilities established and constructed by those parks under the lease agreements we have entered into with the management committees of the national life science parks or their delegated entities, we are able to benefit from the proximity to existing and potential clients, including pharmaceutical companies and research institutes who are attracted by those parks which offer various governmental incentives and preferential policies.

We also reach out to potential clients and promote our brand name through various biopharmaceutical conferences and trade fairs. We regularly co-organize and participate in national-level biopharmaceutical related conferences and trade fairs that are initiated or sponsored by central or local government in China, including the China National New & Special Drug Fair, China Bio-Industry Convention and International Conference for Bioeconomy, which provide us with significant exposure to a large number of potential clients with high-quality drug candidates, third-party service suppliers as well as venture capital and private equity funds. We are also invited to attend the Biotechnology Industry Organization’s annual international convention each year, which we believe further enhances our visibility in the global market. These events provide us with valuable opportunities to access the latest drug candidates being developed in China to further expand our extensive client base and improve our project database.

As of December 31, 2011, we had established a marketing team of 115 employees. We also expect to expand our sales and marketing force in the U.S. and Europe in the near future.

OVERSEAS BUSINESS PARTNERS

One of our long-term development goals is to establish a China-based integrated service platform facilitating and accelerating the collaboration between domestic and international pharmaceutical companies and contract research organizations. We have been actively exploring collaborative opportunities with overseas pharmaceutical companies and contract research organizations to bring their drug research and development projects and investments into China on one hand, and to help China’s new drug development projects to obtain regulatory approvals in select foreign regions and countries, such as the United States and Europe, on the other. We also expect to introduce and acquire advanced technologies and higher industrial standards through international collaborations.

In 2010, in order to take full advantage of the tremendous investments and supports from Chinese government and the advanced technologies in the United Kingdom, MOH of China and MRC Technology of U.K., the exclusive technology transfer agent for the U.K. Medical Research Council,

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jointly proposed a series of comprehensive cross-border collaboration transactions, also well known as the Dynasty Project, aiming at promoting dual-way communication and cooperation in pharmaceutical industries in the United Kingdom and China. To facilitate the achievement of such mission, a U.K. company, Dynasty Discovery Parks Limited, or Dynasty Discovery, was founded to ally with MRC Technology and other British pharmaceutical companies to seek cooperation with pharmaceutical companies and contract research organizations in China, including technology transfers and collaboration on research and marketing, as well as obtaining the SFDA approvals to launch new drugs in China. We were selected by Dynasty Discovery as its long-term strategic partner in China pursuant to which we will have priority to provide new drug development services for all the projects Dynasty Discovery brings to China. Under the collaboration arrangements, both parties expect to leverage respective experience and expertise in its own home countries to facilitate pharmaceutical research and development, manufacturing and commercialization activities. Under the collaboration arrangements, Dynasty Discovery, associated with prominent multinational pharmaceutical companies participating in the Dynasty Project, will constantly select and facilitate high-quality new drug development projects to utilize our services for new drug development and regulatory submissions in China. We expect to obtain a significant number of high-quality new drug development projects by leveraging our unique role in this Sino-UK pharmaceutical collaboration.

In October 2010, one of our current projects, rhKGF-2, which is owned by Urban Newsummit, an affiliate with a 34.09% equity interest owned by us, started its preparation for the FDA new drug registration process and expect to submit the application for FDA approval in the U.S. upon the completion of the clinical trial in the United States. In 2010, in order to facilitate the rhKGF-2’s FDA new drug registration process, Shanghai Newsummit Biopharma Co., Ltd. engaged PPD Development, LP, a contract research organization located in the United States, to provide consulting services for gap analysis, non-clinical chemistry manufacturing control, clinical trial and regulatory compliance for project rhKGF-2.

As of the date of this prospectus, we had entered into collaboration agreements with over 80 overseas pharmaceutical companies and research institutions or their affiliates in China primarily for various cooperative drug development projects. We expect to explore and deepen our relationships with additional international pharmaceutical companies and contract research organizations to further expand our client base and project pipeline.

INTELLECTUAL PROPERTY

As of the date of this prospectus, we had obtained five registered trademarks, including logos and Chinese characters relating to “Newsummit Biopharma” and one registered copyright in China. We believe protection of intellectual property as well as technology know-how and business secrets we have acquired is critical to our business operations and prospects. We entered into a confidentiality agreement with each of our executive officer, which provides that any intellectual property, technology know-how and business secret, including but not limited to financial and marketing information of our company, is not allowed to be copied, distributed or leaked to the public without our consent. According to the confidentiality provisions of the employment agreement, our employees are not allowed to obtain or offer our business secrets by illegal or inappropriate actions. In addition, upon the resignation, the employee is required to submit all business secrets in writing within his or her possession to us and shall not disclose the business secrets to any third party. Such confidentiality will remain effective within two years upon the termination of the employment agreement.

In addition, we are also required to protect the intellectual property owned by our clients or drug patent owners. Subject to the contractual arrangements, our clients or drug patent owners usually retain their

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ownership of all associated intellectual property, including intellectual property they originally provide to us and those arising from the services we provide. Furthermore, our service agreements provide that all intellectual property generated during a project is exclusively owned by the client for whom we provide services and we are not allowed to disclose such intellectual property to any third-party or to benefit from such intellectual property for any purposes beyond the particular service agreement. If we breach our confidentiality obligations required by laws and regulations or under the service agreements, we will be required to stop and ratify any illegal activities immediately and may be imposed fines and other administrative penalties, our clients may also terminate the service agreements and claim for any damages and losses incurred caused by our infringement on their intellectual property rights.

FACILITIES

Headquartered in Shanghai, we have located our operating subsidiaries in five primary facilities in China, including:

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Approximately an aggregate of 2,400 square meters in Zhangjiang Hi-Tech Park in Shanghai; we lease the facilities for a term of ten years and expect to renew upon its expiry in April 2019. We are currently improving the GMP-standard facility for our pilot-scale manufacturing in Shanghai.

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Approximately an aggregate of 20,900 square meters in Dalian Double-D Biopharmaceutical Industry Base in Liaoning province; we lease the facilities for a term of ten years under three lease agreements and expect to renew upon their expiry in June 2017, October 2020 and February 2021, respectively. We are coordinating relevant parties to establish a facility in compliance with all GMP requirements and expect to apply for the GMP certification with the SFDA upon completion. We expect to utilize such facility for our pilot-scale manufacturing services.

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Approximately an aggregate of 48,380 square meters in Taizhou National Medical Hi-Tech Development Zone in Jiangsu province; we lease the facilities for terms of five and ten years under four lease agreements and expect to renew upon their expiry in December 2013 and February 2019, respectively.

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Approximately 23,000 square meters in Wuhan National Bio-Industry Base in Hubei province; we lease the facility for a term of ten years and expect to renew upon its expiry in October 2019. We are coordinating relevant parties to establish a facility in compliance with all GMP requirements and expect to apply for the GMP certification with the SFDA upon completion. We expect to utilize such facility for our in-house laboratory studies and pilot-scale manufacturing services.

➢	Approximately 8,000 square meters in Shenyang Sishui Science Park in Shenyang, Liaoning Province; we lease the facility for a term of ten years and expect to renew upon its expiry in January 2021.

For certain facilities, multiple leases were entered into as a result of various intended uses of the facilities or separate property titles granted. We are obliged to make rental payments subject to the lease agreements. In exchange, the landlords, usually the management committees of the life science parks or their delegated entities, agree to provide us with laboratory equipment, infrastructure, ancillary systems and other facilities according to our quality requirements and specially designed for our drug development services. We are able to renew the lease agreements by serving a three-month to six-month prior notice. We are not allowed to terminate these agreements prior to their expiry unless the landlord agrees and accepts our three-month to six-month prior written notice. In this case, we are required to pay all outstanding rent and other expenses. The leases may be terminated under certain circumstances, such as force majeure or hardship to perform the agreements.

In addition to these five life science parks where we currently operate, we are in the process of expanding our operations to additional life science parks in China in order to tap into those regional markets,

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including Guangzhou, Chengdu and Xiamen. We expect to further implement our strategy to enter into long-term leases to use and operate their public service facilities by entering into lease agreements in those parks.

In addition, we also lease an aggregate of approximately 4,780 square meters for office spaces and dormitories in Shanghai, Taizhou and Wuhan. We lease all of our facilities from various landlords. These lease agreements generally have a term of two to ten years, subject to renewal by both parties, and we are obliged to make rental payments to landlords on a monthly or quarterly basis, as agreed under the lease agreements.

COMPETITION

The drug development services industries in China are rapidly evolving, but highly fragmented. According to ChinaBio, there were 238 contract research companies and contract manufacturing companies in China in 2009. Among these companies, only five companies including us provided a wide scope of services that cover pre-clinical development, clinical development, contract research and contract manufacturing. We ranked No. 1 among these five companies in terms of revenues in 2010, according to ChinaBio. Although we believe we do not face direct competition due to our comprehensive and integrated service offerings with a significant scale, we compete at various facets of our operations with contract research companies, contract manufacturing companies, as well as in-house research and development forces of pharmaceutical companies and the international new drug development service providers who seek market opportunities in China. For example, we compete with WuXi PharmaTech, Inc. and ShangPharma Corporation, each a China-based U.S. listed company, in basic medical related services in pre-clinical area; compete with Venturepharm Service CRO Group and Charles River Laboratories International Inc. in pharmaceutical related services in pre-clinical area; and compete with Beijing KendleWits Medical Consulting Co., Ltd., Quintiles Transnational Corp. and APEX China Co., Ltd. in the area of clinical services. As a result of the broad scope of our services, we believe we are better positioned to benefit from the increasing outsourcing trend of drug discovery and development from both multinational and domestic drug discovery companies than our competitors whose service scope is not as broad as ours.

We compete with our competitors primarily on the basis of the quality and scope of service offerings, the responsiveness and efficiency addressing clients’ demands and market trends, the proven track record of successful NDA and IND submissions to the SFDA, pricing and value-added financing solutions. Some of our competitors, such as WuXi PharmaTech, Inc. and ShangPharma Corporation, also seek to provide services across multiple service areas which may constitute direct competition with us. However, we believe we are well positioned in the competition due to our established relationships with national life science parks and local governments, in-depth understanding of industrial policies and practices, low-cost operation structure and the developed network with outsourcing third-party service suppliers.

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EMPLOYEES

As of December 31, 2009, 2010 and 2011, we had 203, 200 and 415 full-time employees, respectively. The following table sets forth the number of our employees by various functional departments as of December 31, 2011:

Functions	Number of Employees	%
Drug development management	230	55.4
Marketing and sales	115	27.7
Management, finance and administrative	70	16.9

Total	415	100.0

We also engage part-time industrial experts to provide advisory and consulting services from time to time and we reimburse them the expenses and costs they incur in relation to the services they provide to us.

We pay base salaries to all of our employees, with additional bonus to individuals for their exceptional performance. We are required by PRC laws and regulations to contribute towards various government sponsored employee benefit plans, including housing, pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. Our contributions are made based on certain percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government where we operate our businesses from time to time.

A labor union for our employees has been established to represent employees with respect to labor disputes and other employee matters. The labor union does not represent employees for the purpose of collective bargaining and our employees are not covered by any collective bargaining agreement.

ENVIRONMENTAL PROTECTION AND HEALTH AND SAFETY

We are currently in compliance with all national, provincial and local regulations governing the use, manufacture, handling, storage and disposal of hazardous materials. Any failure by us to control the use of, restrict adequately the discharge of, or protect our employees from hazardous substances could subject us to significant monetary damages and fines. We require our employees to follow detailed safety procedures in using laboratory equipment, operating facilities and handling chemical and biological materials in compliance with applicable laws and regulations. We have completed all environmental assessment and other procedures and obtained all approvals that we are required to obtain under the applicable safety and health laws for all of our facilities or projects. Historically, we have never been subject to any regulatory actions or fines due to failure to comply the relevant safety, health or environment protection laws and regulations. However, if the relevant government authorities in China determine that we are not in compliance with applicable laws and regulations, we may be required to rectify non-compliance within a specified period of time frame, pay fines or damages to third parties or suspend our operations. See “Risk Factors—Risks Relating to Our Company and Industry—The pharmaceutical industry is highly regulated. Any failure to comply with applicable regulations or industry standards or any failure to obtain requisite licenses and permits could harm our reputation and materially and adversely affect our business, financial condition, results of operations and prospects.”

INSURANCE

We do not maintain business disruption insurance or key man life insurance. We do not have general liability or product liability insurance covering our whole business or all of our products and services. However, significant uninsured damage to any of our facilities or other assets, may have a material and

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adverse effect on us. See “Risk Factors—Risks Relating to Our Company and Industry—We do not maintain insurance coverage for our operations and any damages resulting from product liability, health and safety liability, business liability or disruption, property damage or litigation might result in substantial costs to us.”

LEGAL PROCEEDINGS

We may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of our business.

A third party initiated a dispute resolution proceeding against us in 2007 in connection with a dispute arising between us and the third party. This third party obtained a final award in its favor in December 2009. In July 2010, we entered into a deed with this third party for the settlement. Under the deed of settlement, we agreed to pay this third party an aggregate of US$18.0 million in two installments. The first installment of US$11.0 million was paid in July 2010 and the second installment of US$7.0 million plus US$0.5 million of accrued interest was paid in June 2011.

Regulation

REGULATION OF THE PHARMACEUTICAL RESEARCH INDUSTRY IN CHINA

We operate in a legal environment where there is little formalized regulation over a number of our activities. The following laws, regulations and regulatory authorities are relevant to our business:

State Food and Drug Administration

In the PRC, the SFDA is the authority that monitors and supervises the administration of pharmaceutical products and medical appliances and equipment as well as food, health food and cosmetics. The primary responsibilities of the SFDA include:

➢	monitoring and supervising the administration of pharmaceutical products, medical appliances and equipment as well as food, health food and cosmetics in the PRC;

➢	formulating administrative rules and policies concerning the supervision and administration of food, health food, cosmetics and the pharmaceutical industry;

➢	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;

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approving and issuing permits for the manufacture and export/import of pharmaceutical products and medical appliances and equipment and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products;

➢	examining and evaluating the safety of food, health food and cosmetics and handling significant accidents involving these products;

➢	formulating and perfecting admittance system for qualification of medical practitioners, and monitoring and supervising registration of medical practitioners;

➢	launching international exchange and cooperation in connection with administration and supervision of food and drug; and

➢	undertaking other tasks assigned by the State Council and MOH.

PRC Drug Administration Law and Implementation Rules

The PRC Drug Administration Law, which was promulgated by the Standing Committee of the National People’s Congress in 1984 and revised in December 2001, were formulated to strengthening the supervision and administration of pharmaceutical products, and to ensure the quality and safety of pharmaceutical products for human use. The PRC Drug Administration Law applies to entities and individuals engaged in the development, production, trade, application, supervision and administration of pharmaceutical products. It regulates and prescribes a framework for the administration of pharmaceutical manufacturers, pharmaceutical trading companies, medical preparations of medical institutions and the development, research, manufacturing, distribution, packaging, pricing and advertisement of pharmaceutical products. The PRC Drug Administration Law requires that the new drug developers shall submit the documents and samples related to the development process, quality specifications, results of pharmacological and toxicological test and other documents as required by the SFDA and the new drug discovery companies shall not be permitted to do the clinical trial without obtaining the clinical trial approval. When a new drug has completed the clinical trials and obtain the approval, a new drug certificate will be issued upon approval by the SFDA. In addition, the institutions for non-clinical safety evaluation and study and clinical study institutions shall respectively implement

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the Good Laboratory Practice for Non-Clinical Laboratory Studies, or GLP, and Good Clinical Practice, or GCP. The GLP and GCP shall be formulated by the department designated by the State Council.

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The Implementation Rules of the PRC Drug Administration Law promulgated by the State Council took effect in September 2002 to provide detailed implementing regulations for the revised PRC Drug Administration Law.

Animal Test Permit and Other Related Regulatory Requirements

According to the Administrative Measures on Certificate for Animal Experimentation (Trial) which was promulgated by the MOST and took effect on January 1, 2002, it is mandatory to obtain a Certificate for Use of Laboratory Animals to carry out animal experimentation. Applicants must satisfy the conditions as follows: (1) laboratory animals must be qualified and from entities that have Certificates for Production of Laboratory Animals; (2) environment and facilities for laboratory animals’ living and propagating must meet state requirements; (3) laboratory animals’ feed must meet state requirements; (4) workers feeding or experimenting on laboratory animals must have received professional training; (5) management systems must be effective and efficient; and (6) other requirements as stipulated by PRC laws and regulations. The holder of the Certificate for Use of Laboratory Animals shall enter the agreement when accepting the engagement of animal experiment from other enterprises, the copy of license shall be used together with the agreement to improve the legality of the results of the experiment.

Regulatory Requirement on Drug Research Institutions

According to applicable PRC laws and regulations, it is mandatory for an institution, which is engaged in research for the purpose of applying for clinical experiment, production and distribution of drugs, to file and register with SFDA and its local counterpart. To make such filing and registration, the applicant should meet the following conditions, including having (i) legal person status and proper organizational structure; (ii) professionals qualified for conducting the relevant researches and the responsible person of a certain field holding bachelor or above degree; (iii) the facilities and equipment that are appropriate for the research in relevant field; (iv) site that is appropriate for the research in relevant field; (v) in case of a medical institution, it shall have more than 500 beds.

Good Clinical Practice

In accordance with Measures for the Administration of Good Clinical Practice, Good Clinical Practice monitors the overall process of drug clinical laboratory studies including project design, organization and implementation, supervising, inspecting, recording, analysis conclusion and report. Moreover, GCP requires the studies which is applied upon human beings shall observe Declaration of Helsinki and hold the principle of justice, respecting human dignity, favoring and holding harmless against the testees to the full extent.

Good Laboratory Practice

According to Measures for Administration of Non-Clinical Laboratory Studies and Measures for Administration of Good Laboratory Practice for Non-Clinical Laboratory Studies, it is mandatory for a research institution, which is engaged in non-clinical safety study of drugs, to obtain Certificate of Good Laboratory Practice. To apply for Good Laboratory Practice, the applicant should satisfy various conditions in the aspects of organization and management system, professionals, experimental devices, facilities and equipment, operation and monitoring of the experiment project.

Regulation

Safety, Health and Environmental Matters

Our operations and properties are subject to extensive environmental protection and health and safety laws and regulations. These laws and regulations govern, among other things, the generation, storage, handling, use and transportation of hazardous materials and the handling and disposal of hazardous and biohazardous waste generated at our facilities.

These laws and regulations generally impose liability regardless of the negligence or fault of a responsible party, unless it has legally defined immunities. These laws and regulations also require us to obtain permits from governmental authorities for certain operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. Under certain environmental laws and regulations, we could also be held responsible for all of the costs relating to any contamination at our past or present facilities and at third-party waste disposal sites.

Although we believe that our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially and adversely affect our business, results of operations or financial conditions, they may do so. We do not expect to incur material costs to comply with relevant environmental laws and regulations. Because the requirements imposed by these laws and regulations may change, however, we may be unable to accurately predict the cost of complying with these laws and regulations. In addition, although we believe that we currently comply with the standards prescribed by these laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In that event, we could be liable for any resulting damages, which could exceed our resources and harm our results of operations.

Trade Secrets

According to the Anti-unfair Competition Law of the PRC which was effective on December 1, 1993, the term “trade secrets” refers to technical information and business information which is unknown to the public, which has utility and may create business interest or profit for its legal owners or holders, and which is maintained as secrets by its legal owners or holders.

Under this law, business persons are prohibited from employing the following methods to infringe trade secrets: (a) to obtain the trade secrets from the legal owners or holders by any unfair methods such as stealing, solicitation or coercion; (b) to disclose, use or permit others to use the trade secrets obtained illegally under item (a) above; or (c) to disclose, use or permit others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known the above-mentioned illegal conducts but nevertheless obtain, use or disclose such trade secrets of others, it may be deemed to have committed an infringement of others’ trade secrets. Infringed parties may petition for administrative corrections, and competent regulatory authorities may stop any illegal activities and may fine infringing parties in the amount of RMB10,000 to RMB200,000. Alternatively, infringed persons may file lawsuits for damages caused due to the infringement of the trade secrets in a competent PRC court.

The measures to protect trade secrets include oral or written agreements or other reasonable measures to require the employees of or persons in business contact with legal owners or holders to keep such trade secrets confidential. As soon as the legal owners or holders request others to keep the trade secrets confidential and adopt reasonable protection measures, the requested persons shall bear the liability to keep the trade secrets confidential.

Regulation

Other National and Provincial Level Laws and Regulations in China

We are subject to evolving regulations under many other laws and regulations administered by PRC governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business.

We must comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material and adverse effect on our business, financial condition and results of operations.

REGULATIONS ON INDUSTRY CATALOGUE RELATING TO FOREIGN INVESTMENT

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment (revised in 2011), or the Catalogue, which was promulgated and amended from time to time by the MOFCOM and the National Development and Reform Commission. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are deemed to fall into the permitted category. The business of our Chinese operating entities falls into the encouraged and permitted categories under the Catalogue.

Establishment of wholly foreign-owned enterprises is generally permitted in the encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are also subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

REGULATIONS RELATING TO LABOR

Pursuant to the PRC Labor Law effective in 1995 and the PRC Labor Contract Law effective in 2008, a written labor contract is required when an employment relationship is established between an employer and an employee. Other labor-related regulations and rules of the PRC stipulate the maximum number of working hours per day and per week as well as the minimum wages. An employer is required to set up occupational safety and sanitation systems, implement the national occupational safety and sanitation rules and standards, educate employees on occupational safety and sanitation, prevent accidents at work and reduce occupational hazards.

Pursuant to the PRC Labor Contract Law, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed-term labor contracts. The employer also has to pay compensation to the employee if the employer terminates an indefinite term labor contract. Except where the employer proposes to renew a labor contract by maintaining or raising the conditions of the labor contract and the employee does not agree to the renewal, an employer is required to compensate the employee when a definite term labor contract expires. Furthermore, under the Regulations on Paid Annual Leave for Employees issued by the State Council in December 2007 and effective as of January 2008, an employee who has served an employer for more than one year and less than ten years is entitled to a 5-day paid vacation, those whose service period ranges from 10 to 20 years is entitled to a 10-day paid vacation, and those who has served for more than 20 years is entitled to a 15-day paid vacation. An employee who does not use such vacation at the request of the employer shall be compensated at three times of their normal salaries for each waived vacation day.

Regulation

Pursuant to the PRC Social Insurance Law effective in 2011, the social insurance system in PRC includes basic endowment insurance, basic medical insurance, employment injury insurance, unemployment insurance and maternity insurance. Further, both PRC companies and their employees are required to contribute to the social insurance plans. Pursuant to the Regulations on the Administration of Housing Fund effective in 1999, as amended in 2002, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

REGULATIONS ON FOREIGN EXCHANGE

Foreign Exchange Control and Administration

Foreign exchange in China is primarily regulated by:

➢	PRC Foreign Exchange Administration Regulation (1996), as amended in 1997 and 2008; and

➢	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Exchange Administration Regulation, the Renminbi is convertible for current account items, which include, among other things, dividend payments, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE or its local branches. Under the Foreign Exchange Administration Regulation, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at the banks authorized to conduct foreign exchange transactions by complying with certain procedural requirements such as providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE or its local branches. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE or its local branches and the PRC State Reform and Development Commission. Under our current structure, our income will be primarily derived from dividend payments from our operating subsidiaries in China.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi that restricts how the converted Renminbi may be used. Pursuant to Circular 142, the RMB funds obtained from the settlement of foreign currency-denominated registered capital of a foreign-invested enterprise may only be used for purposes within the business scope as approved by the applicable governmental authority, and cannot be used for equity investments within the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company. The use of such RMB capital may not be altered from the original purposes for the conversion as reported to SAFE without SAFE’s approval, and such RMB capital may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 could result in severe monetary penalties, including substantial fines as set forth in the PRC Foreign Exchange Administration Regulation.

Regulations on Dividend Distributions

Pursuant to the PRC Foreign Exchange Administration Regulation promulgated in 1996 and amended in 1997 and 2008 and various regulations issued by SAFE or its local branches, and other relevant PRC

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government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.

The principal regulations governing the distribution of dividends paid by Sino-Foreign equity joint venture enterprises and wholly foreign owned enterprises include:

➢	PRC Sino-Foreign Equity Joint Venture Enterprise Law (1979), or EJV Law, as amended in 1990 and 2001;

➢	Implementation Rules of the PRC Sino-Foreign Equity Joint Venture Enterprise Law (1983), as amended in 1986, 1987 and 2001;

➢	PRC Wholly Foreign Owned Enterprise Law (1986), or WFOE Law, as amended in 2000; and

➢	Implementation Rules of the PRC Wholly Foreign Owned Enterprise Law (1990), as amended in 2001.

Under these laws and regulations, Sino-foreign equity joint venture enterprises and wholly foreign owned enterprises in China may, subject to the ongoing compliance with applicable foreign exchange regulations, pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, the enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. Foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. According to Notice 75:

➢

prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident who is an ultimate controller, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

➢

an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

➢

an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company being irrelevant with round-trip investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or division, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.

Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore round-trip investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in

Regulation

Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. Failure to comply with the registration procedures may result in restrictions being imposed on the foreign exchange activities of the relevant Chinese entity. See “Risk Factors—Risks Relating to Doing Business in China—“The failure of our PRC resident shareholders in registrations or amendment to registrations with SAFE may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

Regulations on Employee Stock Incentive Plan

According to the Administration Measures on Individual Foreign Exchange Control issued by the People’s Bank of China, or PBOC, on December 25, 2006 and its Implementation Rules issued by SAFE on January 5, 2007, both of which took effect on February 1, 2007, collectively known as the Forex Measures, employee stock ownership plans or stock option plans of overseas listed companies in which PRC individuals participate shall be approved by SAFE or its authorized branch before foreign exchange matters involving these plans can be settled.

On March 28, 2007, SAFE released detailed registration procedures for employee stock ownership plans or share option plans to be established by overseas listed companies and for individual plan participants, known as Option Plan Registration Rules. Any failure to comply with the Option Plan Registration Rules may affect the effectiveness of the employee stock ownership plans or share option plans and subject the plan participants, the company offering the plans or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime.

Once we are listed on the NYSE, we may be subject to the Forex Measures and Option Plan Registration Rules and will need to be in compliance with the procedures provided therein.

Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or the MOFCOM, and the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, purports to require an offshore special purpose vehicle, or SPV, formed for the purpose of listing the SPV’s securities on an offshore securities exchange and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to such offshore listing and trading. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rule to overseas listings of offshore SPVs.

Our PRC counsel, Jun He Law Offices, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced by the CSRC:

➢	the CSRC has not issued any definitive rule or interpretation on whether offerings like ours under this prospectus are subject to the CSRC approval procedures;

➢

to their knowledge, there is no public record evidencing that any of the issuers having similar corporate structures to that of ours and already listed on an off-shore stock exchange has been required by the CSRC to obtain an approval of CSRC prior to their public offering and listing;

Regulation

➢

as Green Villa Holdings Ltd. acquired Newsummit R&D Company before September 8, 2006, the effective date of the M&A Rule, we are not required to apply to the CSRC for approval of the listing and trading of the ADSs on the NYSE; and

➢	the issuance and sale of the ADSs and the listing and trading of the ADSs on the NYSE do not conflict with or violate the M&A Rule.

See “Risk Factors—Risks Relating to Doing Business in China—Any requirement to obtain prior approval from the China Securities Regulatory Commission, or the CSRC, could delay this offering and a failure to obtain this approval, if required, could have a material and adverse effect on our business, operating results, reputation and trading price of our ADSs.”

Management

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers upon the completion of this offering. Effective upon the commencement of trading of our ADSs on the NYSE, we intend to appoint at least another two directors who both satisfy the “independence” requirements set forth in Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 303A of the NYSE Listed Company Manual.

Name	Age	Position/Title
Jun Ren	44	Founder, Chief Executive Officer and Director
Glen Qian Sun	38	Director
Jixian Liang	49	Director
Caidy Di Cai	34	Chief Financial Officer
Weiguo Huang	42	Chief Operation Officer
Jun Yin	58	Chief Strategy Officer
Yangbin Huang	40	Chief Technology Officer
Feng Zhou	44	Chief Business Officer
Lei Cao	35	Chief Human Resource Officer

Mr. Jun Ren is our founder and has been our chief executive officer and director since the inception of our company. Prior to establishing our company, Mr. Ren held various positions, including the head of research and development department, the chief engineer, the deputy general manager and the general manager, of Shanghai Industrial Medical University Biotechnology Co., Ltd. from July 1996 to April 2001. He was a lecturer and teaching assistant at the School of Basic Medical Sciences of Shanghai Medical University (currently known as Shanghai Medical School of Fudan University) from 1991 to June 1996. Mr. Ren currently is a member of the Biological Products Special Committee and Biotech Products Quality Control Special Committee of China Medicinal Biotech Association, a member of Shanghai Biopharmaceutical Industry Association and a member of Shanghai Biotechnology Society. Mr. Ren received his bachelor’s degree in public health in 1991 and his master’s degree in biochemistry in 1999 from Shanghai Medical University. He received his EMBA degree from China-Europe International Business School in 2001. Mr. Ren was a visiting scholar in Medical School of the University of Hong Kong from 1995 to 1996.

Mr. Glen Qian Sun has been our director since August 2011. Mr. Sun is a managing director of Sequoia Capital China. Prior to joining Sequoia Capital China in 2006, Mr. Sun worked at General Atlantic, a global growth equity firm, focusing on information technology related growth stage investment in China. He also worked as a management consultant at the Monitor Group in Hong Kong from 1997 to 1999. Mr. Sun received his bachelor’s degree in applied mathematics from Harvard College in 1997, his MBA from the Harvard Business School, and his J.D. from Harvard Law School in 2003.

Mr. Jixian Liang has been our director since June 2010. Mr. Liang was a deputy general manager of the investment banking department of United Securities Co., Ltd. from 1997 to 2001. He has also been the general manager of Beijing Jinhui Shiji Investment and Management Co., Ltd. since 2001. Mr. Liang received his bachelor’s degree in radio technology from Beijing University of Posts and Telecommunications, previously known as Beijing Posts and Communications College, in 1984, and his MBA from Guanghua School of Management of Peking University in 2001.

Ms. Caidy Di Cai has been our chief financial officer since June 2008. Prior to joining us, she was an audit manager of Ernst & Young Hua Ming Shanghai Branch from July 2000 to May 2008 and

Management

provided auditing services to Chinese and international enterprises in accordance with the financial reporting requirements under PRC GAAP, U.S. GAAP and International Financial Reporting Standards. She has specifically focused on U.S. GAAP and SEC rules and regulations since 2006. Ms. Cai received her bachelor’s degree in international trade from Fudan University in 2000. She is a certified public accountant certified by the Chinese Institute of Certified Public Accountants.

Mr. Weiguo Huang joined our company as the chief financial officer in April 2002 and became our chief business officer in June 2008. He has been our chief operation officer since July 2011. Prior to joining us, he was the manager of the finance department of China Motion Telecom, Shanghai Branch from July 2000 to April 2002. From October 1993 to July 2000, he was the director of the finance department of Anhui Bengbu Oil and Food Transportation and Storage Company. Mr. Huang received his associate degree in accounting from Anhui Finance & Trade Vocational College in 1990 and completed the post-graduate program for corporate management at Anhui University of Finance & Economics in 2005.

Mr. Jun Yin has been our chief strategy officer since December 2007. From 2006 to 2007, Mr. Yin served as the chief scientist and deputy general manager of Beijing Ningyu Bomei Shuiwu Biotechnology Co., Ltd. From 2005 to 2006, he worked as assistant to chairman, technology director and marketing director of Shanxi Jiuzhou Biotechnology Co., Ltd. From 2003 to 2005, he was the chief scientist in bioscience of EEN Group Co., Ltd. and from 2002 to 2004, Mr. Yin served as the chief scientist of Shenzhen Weisheng Biotechnology Co., Ltd. Mr. Yin was a doctoral supervisor and research lab professor in the Institute of Microbiology of the Academy of Military Medical Sciences from 1995 to 2004 and conducted his post-doctoral research in the Institute of Microbiology of Chinese Academy of Sciences from 1992 to 1995. Mr. Yin studied clinical medicine at Kaifeng Medical College, currently known as Medical School of Kaifeng University from 1976 to 1979, and received his master of medicine degree in 1989 and his doctor of medicine degree in 1992 from The Fourth Military Medical University.

Ms. Yangbin Huang joined our company in March 2001 and has been our chief technology officer since then. Prior to joining us, Ms. Huang was the chief engineer of Shanghai Industrial Medical University Biotechnology Co., Ltd. from July 2000 to March 2001. From July 1993 to July 2000, she was a lecturer and teaching assistant at Basic Molecular Genetics Lab of Shanghai Medical University (currently known as Shanghai Medical School of Fudan University). Ms. Huang received her bachelor’s degree in medical science in 1993 and her master’s degree in biochemistry and molecular biology in 2000 from Shanghai Medical University and her Ph.D. degree in biochemistry and molecular biology from Shanghai Institutes for Biological Sciences of Chinese Academy of Sciences in 2010. Ms. Huang is a licensed pharmacist certified by the China Licensed Pharmacist Association.

Mr. Feng Zhou has served as our chief business officer since October 2011. He was our director of business and operation center since May 2011 to October 2011. During that period, he was also the general manager of Wuhan Biolake Newsummit Investment Holdings Co., Ltd. and the executive director of Wuhan Biolake New Drug Incubation Public Service Platform Co., Ltd. Since July 2009 to May 2011, he was the general manager of Wuhan Biolake New Drug Incubation Public Service Platform Co., Ltd. and the director in charge of our domestic business and marketing. Since December 2008 to July 2009, he was the deputy general manager of Taizhou Newsummit. Prior to joining us, he was the general manager of Wuhan Bainuohua Biotech Investment Co., Ltd. from August 2008 to December 2008 and the general manager of Wuhan Huizhi Technology Development Co., Ltd. from January 2006 to July 2008. He was a project manager of Wuhan Baiao Bioengineer Co., Ltd. from January 2002 to December 2005, a project manager of Hubei Medical University Technology Development Co., Ltd. from January 1995 to December 1996, and concurrently, the sales department head of Wuhan Meite Biochemical Pharmacy Co., Ltd. Mr. Zhou obtained his bachelor’s degree in genetics from Wuhan

Management

University in 1989 and a master’s degree in bacteriology in 1992 from Wuhan Institute of Virology, Chinese Academy of Sciences.

Ms. Lei Cao has been our chief human resource officer since April 2001. Prior to joining us, she was the assistant to general manager of Meikolong Metallic Projects (China) Co., Ltd. from 1997 to 1998. From 1999 to 2001, she served as the head of the investment banking department, human resource consultant, assistant to chairman and manager of administration department of Shanghai Fuxing Hi-Tech (Group) Co., Ltd. Ms. Cao received her associate degree in economics and management from the International Business School of Shanghai University in 1997 and her bachelor’s degree in economics and management from China Agricultural University in 2005. Ms. Lei Cao is the spouse of Mr. Jun Ren, our director and chief executive officer.

The address of our directors and executive officers is c/o 2F, No. 780 Cailun Road, Zhangjiang Hi-Tech Park, Pudong District, Shanghai 201203, People’s Republic of China.

DUTIES OF DIRECTORS

Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

➢	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

➢	issuing authorized but unissued shares and redeeming or repurchasing outstanding shares;

➢	declaring dividends and other distributions;

➢	exercising the borrowing powers of our company and mortgaging the property of our company;

➢	approving the transfer of shares of our company, including the registering of such shares in the company’s register of members; and

➢	exercising any other powers conferred by the shareholders meetings or under our fourth amended and restated memorandum and articles of association.

BOARD OF DIRECTORS

We will initially have              directors, two of whom will be independent directors, on our board of directors upon the completion of this offering. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. Each of our director holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the following annual shareholders meeting.

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee upon the completion of this offering.

Management

Audit Committee

Our audit committee will initially consist of three members. Two of the three members will satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and Section 303A of the NYSE Listed Company Manual. The chairman of our audit committee will meet the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

➢	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

➢	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

➢	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

➢	discussing the annual audited financial statements with management and our independent registered public accounting firm;

➢	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

➢	annually reviewing and reassessing the adequacy of our audit committee charter;

➢	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

➢	meeting separately and periodically with management, our internal auditor and independent registered public accounting firm.

Compensation Committee

Our compensation committee will initially consist of three members. Two of the three members will satisfy the “independence” requirements set forth in Section 303A of the NYSE Listed Company Manual. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

➢	approving and overseeing the compensation package for our executive officers;

➢	reviewing and making recommendations to the board with respect to our compensation policies and the compensation of our directors; and

➢

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will initially consist of three members. Two of the three members will satisfy the “independence” requirements set forth in Section 303A of the NYSE Listed Company Manual. The corporate governance and nominating committee assists the board of

Management

directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

➢	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy of the board;

➢	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

➢

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

➢	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our board of directors has adopted a code of business conduct and ethics, which will be applicable to our senior executive and financial officers. Our code of business conduct and ethics has been filed as exhibits to the registration statement that includes this prospectus.

In addition, our board of directors will adopt a set of corporate governance guidelines. The guidelines will reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law, or our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering.

INTERESTED TRANSACTIONS

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to the board’s consideration and vote on such contract or transaction.

REMUNERATION AND BORROWING

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no requirement for our directors to own any shares of us to qualify as a director.

TERMS OF DIRECTORS AND EXECUTIVE OFFICERS

Our executive officers are elected by and serve at the discretion of our shareholders. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director: (i) absents himself or herself (without being represented by proxy or an alternate Director appointed by him or her( from three consecutive meetings of the board of directors without special leave of absence from the directors and they pass a resolution that he or she has by reason of such absence, vacated office; (ii) becomes bankrupt

Management

or makes any arrangement or composition with his creditors; or (iii) dies or is found by our company to be a lunatic or becomes of unsound mind.

EMPLOYMENT AGREEMENTS

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a term of two years, subject to renewal upon mutual consent. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time without cause.

Each executive officer has agreed to hold, both during employment term and within two years after termination of his or her employment agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed that (i) during the term of his or her employment with us, not to, directly or indirectly, serve, invest or assist in any business that competes with our business or to engage in any marketing and selling activities for products that are same or similar to our products, provided that we agree to pay no less than half of their total annual compensation, prorated for their period of employment with us if such period is less than one year and (ii) within three years after termination of their employment with us, not to solicit any of our officers, directors or employees.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We intend to enter into indemnification agreements with our directors and senior executive officers to indemnify them against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer that will provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In 2010, the aggregate cash compensation paid to our executive officers, including all the directors, was US$1.4 million. Harney Westwood & Riegels, our Cayman Islands counsel, has advised us that Cayman Islands law does not require an exempted company incorporated in the Cayman Islands, such as our company, to disclose the annual compensation of its directors or executive officers on an individual basis. We did not pay any other cash compensation or benefits in kind to our directors and executive officers, nor did we set aside or accrue any amount for pension or other retirement benefits of our directors and named executive officers. For information regarding options granted to officers and directors, see “—Share Incentive Plan.”

SHARE INCENTIVE PLAN

We intend to adopt an equity incentive plan prior to the completion of this offering.

Principal shareholders

The following table sets forth information with respect to the beneficial ownership of, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, assuming the automatic conversion of all of our Series A convertible redeemable preferred shares and redeemable ordinary shares into ordinary shares, as of             , 2012, and as adjusted to reflect the sale of the ADSs offered in this offering, by:

➢	each of our directors and executive officers; and

➢	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The table below assumes the total number of ordinary shares outstanding as of the date of this prospectus is 22,629,581, including 2,029,581 and 7,646,720 ordinary shares issuable upon conversion of all outstanding Series A convertible redeemable preferred shares and redeemable ordinary shares, respectively, upon the completion of this offering, assuming the underwriters do not exercise their over-allotment option to purchase up to an additional              ADSs.

Beneficial ownership includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days of this prospectus, including through the exercise of any option, warrant or other right or the conversion of any security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%
Directors and Executive Officers:
Jun Ren	1,746,880	7.72
Glen Qian Sun	—	—
Jixian Liang	—	—
Caidy Di Cai	—	—
Yangbin Huang(1)	6,180,000	27.31
Weiguo Huang(1)	6,180,000	27.31
Lei Cao(1)	6,180,000	27.31
All directors and executive officers as a group	7,926,880	35.03

Principal Shareholders
First Invest Holdings Limited(2)	6,180,000	27.31
Sequoia Funds(3)	5,606,650	24.78
Sansar Capital Special Opportunity Master Fund L.P.(4)	3,004,109	13.28
Briture Management Ltd.(5)	1,296,280	5.73

(1)	Represents 6,180,000 ordinary shares held by First Invest Holdings Limited. See note (2) below.
(2)	Represents 6,180,000 ordinary shares held by First Invest Holdings Limited, a British Virgin Islands company, owned by Mr. Weiguo Huang, Ms. Yangbing Huang and Ms. Lei Cao on behalf of certain beneficial owners of us, none of

(footnotes continued on following page)

Principal shareholders

whom holds 5% or more of our outstanding share capital on an as-converted basis. Mr. Weiguo Huang, Ms. Yangbin Huang and Ms. Lei Cao share the voting power over the shares held by First Invest Holdings Limited. Each of Mr. Weiguo Huang, Ms. Yangbing Huang and Ms. Lei Cao disclaims beneficial ownership of the shares held by First Invest Holdings Limited, except to the extent of his or her pecuniary interests therein. The registered address of First Invest Holdings Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(3)	Represents (i) 551,050 ordinary shares held by Sequoia Capital China GF Principals Fund I, L.P., (ii) 48,862 ordinary shares issuable upon conversion of 48,862 Series A convertible redeemable preferred shares held by Sequoia Capital China GF Principals Fund I, L.P., (iii) 4,491,830 ordinary shares held by Sequoia Capital China Growth Fund I, L.P., (iv) 398,290 ordinary shares issuable upon conversion of 398,290 Series A convertible redeemable preferred shares held by Sequoia Capital China Growth Fund I, L.P., (v) 107,120 ordinary shares held by Sequoia Capital China Growth Partners Fund I, L.P., and (vi) 9,498 ordinary shares issuable upon conversion of 9,498 Series A convertible redeemable preferred shares held by Sequoia Capital China Growth Partners Fund I, L.P. Sequoia Capital China GF Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P. and Sequoia Capital China Growth Partners Fund I, L.P. are collectively referred to as Sequoia Funds. Sequoia Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. Sequoia Funds’ general partner is Sequoia Capital China Growth Fund Management I, L.P. The general partner for Sequoia Capital China Growth Fund Management I, L.P. is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership of the shares held by Sequoia Funds, except to the extent of his pecuniary interests therein. The registered address of Sequoia Funds is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.
(4)	Represents (i) 2,496,720 ordinary shares and (ii) 507,389 ordinary shares issuable upon conversion of 507,389 Series A convertible redeemable preferred shares held by Sansar Capital Special Opportunity Master Fund L.P., or the Sansar Fund. The Sansar Fund is a limited partnership formed under the laws of the Cayman Islands. Sansar Capital Partners Ltd., a company incorporated in the Cayman Islands, is the general partner of the Sansar Fund, which is wholly beneficially owned by Mr. Sanjay Motwani. The Sansar Fund is managed by Sansar Capital Management, LLC, a Delaware limited liability company, and Sansar Capital Asia Pte. Ltd., a Singapore private limited company, or collectively, the Sansar Managers. The Sansar Managers are both ultimately controlled by Mr. Motwani. Mr. Motwani holds the voting and investment power over the shares owned by the Sansar Fund. The mailing address of the Sansar Fund, the Sansar Managers and the general partner of the Sansar Fund is 16 Raffles Quay #40-02A, Hong Leong Building, Singapore, 048581.
(5)	Represents 1,296,280 ordinary shares held by Briture Management Ltd, a British Virgin Islands company, owned by Lukine Consultant Ltd., a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Xijin Zuo, an Australia resident. Mr. Zuo is also the sole director of Lukine Consultant Ltd. and holds the voting and investment power over the shares owned by Briture Management Ltd. The registered address of Briture Management Ltd. is Portcullis TrustNet (BVI) Limited Portcullis TrustNet Chambers, P.O. Box 3444 Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our outstanding ordinary shares is held by any persons in the United States. None of our shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital” for a description of issuances of our ordinary shares and Series A convertible redeemable preferred shares that have resulted in significant changes in ownership held by our major shareholders.

Related party transactions

PRIVATE EQUITY INVESTMENT

See “Description of Share Capital—History of Securities Issuances.”

TRANSACTIONS WITH URBAN NEWSUMMIT

Urban Newsummit is currently 34.09% owned by us with the remaining 65.91% owned by three parties unrelated to us.

We provide IND services to Urban Newsummit for its project rhKGF-2, which is currently at a late stage of Phase III clinical trial. Purchases from Urban Newsummit amounted to US$1.2 million and nil as of December 31, 2010 and June 30, 2011, respectively. We retained Urban Newsummit as a service supplier, primarily for drug samples pilot manufacturing and drug samples quality testing. In 2010, Shanghai Newsummit Group and Wuhan Biolake New Drug Incubation Public Service Platform Co., Ltd., two of our wholly-owned subsidiaries, entered into service agreements with Urban Newsummit in connection with the pilot manufacturing of drug samples for an aggregate of 29 projects, with a total contract price of RMB39.0 million (US$6.0 million). For the years ended December 31, 2009 and 2010, amounts due to Urban Newsummit were US$29.3 thousand and US$0.9 million, respectively. For the six months ended June 30, 2011, amounts due to Urban Newsummit were US$1.0 million. We believe our transactions with Urban Newsummit were conducted in the ordinary course of business on terms of conditions comparable to those with third parties. Since Urban Newsummit modified its business model and relocated its operation to other cities, we terminated our service agreements with Urban Newsummit as a service supplier in early 2011 and have successfully and timely engaged new third-party suppliers for all of its ongoing projects subject to the agreements of relevant clients.

TRANSACTIONS WITH MR. JUN REN

Mr. Jun Ren is our founder, director and chief executive officer. As of the date of this prospectus, Mr. Ren owns approximately 7.72% of our outstanding ordinary shares. We received cash advances from Mr. Ren for business operating purposes prior to 2008 and at the early stage of our operations. US$0.2 million remained outstanding as of December 31, 2009 and 2010 and June 30, 2011, respectively.

AMOUNTS DUE TO CERTAIN SHAREHOLDERS

In June 2011, we received prepayments from certain shareholders, namely Sequoia Funds and Sansar Fund, for the convertible notes to be issued. As of June 30, 2011, outstanding amounts due to Sequoia Funds and Sansar Fund were US$1.0 million and US$0.5 million, respectively, which were repaid in the third quarter of 2011. The convertible notes were issued in July 2011 and fully redeemed in September 2011.

EMPLOYMENT AGREEMENTS

See “Management—Employment Agreements.”

Description of share capital

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, or the Companies Law.

As of the date of this prospectus, our authorized share capital consists of (i) 47,767,453 ordinary shares, par value of US$0.001 per share, and (ii) 2,232,547 Series A convertible redeemable preferred shares, par value US$0.001 per share. As of the same date, there are 20,600,000 ordinary shares and 2,029,581 Series A convertible redeemable preferred shares issued and outstanding.

Upon the completion of this offering, our fourth amended and restated memorandum and articles of association will become effective, and our authorized share capital will consist of              ordinary shares, par value US$0.001 per share. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of the American Depositary Shares.”

ORDINARY SHARES

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors.

Voting Rights

Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. On a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his or her name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

Description of share capital

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering.

Transfer of Ordinary Shares

Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors, subject to the applicable restrictions of our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering, such as the suspension of transfers for a period immediately preceding a general meeting, or the determination that a proposed transfer is not eligible.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

➢

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

➢	the instrument of transfer is in respect of only one class of ordinary shares;

➢	the instrument of transfer is properly stamped, if required;

➢	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

➢	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Description of share capital

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of ordinary shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be affected by the directors as provided in our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering without any vote or consent of the holders of ordinary shares.

Register of Members

We are required to keep a register of members containing the names and addresses of our members, the shares held by each member, the amount paid, or agreed to be considered as paid, on the shares of each member, the date on which the name of any person was entered on the register as a member, and the date on which any person ceased to be a member. If we fail to comply with this provision under the Cayman Islands Companies Law, we will incur a penalty for every day during which the default continues.

There is no minimum required statutory timeframe to update the register of members if there are any changes. We may update the register of members or authorize the registered agent appointed to do so under our instructions and on our behalf.

The register of members is not open to public inspection and there is no statutory right for anyone to inspect the register of members in the Cayman Islands.

The relevance of the register of members is that it shall be prima facie evidence of any matters that are, by the Cayman Islands Companies Law, directed or authorized to be inserted therein, including the particular person or entity that holds legal title to the relevant shares.

We will undertake the procedures necessary to register the shares in our register of members as required by the Companies Law in Part III—“Distribution of Capital and Liability of Members of Companies and Associations.”

The depositary will initially be included in our register of members as the only holder of all of our ordinary shares being issued in connection with this offering in accordance with the relevant requirements of the Cayman Islands Companies Law. The ordinary shares will be negotiable shares.

Description of share capital

Where the name of any person is, without sufficient cause, entered in or omitted from our register of members, or if default is made or unnecessary delay takes place in registering any person having ceased to be a member of the Company, the person or member aggrieved or any member of us or ourselves, may, by motion to the courts of the Cayman Islands, apply for an order that the register of members to be rectified.

General Meetings of Shareholders

Although neither the Companies Law nor our fourth amended and restated memorandum of association require us to hold annual meetings, we will hold annual meetings of our shareholders as required by Section 302 of the NYSE Listed Company Manual. Our fourth amended and restated memorandum and articles of association provide that when we hold a general meeting as our annual general meeting, we shall specify the meetings as such in the notice calling the meeting, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Any director may convene meetings of the shareholders at such times and in such manner and places within or outside the Cayman Islands as the director considers necessary or desirable provided that once in every year the directors shall convene an annual meeting of shareholders. The directors may, and shall on the requisition of shareholders holding at least 10% in par value of the capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of such 21-day period.

The director or directors convening a meeting of shareholders shall give not less than seven days’ notice of the meeting to (a) those shareholders whose names on the date the notice is given appear as shareholders in our register of members and are entitled to vote at the meeting on a date to be determined by the directors; and (b) the other directors.

A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares which that shareholder holds. Similarly, the inadvertent failure of a director who convenes a meeting to give notice of a meeting to a shareholder or another director, or the fact that a shareholder or another director has not received notice, does not invalidate the meeting.

Notices to shareholders shall be in writing and may be given by us to any shareholder either personally or by sending it by courier, post, fax or e-mail to him or to his address as shown in the register of members, or where the notice is given by e-mail by sending it to the e-mail address provided by such shareholder. Any notice, if posted from one country to another, is to be sent via airmail. E-mail notices may be sent by e-mail text and/or by way of a document attached to an email in portable document format (PDF) or in Microsoft Word format and/or by any other method separately agreed between us and our shareholders.

Shareholders do not have any right under the Companies Law or our fourth amended and restated memorandum of association to put proposals before the shareholders at annual general meetings. As discussed above, shareholders holding at least 10% in par value of the capital of our company carrying voting rights at general meetings have the right to requisition general meetings, in which case the

Description of share capital

directors are obliged to call such general meeting and to put the resolutions so requisitioned to a vote at such meeting.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

➢	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

➢	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

➢	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

➢

sub-divide our existing shares, or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

➢

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Ordinary Shares and Preferred Shares

Our fourth amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

➢	the designation of the series;

➢	the number of shares of the series;

➢	the dividend rights, dividend rates, conversion rights, voting rights; and

➢	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Description of share capital

Actions Requiring the Approval of a Supermajority of Our Board of Directors

Actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

➢	the appointment or removal of either of our chief executive officer or chief financial officer;

➢	any anti-takeover action in response to a takeover attempt;

➢	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

➢	the sale or transfer of all or substantially all of our assets; and

➢	any change in the number of our board of directors.

EXEMPTED COMPANY

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

➢	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

➢	an exempted company’s register of members is not open to inspection;

➢	an exempted company does not have to hold an annual general meeting;

➢	an exempted company may issue negotiable or bearer shares or shares with no par value;

➢	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

➢	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

➢	an exempted company may register as a limited duration company; and

➢	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

DIFFERENCES IN CORPORATE LAW

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under the Delaware General Corporate Law. However, there are statutory provisions that facilitate the reconstruction and

Description of share capital

amalgamation of companies, which have been very recently simplified so as to require only the passing of a special resolution (a two-thirds majority of those attending and voting, although a company may specify a higher threshold in its articles of association), and such other authorization (if any) as may be specified in the company’s articles of association.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

➢	a company acts or proposes to act illegally or ultra vires;

➢	the act complained of, although not ultra vires, could be effected duly if authorized by a special resolution that has not been obtained; and

➢	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including

Description of share capital

provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

The “poison pill” arrangement or a shareholder rights plan which can act to deter unsolicited and hostile acquisitions and is commonly adopted by Delaware companies and tested and upheld in the Delaware courts, is not prohibited as a matter of Cayman Islands law. There are no securities laws (or equivalent) in the Cayman Islands that regulate, impact upon or prohibit the adoption of a shareholder rights plan by a Cayman Islands company. The directors of a Cayman Islands company implementing such arrangement could incur personal liability to the extent that such arrangement is subsequently found by a Cayman Islands court not having been entered into in the best interest of such company but for the primary purpose of entrenching their position as directors.

Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. As the position currently stands under our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, directors may vote in respect of any contract or proposed contract, notwithstanding their interest. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards a minimum, additional objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Description of share capital

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering allow our shareholders holding at least 10.0% in par value of the capital of the company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our fourth amended and restated memorandum and articles of association which will become effective upon the completion of this offering, do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed without cause, but only by the vote of holders of two-thirds of our shares, cast at a quorate meeting, or the unanimous written resolution of all shareholders, or with cause, by the ordinary resolution or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years.

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This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of representing at least three-fourths of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of the shares of such class or unanimous written resolution of all shareholders of the class in question.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. As similarly provided under Delaware law, there are no restrictions on foreign or non-resident ownership or management of a Cayman Islands company under Cayman Islands law. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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HISTORY OF SECURITIES ISSUANCES

Ordinary Shares

In July 2007, we issued 5,000,000 ordinary shares to Mr. Jun Ren, 4,999,999 of which were redeemed and cancelled and the remaining one share was subdivided into ten shares in June 2010. We issued and allotted an aggregate of 20,599,990 new ordinary shares, to 14 parties, including Mr. Jun Ren, Sequoia Funds and First Invest Holdings Limited in June 2010.

In August 2011, we entered into subscription agreements with two potential investors, who paid US$5.0 million in the third quarter of 2011 to subscribe for our ordinary shares. These potential investors’ subscription of ordinary shares is subject to our board and shareholders’ approval. As of the date of this prospectus, their subscription is not approved and no shares have been issued.

Series A Convertible Redeemable Preferred Shares

In June 2010, we issued an aggregate of 1,319,211 Series A convertible redeemable preferred shares for an aggregate consideration of US$13.0 million to Sequoia Funds, Preipo Capital Partners Limited and Sansar Capital Special Opportunity Master Fund LP, respectively. In November 2010, we issued 202,963 Series A convertible redeemable preferred shares to PanAsia Strategy Investment Co., Ltd. for a consideration of US$2.0 million and in December 2010, we issued additional 253,704, 152,222 and 101,481 Series A convertible redeemable preferred shares for an aggregate consideration of US$5.0 million to Venture Star Investment (HK) Limited, Di Feng and Broad Resources Investments (Global) Limited, respectively. Each of our Series A convertible redeemable preferred shares will be automatically converted into one ordinary share upon the completion of this offering, subject to certain anti-dilution provisions.

Upon the issuance of Series A convertible preferred shares in June 2010, we granted an ordinary share redemption right to an aggregate of 7,646,720 then outstanding ordinary shares held by Sequoia Funds and Sansar. These shares then became redeemable ordinary shares and will be automatically converted into our ordinary shares upon the completion of this offering, provided that all outstanding Series A convertible preferred shares are redeemed in full.

Convertible Notes

In July 2011, we issued convertible notes to a group of existing shareholders, including Sequoia Funds and Sansar Fund, for a total consideration of US$1.8 million. The convertible notes were fully redeemed in September 2011.

We believe that each of the aforesaid issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

REGISTRATION RIGHTS

Pursuant to the shareholders agreement entered into among us and certain of our shareholders in July 2010, we granted certain registration rights to holders of our registrable securities, which include our Series A convertible redeemable preferred shares and ordinary shares issuable, convertible or derived from our Series A convertible redeemable preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights

No less than two-thirds majority holders, also known as the initiating holders, of our registrable securities have the right to demand that we use best efforts to file a registration statement covering (i) no less than 20% of the registrable securities held by such holders, or (ii) if less than 20%, a portion of registrable securities then outstanding with an anticipated aggregate public offering price, net of

Description of share capital

underwriting discounts and commissions, of at least US$5.0 million. However, we are not obliged to effect more than two such demand registrations and are not obliged to effect a registration within 180 days following the effective date of this initial public offering. We have the right to defer filing of a registration statement for up to 90 days upon the receipt of any registration request, if our board of directors determines in good faith that effecting such a registration statement would be seriously detrimental to our company and our shareholder. But we cannot exercise such deferral right more than once in any 12-month period, nor can we register any other of our shares during such 12-month period.

Piggyback Registration Rights

If we propose to file a registration statement with respect to a public offering of our ordinary shares or other securities, we shall notify each holder of our registrable securities in writing and use best efforts to cause all of the registrable securities they request to be registered in the registration statement. We are not required to register any registrable securities in an underwritten offering unless these securities are included in the underwriting and their holders accept the terms of the underwriting as agreed upon between us and the underwriters selected by us. The underwriters may limit the number of shares if determined by marketing factors, provided that such exclusion does not reduce the number of registrable securities to be included by such holders below 25% of the total number of securities to be included in such registration and underwriting, unless such offering is a public offering of us.

Form F-3 Registration Rights

When we are eligible for use of Form F-3, the holders of registrable securities then outstanding have the right to request that we file a registration statement on Form F-3. We are not obligated to effect a filing of a registration statement on Form F-3 if, among other things, the aggregate price of the securities to be offered and sold to the public under the requested registration, net of underwriters’ discounts or commissions, is less than US$1.0 million. We have the right to defer filing of a registration statement on Form F-3 for up to 120 days upon the receipt of any registration request, if our board of directors determines in good faith that effecting such a registration statement would be seriously detrimental to our company and our shareholders. However, we cannot exercise such deferral right more than once in any 12-month period.

Expenses of Registration

We will pay all expense, other than applicable underwriting discounts and commissions, relating to any demand, piggyback or Form F-3 registration.

Termination of obligations

Our obligations with respect to the abovementioned registration rights shall terminate on the third anniversary of the completion of this offering.

Description of American Depositary Shares

AMERICAN DEPOSITARY RECEIPTS

            , as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in              ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among us, the depositary and you as a holder of American depositary receipts, or ADRs, evidencing ADSs. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which have not been distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. The depositary’s office is located at             .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of our company and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Since the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued thereunder. The obligations of the depositary and its agents are also set out in the deposit agreement. Since the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s public reference room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our ordinary shares. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying shares that your ADSs represent.

Description of American Depositary Shares

Except as stated below, to the extent the depositary is legally permitted, it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

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Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

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Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

➢	sell such rights if practicable and distribute the net proceeds as cash; or

➢	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

Description of American Depositary Shares

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

DEPOSIT, WITHDRAWAL AND CANCELLATION

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

➢	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

➢	the payment of fees, taxes and similar charges; or

➢	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Description of American Depositary Shares

RECORD DATES

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be), subject to the provisions of the deposit agreement:

➢	to receive a dividend, distribution or rights;

➢	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities;

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for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

➢	to receive any notice or to act in respect of other matters.

VOTING RIGHTS

How do you vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

REPORTS AND OTHER COMMUNICATIONS

Will you be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Description of American Depositary Shares

FEES AND EXPENSES

What fees and expenses will you be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of share regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

➢	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

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a fee of US$0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year (with the aggregate of such fees not to exceed the amount set forth above) and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision); provided that the depositary may adjust this fee with our consent, such consent not to be unreasonably withheld;

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any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

➢	share transfer or other taxes and other governmental charges;

➢	cable, telex and facsimile transmission and delivery charges incurred at your request;

➢	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

➢	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

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such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Description of American Depositary Shares

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and NYSE application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees owing by such holder for those services and any other unpaid fees are paid.

PAYMENT OF TAXES

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. In addition, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

➢	amend the form of ADR;

➢	distribute additional or amended ADSs;

➢	distribute cash, securities or other property it has received in connection with such actions;

➢	sell any securities or property received and distribute the proceeds as cash; or

➢	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Description of American Depositary Shares

AMENDMENT AND TERMINATION

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated upon the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the registration of issuance, registration of transfer, split-up, combination, or cancellation of any ADRs evidencing ADSs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

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payment with respect thereto of (i) any share transfer or other tax or other governmental charge, (ii) any share transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to the depositary and/or its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books

Description of American Depositary Shares

maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

➢	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, us and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

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present or future law, rule or regulation of the United States, the Cayman Islands or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provides shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

➢	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

➢	it performs its obligations without gross negligence or bad faith;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

➢	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

DISCLOSURE OF INTEREST IN ADSS

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any

Description of American Depositary Shares

reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

REQUIREMENTS FOR DEPOSITARY ACTIONS

We, the depositary or the custodian may refuse to

➢	issue, register or transfer an ADR or ADRs;

➢	effect a split-up or combination of ADRs;

➢	deliver distributions on any ADSs; or

➢	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

➢	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

➢	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

➢	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

BOOKS OF DEPOSITARY

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

PRE-RELEASE OF ADSS

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

➢	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

Description of American Depositary Shares

➢	each recipient of pre-released ADSs agrees in writing that he or she:

➢	owns the underlying shares,

➢	assigns all rights in such shares to the depositary,

➢	holds such shares for the account of the depositary and

➢	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

APPOINTMENT

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

➢	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

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appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Shares eligible for future sale

Upon the completion of this offering, we will have              outstanding ADSs representing approximately             % of our outstanding ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and although we plan to apply to the NYSE for the listing of our ADSs, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by our ADSs.

LOCK-UP AGREEMENTS

We, all of our directors, executive officers and existing shareholders have agreed with the underwriters to certain lock-up arrangements. See “Underwriting.”

RULE 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our ordinary shares for at least six months, is entitled to sell the ordinary shares without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of ordinary shares that does not exceed the greater of the following:

➢

1% of our then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately              ordinary shares immediately after this offering or              ordinary shares if the underwriters exercise their over-allotment option in full; and

➢	the average weekly trading volume of our ADSs, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Person who are not our affiliate and have beneficially owned our ordinary shares for more than six months but not more than one year may sell the ordinary shares without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliate and have beneficially owned our ordinary shares for more than one year may freely sell the ordinary shares without registration under the Securities Act.

RULE 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Shares eligible for future sale

REGISTRATION RIGHTS

Upon the completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

Taxation

The following is a general summary of the material Cayman Islands, PRC and United States federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Jun He Law Offices, our PRC counsel. To the extent that the discussion relates to matters of United States federal income tax, it represents the opinion of Simpson Thacher & Bartlett LLP, our United States counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares.

CAYMAN ISLANDS TAXATION

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PEOPLE’S REPUBLIC OF CHINA TAXATION

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by our PRC subsidiaries, were exempt from PRC withholding tax. Under the PRC Enterprise Income Tax Law and its implementation rules effective on January 1, 2008, all domestic and foreign-invested companies in China are subject to a uniform enterprise income tax at the rate of 25% and dividends from a PRC subsidiary to its foreign parent company are subject to a withholding tax at the rate of 10%, unless such foreign parent company’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax, or the tax is otherwise exempted or reduced pursuant to the PRC tax laws. There is no existing tax treaty between China, where our operating subsidiaries are incorporated and located, and British Virgin Islands, where our PRC operating subsidiaries’ immediate holding company is incorporated and located, relating to reduced rate or tax exemption.

Under the EIT Law, enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China are considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. Under the implementation rules of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. In addition, a circular issued by the State Administration of Taxation on April 22, 2009, or Circular 82, provides that a “foreign enterprise controlled by a PRC enterprise or a PRC enterprise

Taxation

group” will be classified as a “resident enterprise” with its “de facto management bodies” located within China if the following requirements are satisfied: (i) the senior management and core management departments in charge of its daily operations function mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) more than half of the enterprise’s directors or senior management with voting rights reside in the PRC. In July 2011, State Administration of Taxation promulgated the Tax Trial Measures. The Tax Trial Measures, among others, set out detailed procedures for tax registration, record keeping and filing, filing of tax returns, use of invoices, and income tax payment for Chinese-controlled Offshore Incorporated Resident Enterprises. Among others, the Tax Trial Measures take the same view as Circular 82 that the controlling shareholder of a Chinese-controlled offshore incorporated resident enterprise should be a PRC enterprise or a PRC enterprise group. In our case, Newsummit Biopharma Holdings Limited is controlled by a natural person, Mr. Jun Ren, rather than a PRC enterprise or a PRC enterprise group. However, it remains unclear how PRC tax authority will treat an overseas company controlled by PRC natural persons rather than PRC enterprises like Newsummit. Newsummit is not a “foreign enterprise controlled by a PRC enterprise or a PRC enterprise group. In addition, if new rules and interpretations are issued in the future specifying the criteria for determining whether a foreign entity beneficially owned by individual Chinese citizens is a resident enterprise under the EIT Law, we cannot assure you that Newsummit will not be deemed a PRC resident enterprise.

If we are considered to be an “offshore-registered resident enterprise,” the dividends we pay to our shareholders that are “non-resident enterprises” with respect to our ADSs or shares would be treated as income derived from sources within the PRC and be subject to a 10% withholding tax. The gain that such shareholders realize from the sales or transfers of our ADSs or shares may also be treated as income derived from sources within the PRC and be subject to PRC income tax if such shareholders are considered as “non-resident enterprises.” Pursuant to the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement, a “beneficial owner” under China’s tax treaties and tax arrangements engages in substantive business activities. An agent or conduit company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders will be entitled to the benefits under the relevant withholding arrangement set out in a tax treaty between such shareholders’ jurisdiction of incorporation and China. Pursuant to PRC Law Concerning the Administration of Tax Collection, where a taxpayer which has been ordered by the tax authority to pay, within a prescribed time limit, the amount of taxes which should be paid or remitted but have not been paid or have been underpaid within the time limit, the tax authority may, in addition to pursuing the payment of the amount of taxes the taxpayer has failed to pay or underpaid by the mandatory measures, impose a fine of 50% or more of the amount of taxes which have not been paid or underpaid but not more than five times of the said amount. Therefore, if tax authorities deem non-PRC shareholders as taxpayers and the said shareholders fail to pay off the taxes, the shareholders may subject to the aforesaid sanctions.

Under the EIT Law and the implementation rules issued by the State Council, if we are considered as a “resident enterprise” which is “domiciled” in China, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC, subject to any lower withholding tax rate as may be contained in any income tax treaty or agreement that China has entered into with the government of the

Taxation

jurisdiction where such “non-resident enterprises” were incorporated. However, the EIT law and the implementation rules also provide that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested resident enterprise are exempted from income tax, subject to certain conditions. Therefore, if we are classified as a resident enterprise under the EIT Law, the dividends received from our Chinese subsidiaries will be exempted from withholding tax.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following summary describes the material United States federal income tax consequences to a United States Holder (as defined below) of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders who hold our ordinary shares or ADSs as capital assets (generally, property held for investment). As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

➢	an individual citizen or resident of the United States;

➢

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate the income of which is subject to United States federal income taxation regardless of its source; or

➢

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

➢	a dealer in securities or currencies;

➢	a financial institution;

➢	a regulated investment company;

➢	a real estate investment trust;

➢	an insurance company;

➢	a tax-exempt organization;

➢	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

➢	a trader in securities that has elected the mark-to-market method of accounting for your securities;

➢	a person liable for alternative minimum tax;

➢	a person who owns or is deemed to own 10% or more of our voting stock;

➢	a partnership or other pass-through entity for United States federal income tax purposes; or

➢	a person whose “functional currency” is not the U.S. dollar.

Taxation

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and final and proposed regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, but not our ordinary shares, will, upon listing on the NYSE, be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC (the “Treaty”),

Taxation

and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs or are readily traded on an established securities market in the United States, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Furthermore, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC (as discussed under “—Passive Foreign Investment Company” below) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held our ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of capital, causing a reduction in the adjusted basis of your ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of your ADSs or ordinary shares), and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Distribution of ADSs, ordinary shares or rights to subscribe to ordinary shares that are received as part of a pro-rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Passive Foreign Investment Company

Based on the nature of our business and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we were a PFIC for 2011 and we do not expect to become one in the current or any foreseeable future year, although there can be no assurance in this regard.

In general, we will be a PFIC for any taxable year in which:

➢	at least 75% of our gross income is passive income, or

Taxation

➢	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on our anticipated market capitalization, a decrease in the price of our ADSs or ordinary shares may also result in our becoming a PFIC. The composition of our income and our assets will also be affected by how, and how quickly we spend the cash raised in this offering. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

➢	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

➢	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

➢

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. In addition, under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, or a lower-tier PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to United States Holders of ADSs if the ADSs are listed on the NYSE, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is

Taxation

intended that only the ADSs and not our ordinary shares will be listed on the NYSE. Consequently, if you are a United States Holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or become a PFIC.

If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each taxable year that we are a PFIC any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, if we are treated as a PRC “resident enterprise” under the PRC tax law and PRC tax was imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of ADSs or ordinary shares and the election to treat any gain as PRC source, including the availability of the foreign tax credit under your particular circumstances.

Taxation

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Underwriting

We are offering the ADSs described in this prospectus through the underwriters named below. Oppenheimer & Co. Inc. and Cowen and Company, LLC are the underwriters. We have entered into an underwriting agreement with the representative. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase and we have agreed to sell to the underwriters, the number of ADSs listed next to its name in the following table.

Underwriters	Number of ADSs
Oppenheimer & Co. Inc.
Cowen and Company, LLC

Total

The underwriting agreement provides that the underwriters must buy all of the ADSs if they buy any of them. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

Our ADS is offered subject to a number of conditions, including:

➢	receipt and acceptance of our ADS by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representative that the underwriters intend to make a market in our ADS but that they are not obligated to do so and may discontinue making a market at any time without notice.

All sales of ADSs in the United States will be made through United States registered broker-dealers. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The underwriters have been granted an option to buy up to an aggregate of              additional ADSs from us. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional ADSs approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$              per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the ADSs at the prices and upon the terms stated therein.

Underwriting

The following table shows the per ADS and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS		Total
Underwriting discounts and commissions	No exercise	Full exercise	No exercise	Full exercise
Newsummit Biopharma Holdings Limited	US$	US$	US$	US$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately US$            .

NO SALES OF SIMILAR SECURITIES

We, all of our directors, executive officers, existing shareholders and certain holders of our share options have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the underwriters, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our ADS or securities convertible into or exchangeable or exercisable for our ordinary shares. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension in the circumstances described in the paragraph below. At any time and without public notice, the underwriters may, in their sole discretion, release some or all of the securities from these lock-up agreements.

Notwithstanding the above, if (i) during the period beginning on the date that is 15 calendar days plus three business days before the last day of the 180-day period described in the paragraph above, or the initial lock-up period, and ends on the last day of the initial lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16 day period beginning on the last day of the initial lock-up period, then the restrictions imposed by these lock-up agreements will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

INDEMNIFICATION

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NYSE LISTING

We plan to apply to the NYSE for the listing of our ADSs under the symbol “NSB.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ADS, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Underwriting

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADS while this offering is in progress. These transactions may also include making short sales of our ADS, which involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADS in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our ADS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our ordinary shares. The initial public offering price will be determined by negotiation by us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representative;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage

Underwriting

activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us or our subsidiaries. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

NOTICE TO INVESTORS

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

➢	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;

➢

to any legal entity which has two or more of: (i) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s); (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts;

➢

to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

➢

in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State; and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Underwriting

Notice to prospective investors in the United Kingdom

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to prospective investors in Switzerland

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

➢	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

➢	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

➢

to qualified investors (investisseurs qualifiés) or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

➢	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

➢

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to prospective investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an

Underwriting

investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a wholesale client.

Notice to prospective investors in Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

Our securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our securities is made pursuant to exemptions provided in sections 274

Underwriting

and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our securities is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

➢

by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

➢	for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

➢

to an institutional investor, for corporations under Section 274 of the SFA, or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

➢	where no consideration is given for the transfer; or

➢	where the transfer is by operation of law.

In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.

Expenses relating to this offering

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, NYSE listing fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee, all amounts are estimates.

SEC registration fee	US$
NYSE listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

Legal matters

Certain legal matters as to the United States federal and New York law, including United States federal income tax law, in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher and Flom LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law, including Cayman Islands tax law, will be passed upon for us by Harney Westwood & Riegels. Legal matters as to PRC law, including PRC tax law, will be passed upon for us by Jun He Law Offices and for the underwriters by Commerce & Finance Law Offices. Simpson Thacher & Bartlett LLP may rely upon Harney Westwood & Riegels with respect to matters governed by Cayman Islands law and Jun He Law Offices with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher and Flom LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

Experts

Our consolidated financial statements and the related financial statement schedules as of December 31, 2009 and 2010, and for each of the years in the two-year period ended December 31, 2010, included in this prospectus, have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statements schedules have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.

Where you can find additional information

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Newsummit Biopharma Holdings Limited

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2009 and 2010	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2009 and 2010	F-4
Consolidated Statements of Changes in Equity (Deficit) and Comprehensive Income (Loss) for the Years Ended December 31, 2009 and 2010	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009 and 2010	F-6
Notes to Consolidated Financial Statements	F-7
Additional Information—Financial Statement Schedule I	F-28

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheet as of June 30, 2011	F-32
Unaudited Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2010 and 2011	F-33
Unaudited Condensed Consolidated Statements of Changes in Equity (Deficit) and Comprehensive Income (Loss) for the Six Months Ended June 30, 2010 and 2011	F-34
Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2010 and 2011	F-35
Notes to Unaudited Condensed Consolidated Financial Statements	F-36

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Newsummit Biopharma Holdings Limited

We have audited the accompanying consolidated balance sheets of Newsummit Biopharma Holdings Limited and its subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, changes in equity and comprehensive income (loss), and cash flows for each of the two years in the period ended December 31, 2010, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Newsummit Biopharma Holdings Limited and its subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material aspects, the information set forth therein.

/s/    Deloitte Touche Tohmatsu CPA Ltd.

Shanghai China

August 29, 2011

Newsummit Biopharma Holdings Limited

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for share data)

	As of December 31,
	2009	2010
Assets
Current assets:
Cash and cash equivalents	$4,785,897	$7,555,081
Restricted cash	1,757,418	1,811,950
Accounts receivable, net of allowance for doubtful accounts of $51,193 and $246,499 at December 31, 2009 and 2010, respectively	7,099,879	29,670,990
Prepaid rental and other current assets	4,511,921	5,684,863

Total current assets	18,155,115	44,722,884
Property and equipment, net	1,836,912	1,812,458
Investment in affiliates	841,654	927,232
Other investment	—	452,987
Prepaid rental, non-current and other non-current assets	9,383,688	13,303,145

Total Assets	$30,217,369	$61,218,706

Liabilities, Mezzanine Equity and Equity (Deficit)
Current liabilities:
Short-term borrowings	$1,464,515	$1,509,958
Accounts payable	6,368,044	24,271,366
Advances from customers	10,229,088	11,672,374
Income tax payable	162,053	841,392
Other taxes payable	154,641	1,644,738
Amounts due to related parties	272,375	1,186,081
Derivative liability	—	974,199
Legal settlement charge payable	18,000,000	7,236,274
Other current liabilities	3,392,319	5,962,899

Total current liabilities	40,043,035	55,299,281
Other non-current liabilities	805,483	2,934,014

Total Liabilities	$40,848,518	$58,233,295

Commitments and Contingencies (Note 17)

Mezzanine Equity
Series A convertible redeemable preferred shares ($0.001 par value): nil and 2,232,547 shares authorized, nil and 2,029,581 shares issued and outstanding as of December 31,2009 and 2010, respectively (liquidation value $20,000,000 at December 31, 2010)	$—	$22,232,629
Series A convertible redeemable preferred shares purchase price receivable	—	(5,000,000)
Redeemable ordinary shares ($0.001 par value): nil and 7,646,720 shares issued and outstanding as of December 31, 2009 and 2010, respectively	—	31,384,799

Equity (Deficit)
Ordinary shares ($0.001 par value): 50,000,000 and 47,767,453 shares authorized; 20,600,000 and 12,953,280 shares issued and outstanding as of December 31, 2009 and 2010, respectively	20,600	12,953
Additional paid-in capital	20,079,080	3,057,650
Accumulated deficit	(31,469,353)	(49,634,778)
Accumulated other comprehensive income	1,078,109	1,099,171

Total Newsummit deficit	(10,291,564)	(45,465,004)
Non-controlling interests	(339,585)	(167,013)

Total Deficit	(10,631,149)	(45,632,017)

Total Liabilities, Mezzanine Equity and Deficit	$30,217,369	$61,218,706

The accompanying notes are an integral part of these consolidated financial statements.

Newsummit Biopharma Holdings Limited

CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for share data)

	Years Ended December 31,
	2009	2010
Net revenues	$10,322,895	$30,353,207
Cost of revenues (cost of revenues with related parties were nil and $1,188,793 for 2009 and 2010, respectively)	(11,021,890)	(25,942,163)

Gross profit (loss)	(698,995)	4,411,044
Selling expenses	(622,031)	(791,547)
General and administrative expenses	(2,090,099)	(2,830,108)
Other operating profit	53,338	23,762

Income (loss) from operations	(3,357,787)	813,151
Interest income	41,110	47,850
Interest expense	(82,192)	(79,754)
Other income, net	232,421	617,066
Legal settlement charge	(5,000,000)	(236,274)
Loss on change in fair value of derivative liability	—	(453,437)

Income (loss) before income taxes and equity in affiliates	(8,166,448)	708,602
Income tax benefit (expense)	174,181	(1,543,957)

Net loss before equity in affiliates	(7,992,267)	(835,355)
Income (loss) from equity in affiliates	(68,625)	40,651

Net loss	(8,060,892)	(794,704)
Less: net income (loss) attributable to non-controlling interests	(333,282)	180,314

Net loss attributable to Newsummit shareholders	(7,727,610)	(975,018)
Deemed dividend on Series A convertible redeemable preferred shares	—	(1,119,041)

Net loss attributable to ordinary shareholders	$(7,727,610)	$(2,094,059)

Net loss per share:
Basic	$(0.38)	$(0.10)
Diluted	$(0.38)	$(0.10)

Weighted average number of shares used in computation:
Basic	20,600,000	16,389,067
Diluted	20,600,000	16,389,067

The accompanying notes are an integral part of these consolidated financial statements.

Newsummit Biopharma Holdings Limited

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars except for share data)

	Ordinary shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Equity (Deficit) attributable to Newsummit Biopharma	Non-controlling Interests	Total Equity (Deficit)
	shares
Balance at December 31, 2008	20,600,000	$20,600	$20,079,080	$(23,741,743)	$1,067,770	$(2,574,293)	$(49,993)	$(2,624,286)
Net loss	—	—	—	(7,727,610)	—	(7,727,610)	(333,282)	(8,060,892)
Foreign currency translation adjustments	—	—	—	—	10,339	10,339	(218)	10,121

Comprehensive loss						(7,717,271)	(333,500)	(8,050,771)

Capital contribution by non-controlling interests	—	—	—	—	—	—	43,908	43,908

Balance at December 31, 2009	20,600,000	20,600	20,079,080	(31,469,353)	1,078,109	(10,291,564)	(339,585)	(10,631,149)
Net income (loss)	—	—	—	(975,018)	—	(975,018)	180,314	(794,704)
Foreign currency translation adjustments	—	—	—	—	21,062	21,062	(7,742)	13,320

Comprehensive income (loss)						(953,956)	172,572	(781,384)

Deemed dividend on Series A convertible redeemable preferred shares	—	—	(1,119,041)	—	—	(1,119,041)	—	(1,119,041)
Redeemable ordinary shares reclassified to mezzanine equity	(7,646,720)	(7,647)	(15,902,389)	(15,474,763)	—	(31,384,799)	—	(31,384,799)
Adjustment of Series A convertible redeemable preferred share to fair value at issuance	—	—	—	(1,715,644)	—	(1,715,644)	—	(1,715,644)

Balance at December 31, 2010	12,953,280	$12,953	$3,057,650	$(49,634,778)	$1,099,171	$(45,465,004)	$(167,013)	$(45,632,017)

The accompanying notes are an integral part of these consolidated financial statements

Newsummit Biopharma Holdings Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years Ended December 31,
	2009	2010
	$	$
Cash flows from operating activities:
Net loss	$(8,060,892)	$(794,704)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation	308,350	368,926
Allowance for doubtful accounts	—	195,306
Loss on change in fair value of derivative liability	—	453,437
Loss on disposal of property and equipment	6,113	18,212
(Income) loss from equity in affiliates	68,625	(40,651)
Legal settlement charge	5,000,000	236,274
Changes in operating assets and liabilities:
Accounts receivable	(7,090,624)	(22,766,417)
Prepaid rental and other current assets	(2,522,497)	(1,172,942)
Prepaid rental, non-current and other non-current assets	(9,156,987)	(3,919,457)
Accounts payable	5,196,948	17,903,322
Advances from customers	9,627,736	1,443,286
Other current liabilities	436,711	2,489,286
Amounts due to related parties	29,290	913,706
Income tax and other taxes payables	268,850	2,169,436
Other non-current liabilities	805,483	2,128,531
Legal settlement	—	(11,000,000)

Net cash used in operating activities	(5,082,894)	(11,374,449)

Cash flows from investing activities:
Purchases of property and equipment	(737,474)	(311,951)
Restricted cash	3,122,165	(54,532)
Other investments	—	(452,987)

Net cash provided by (used in) investing activities	2,384,691	(819,470)

Cash flows from financing activities:
Repayment of short-term bank borrowings	(4,389,476)	(1,475,928)
Cash received from short-term bank borrowings	1,464,472	1,475,928
Proceeds from issuance of Series A convertible redeemable preferred shares	—	15,000,000
Capital contribution from non-controlling interests	43,908	—

Net cash provided by (used in) financing activities	(2,881,096)	15,000,000

Effect of exchange rate changes	8,854	(36,897)

Net increase (decrease) in cash and cash equivalents	(5,570,445)	2,769,184

Cash and cash equivalents—beginning of the year	10,356,342	4,785,897

Cash and cash equivalents—end of the year	4,785,897	7,555,081

Supplemental disclosure of cash flow information:
Cash paid for income taxes	477,942	684,116

Cash paid for interest expense	82,192	79,754

Non-cash investing and financing activities:

Series A convertible redeemable preferred shares issuance costs in accounts payable	—	81,294

Reclassification of redeemable ordinary shares	—	31,384,799

Increases of leasehold improvements included in other payables	219,677	—

The accompanying notes are an integral part of these consolidated financial statements.

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

1.    Organization and Principal Activities

Newsummit Biopharma Holdings Limited (the “Company”) was incorporated on July 26, 2007 in the Cayman Islands by Mr. Jun Ren. The Company, through its subsidiaries (collectively, the “Group”), provides one stop professional solutions focusing on new drug development in the People’s Republic of China (“PRC”). These services consist of pre-clinical development services, clinical development services, and assistance in the preparation of regulatory submission of Investigational New Drug (“IND”) and New Drug Application (“NDA”) applications.

The Group was initially started in 2001 through Shanghai Newsummit Biopharma R&D Co., Ltd. (“Newsummit R&D”) which was formed in the PRC on April 24, 2001 by Mr. Jun Ren. On June 20, 2003, Mr. Jun Ren established Green Villa Holdings Ltd. (“Green Villa”) for the sole purpose of controlling and consolidating Newsummit R&D. As of September 30, 2007 Green Villa held 88.05% of Newsummit R&D equity.

On October 1, 2007, Sansar Capital Special Opportunity Master Fund LP (“Sansar”), an unrelated third party, Green Villa and Mr. Jun Ren entered into a share purchase agreement, under which Sansar would purchase 12.12% of the common shares of Green Villa for an aggregate purchase price of $5 million. Mr. Jun Ren held these shares on behalf of Sansar until June 2010.

On October 4, 2007, Sequoia Capital China (“Sequoia China”), an unrelated third party, Green Villa and Mr. Jun Ren entered into a common share purchase agreement, pursuant to which Sequoia China would purchase 25% of Green Villa for an aggregate purchase price of $11 million. Immediately after the agreement, Mr. Jun Ren is the registered holder of 40,000 issued and outstanding shares of Green Villa (the “Ren Shares”) and Sequoia China is the registered holder of 13,333 issued and outstanding shares of Green Villa (the “Sequoia Shares”).

Upon incorporation, the Company had 5,000,000 ordinary shares authorized, issued and outstanding with a par value of $0.01 per share, all of which were held by Mr. Jun Ren. On June 8, 2010, Mr. Jun Ren redeemed 4,999,999 ordinary shares of par value of $0.01 for nil consideration. Such redeemed shares were cancelled and became available for future issuance. Upon completion of the redemption of shares, the Company implemented a share split whereby all of 5,000,000 authorized ordinary shares, having a par value of $0.01 per share, were converted into 50,000,000 ordinary shares, having a par value of $0.001 per share. The share split has been retroactively reflected for all periods presented. Concurrently, the shareholders of Green Villa exchanged all of their outstanding shares of Green Villa for 20,599,990 common shares of the Company. The exchange has been accounted for as a reverse acquisition and the financial statements of the Company presents the historical results, assets and liabilities of Green Villa on the consummation of the reverse acquisition on the basis that Green Villa was the accounting acquirer. Prior to the reverse acquisition, the Company had no significant assets or operations of its own.

The share and per share data relating to the ordinary shares issued to the shareholders by the Company during the reorganization are presented as if the recapitalization transactions occurred at the beginning of the first period presented.

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

In June, November and December of 2010, the Company issued a total of 2,029,581 shares of Series A convertible redeemable preferred shares (“Series A Shares”) at a subscription price of $9.854 per share for total cash proceeds of $15 million and a subscription receivable of 5 million, which was subsequently collected in January 2011. Pursuant to the Series A Share purchase agreement in June 2010, Sequoia China and Sansar, which hold 25% and 12.12%, respectively, of outstanding common shares were granted an ordinary share redemption right of $2.136 per ordinary share exercisable only in the event that the Series A Shares are first redeemed in full. The redemption right was not included in the original terms of ordinary shares; accordingly, such redeemable ordinary shares have been reclassified into mezzanine equity at fair value on the effective date of the Series A Shares purchase agreement.

The Company’s major subsidiaries as of December 31, 2010 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Green Villa	June 20, 2003	BVI	100%
Newsummit R&D.	Apr 24, 2001	PRC	88.05%
Shanghai Newsummit Biopharma Co., Ltd.	Nov 2, 2005	PRC	99.50%
Dalian Newsummit Biopharmaceutical Technology Service Co., Ltd.	June 8, 2007	PRC	90%
Taizhou Newsummit Biopharma Co., Ltd.	Oct 30, 2007	PRC	93.07%
Shanghai Xingaofeng Newsummit Biopharma Co., Ltd. (“Xingaofeng”)	Dec 11, 2007	PRC	100%
Wuhan Biolake New Drug Incubation Public Service Platform Co., Ltd.	July 29, 2009	PRC	100%

2.    Summary of Principal Accounting Policies

(a)    Basis of Presentation

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”).

The Group has experienced net losses and negative cash flows from operations during the course of the years presented. In addition, the Group has a working capital deficit of $10,576,397 as of December 31, 2010. The working capital deficit was primarily attributable to significant accounts payable of $24,271,366, advances from customers of $11,672,374 and legal settlement charge payable of $7,236,274. In addition, the Group prepaid rent of $13,303,145 to national life science parks, which has been classified as long-term rental prepayments. The Group believes that the cash expected to be generated from operations in 2011 will provide the Group with sufficient liquidity to meet its working capital needs. In addition, the Group collected the outstanding $5 million subscription receivable in January 2011 from its Series A Shares issuance. As a result, the Group will be able to realize its assets and satisfy its liabilities in the normal course of business and the accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern.

(b)    Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

(c)    Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported net revenues and expenses during the reporting periods. Actual results may differ from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include assumptions regarding the recoverability of the accounts receivable, collectability of sales proceeds, the estimated useful lives of long-lived assets, valuation of deferred tax assets, future cash flow and probability estimates for purposes of determining the fair value of the ordinary shares and Series A Shares of the Company and fair value measurement of derivative liabilities.

(d)    Fair Value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Group believes the fair value of its financial instruments, principally cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their recorded values due to the short-term nature of the instruments or interest rates, which are comparable with current rates.

(e)    Functional Currency and Foreign Currency Translations

The Company and its non-PRC subsidiaries’ functional currency is the United States dollar (“US dollar” or “US$”). Transactions denominated in currencies other than the functional currencies are translated

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

into the functional currencies at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the transaction dates. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are recognized in the consolidated statements of operations.

The Company’s PRC subsidiaries’ functional currency is the Renminbi (“RMB”), the official currency in the PRC. The reporting currency of the Group is the US dollar. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and net revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statements of changes in equity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB26,043,659 (equivalent to $3.8 million) and RMB35,903,498 (equivalent to $5.4 million) as of December 31, 2009 and 2010, respectively.

(f)    Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less when purchased.

(g)    Restricted Cash

Restricted cash represents RMB deposits in bank accounts, which are not available for the Company’s general use, as security against short-term bank borrowings. Upon repayment of the bank borrowings which typically takes one year, the deposits are released by the bank and become available for general use by the Company.

(h)    Accounts Receivable

Accounts receivable represents those receivables derived in the ordinary course of business. The Group establishes an allowance for doubtful accounts based on estimates, aging analyses of accounts receivable balances, historical experience and other factors surrounding the credit risk of specific customers. The Group usually offers six month credit terms to its customers. Allowance for doubtful accounts are charged to general and administrative expenses.

The Group recorded nil and $195,306 allowance for doubtful accounts for the years ended December 31, 2009 and 2010, respectively.

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

(i)    Investment in Affiliates

Affiliated companies are generally entities over which the Group has significant influence, but which it does not control. The Group generally considers an ownership interest of 20% or higher to represent significant influence. Under the equity method, original investments are recorded at cost and adjusted by the Group’s share of undistributed earnings or losses of these entities and by dividend distributions or subsequent investments.

(j)    Property and Equipment, net

Property and equipment are stated at cost less the accumulated depreciation, and depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Lives in Years
Office furniture and electronic equipment	5 years
Leasehold improvement	Shorter of the lease term or expected useful life
Motor Vehicle	5 years
Machinery	10 years

Gains and losses from the disposal of property and equipment are included in income from operations.

(k)    Revenue Recognition

The Group provides one stop professional solutions focusing on new drug development (“NDD”) in the PRC. These NDD service agreements consist of pre-clinical development, clinical development, and preparation of reports which provide the basis for the regulatory submission of IND and NDA applications forms. The service agreements are long-term in nature with contractual terms ranging from 2 (pre-clinical contracts) to 5 years (clinical contracts). The Group also provides technical services to customers for Medical Devices Research (“MDR”).

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Given the nature of the services provided under the Group’s agreements with its customers, the Group recognizes revenues by using the milestone method. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognized as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each agreement. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and the costs and staffing to achieve the milestone.

At the inception of each service agreement, management will perform an analysis and assign proper weighting to the services to be provided based on the factors noted above. Based on this analysis, management will define the substantive milestones, and reach an agreement with each customer as to the

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

defined milestones and the amount payable upon completion of each substantive milestone. At the completion of each milestone, the Company will review the status with its customers and receive their concurrence that the milestone has been completed prior to recognizing the associated revenue.

(l)    Business Tax and Related Surcharges

The Group is subject to business tax, education surtax, and urban maintenance and construction tax, on the services provided in the PRC. Business tax and related surcharges are primarily levied based on revenues at rates ranging from 5% to 5.55% and are recorded as a reduction of revenues.

(m)    Cost of Revenues

Cost of revenues primarily consists of fees paid to third-party research and development companies to whom the Group outsources certain activities, costs incurred in performing research and development internally, rent charges related to national life science parks infrastructure and other overhead expenses directly attributable to the services provided and other direct costs.

Cost of revenues also includes the cost incurred during the Group’s internal project screening process, which the company uses to vet drug development projects. The Group recorded $2,833,992 and $3,943,818 of costs associated with project screening for the years ended December 31, 2009 and 2010, respectively.

(n)    General and Administrative Expenses

General and administrative expenses consist primarily of payroll expenses, professional service fees and other overhead expenses incurred by the Group’s operations.

(o)    Operating Leases

Leases are accounted for as operating leases if substantially all of the risks and rewards of ownership of the assets remain with the lessor. Payments made under operating leases net of any incentives received are charged to the consolidated statements of operations on a straight-line basis over the lease period.

(p)    Government Subsidies

The Group received unrestricted cash subsidies of $241,814 and $290,486 for the years ended December 31, 2009 and 2010, respectively, from local government agencies. The government agencies use their discretion to determine the amount of the subsidies. The subsidies are unrestricted as to use and can be utilized by the Company in any manner it deems appropriate. The Group has utilized, and expects to continue to utilize, these subsidies to fund general operating expenses. The Group records unrestricted government subsidies as other income in the consolidated statements of operations.

Other cash subsidies received from the government, on the condition that the Group meets certain obligations, have been recorded as a non-current liability and will not be recognized as other income in the statement of operations until completion of the projects to which they relate, which is not expected

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

within 12 months. The cash subsidies are received by the Company’s subsidiaries in PRC from the local governments. These subsidies are generally provided as incentives for supporting certain activities associated with drug development projects. The conditions required to be completed prior to recognition of the subsidy typically involve the completion of certain testing activities carried out in connection with the completion and submission of documents required for the clinical research applications approval from the government authority. The non-current cash subsidies recorded as other non-current liabilities were $805,483 and $2,934,014 as of December 31, 2009 and 2010, respectively.

(q)    Income Taxes

Current income taxes are provided for in accordance with the relevant statutory tax laws and regulations.

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against deferred tax assets that it determines to be more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

(r)    Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of common shares outstanding during the period. For the years ended December 31, 2009 and 2010, the Group determined that Series A Shares and redeemable ordinary shares were participating securities as they participate in undistributed earnings on the same basis as the ordinary shares. Accordingly, the Group has used the two-class method of computing basic earnings per share. The Series A Shares agreement does not require the Series A Shares shareholders to participate in losses of the Group.

Diluted net income (loss) per share is computed by giving effect to all potential dilutive shares, including redeemable ordinary shares and Series A Shares. Diluted net income (loss) per share is computed using the more dilutive of the two-class method or the if-converted method.

(s)    Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners and is comprised of net income (loss) and foreign currency

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

translation adjustments. Comprehensive income (loss) is reported in the consolidated statements of changes in equity and comprehensive income (loss).

(t)    Concentration of Credit Risks

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. All of the Group’s cash and cash equivalents are held with financial institutions that the Group believes to be high credit quality. The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

The following table summarizes customers which accounted for 10% or more of total net revenues:

	Net revenues
	Years Ended December 31,
	2009	2010
	$	$
Customer A	5,706,960	*
Customer B	*	5,629,500

The following table summarizes customers which accounted for 10% or more of accounts receivable:

	Accounts receivable
	As of December 31,
	2009	2010
	$	$
Customer A	6,042,207	*
Customer B	*	5,870,472
Customer C	801,968	*

*	Less than 10% in the stated periods.

(u)    Non-controlling Interests

The Group adopted an authoritative pronouncement issued by the Financial Accounting Standards Board (“FASB”) regarding non-controlling interests in consolidated financial statements. The pronouncement requires non-controlling interests to be separately presented as a component of equity in the consolidated financial statements. The presentation regarding non-controlling interest was retroactively applied for all the presented periods.

(v)    Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements”. The ASU amends ASC 820 (formerly SFAS 157) to add new requirements for disclosures about (1) the different classes of assets and

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The guidance in the ASU is effective for the first reporting period beginning after December 15, 2009 the adoption of which did not have a material impact on the financial statements, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, entities will not be required to provide the amended disclosures for any previous periods presented for comparative purposes. However, those disclosures are required for periods ending after initial adoption. Early adoption is permitted. The Group does not expect that the adoption of the Level 3 guidance of this ASU to have a significant impact on its consolidated financial statements.

In April 2010, the FASB issued ASU 2010-01“, “Compensation—Stock Compensation (Topic 718); Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. The objective of this ASU is to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. ASU 2010-13 clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. The Group does not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

In May 2011, the FASB issued an authoritative pronouncement on fair value measurement. The guidance is the result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011, for public entities. Early application by public entities is not permitted. The Group does not expect the adoption of this pronouncement will have a significant effect on its consolidated financial position or results of operations.

In June 2011, FASB issued ASU 2011-05, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (“OCI”). The ASU does not change the items that must be reported in OCI. For public entities, the ASU’s amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. For all entities, guidance must be applied

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

retrospectively for all periods presented in the financial statements. Early adoption is permitted. The Group does not expect the adoption of this ASU will have a significant impact on its consolidated financial statements.

3.    Legal Settlement Charge

On October 8, 2007, Green Villa entered into a Preferred Share Purchase Agreement with a third party. Under the agreement, the Company granted this third party an option to purchase 20% of the then total outstanding shares of Green Villa for total consideration of $10 million. Pursuant to the agreements, Green Villa was excluded from receiving investments from any other investors without pre-approval from this third party. Subsequently, this third party brought a claim against Green Villa to Hong Kong Arbitration Centre upon learning that the Company had previously received investments from other investors. In December 2009, the Newsummit parties were required to pay cash compensation for $16 million, plus costs of $2 million under the final ruling.

The Company accrued $13 million legal settlement charge payable, including punitive damage of $10 million and legal settlement cost of $3 million upon receiving the claim notice in December 2007 as the Company assessed and believed the possibility of successfully defending their case to be probable, based on the factual background and Company counsel’s legal opinion. The Company subsequently recorded an additional $5 million legal settlement charge upon receipt of the final ruling in 2009.

The following table summarizes the movements of the balance of the legal settlement charge payable:

	Years Ended December 31,
	2009	2010
	$	$
Beginning balance	13,000,000	18,000,000
Accrual of legal settlement charge upon receipt of the final ruling	5,000,000	—
Payment	—	(11,000,000)
Accrued interest	—	236,274

Ending balance	18,000,000	7,236,274

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

4.    Prepaid Rental and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2009	2010
	$	$
Prepaid rental fee—current portion	2,628,804	4,763,918
Advances to suppliers	883,498	414,181
Other receivables	443,374	252,760
Deferred tax assets—current portion	518,475	215,243
Others	37,770	38,761

Total	4,511,921	5,684,863

Prepaid rental fee represents advance lease payments made to four national life science parks located in China and are being amortized using the straight-line method over the lease terms.

5.    Property and Equipment, net

Property and equipment, net consists of the following:

	As of December 31,
	2009	2010
	$	$
Lease improvements	800,328	825,162
Furniture, fixtures and equipment	1,146,094	1,186,020
Motor vehicles	651,630	781,190

Total	2,598,052	2,792,372
Less: accumulated depreciation	(783,108)	(1,168,840)

Subtotal	1,814,944	1,623,532
Construction in progress	21,968	188,926

Property and equipment, net	1,836,912	1,812,458

Depreciation expense was $308,350 and $368,926 for the years ended December 31, 2009 and 2010, respectively.

6.    Investment in Affiliates

In March 2006, the Group entered into a cooperation agreement with Shanghai Dahua Pharmaceutical Co., Ltd and Shanghai Urban Argo-Business Co., Ltd to form a joint venture, Shanghai Urban Newsummit Pharma Co., Ltd (“Urban Newsummit”), which possesses the high-tech transformation project certificate for Human Keratinocyte Growth Factor-2 (“rhKGF-2”) and was formed for the sole purpose to commercialize rhKGF-2. The Group contributed patented technologies related to rhKGF-2 for a 34.09% equity interest in the joint venture. The Group’s investment in Urban Newsummit is accounted for using the equity method of accounting as the Group is able to exercise significant influence over the operating and financial policies of Urban Newsummit.

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

7.    Short-term Borrowings

Short-term borrowings include short-term bank loans borrowed from PRC commercial banks and are guaranteed by bank deposits. The loans carried effective interest rates of approximately 4.78% and 5.42% for the years ended December 31, 2009 and 2010, respectively. The principal balance outstanding as of December 31, 2009 and 2010 was $1,464,515 and $ 1,509,958, respectively.

8.    Other Current Liabilities

Other current liabilities consisted of the following:

	As of December 31,
	2009	2010
	$	$
Accrued payroll	1,127,838	1,825,129
Other payables	2,264,481	4,137,770

Total	3,392,319	5,962,899

Other payables consist of an unpaid balance related to leasehold improvements and an deposit provided by an individual investor who was later refunded the deposit in January 2011.

9.    Series A Convertible Redeemable Preferred Shares

On June 13, November 6 and December 31, 2010, the Company issued 1,319,211 shares, 202,963 shares and 507,407 shares of Series A Shares, par value $0.001, respectively, at $9.854 per share for total consideration of $20,000,000.

Given the nature of certain key terms of the Series A Shares as listed below, the Company has classified the Series A Shares as mezzanine equity:

Conversion

Each holder of Series A Shares shall have the right, at such holder’s sole discretion, to convert all or any portion of the Series A Shares into ordinary shares at any time. The initial conversion price is the issuance price of $9.854 per share, subject to adjustment in the event of (1) stock splits, share combinations, share dividends, recapitalizations and similar events, and (2) issuance of ordinary shares at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance, and (3) special one-time adjustment based on the agreed formula.

The Series A Shares will be automatically converted into ordinary shares at the then applicable conversion price upon (1) the date specified by written consent or agreement by the holders of at least two-thirds of the Series A Shares then outstanding; or (2) the closing of a Qualified Initial Public Offering (“QIPO”). A QIPO refers to a firm commitment underwritten public offering of the ordinary shares in the United States by a major underwriter, at a public offering with gross proceeds to the Company of not less than $80,000,000 (excluding underwriting discounts, commissions and expenses) and resulting in an

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

initial market capitalization of at least $400,000,000, or in a similar public offering of ordinary shares in a jurisdiction approved by the Board and on a recognized securities exchange outside of the United States, including, but not limited to, The Stock Exchange of Hong Kong Limited (Main Board), provided such public offering in terms of price, offering proceeds and regulatory approval is reasonably equivalent to the aforesaid public offering in the United States.

The conversion option can only be settled by issuance of ordinary shares except that fractional shares may be settled in cash.

Voting Rights

The holders of Series A Shares are entitled to vote with ordinary shareholders on an as-converted basis.

Dividends

The holders of Series A Shares are entitled to receive out of any funds legally available, when and if declared by the Company's board of directors, a non-cumulative dividend of 5% per annum in preference to any dividend on any other class or series of shares. No dividends or other distributions (whether in cash, in property, or in shares of the Company) may be made or declared with respect to any other class or series of shares of the Company unless and until a dividend in like amount is fully paid on all outstanding Series A Shares on an as-converted basis.

Redemption

At any time after five years from the Series A Shares issue date, at the option of any holder of Series A Shares, the Company may be required to redeem all, but not less than all, of the Series A Shares by such holder at a redemption price per share equal to the greater of: (1) issue price plus a compounded 15% return per annum, or (2) the fair market value of the Series A Shares as determined by an independent appraiser as mutually agreed by the Company and such Series A Shares shareholder(s).

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A Share shall be entitled to receive, in preference to the holders of ordinary shares, an amount equal to 100% of the purchase price (the “Preference Amount”) per Series A Share plus all declared but unpaid dividends thereon. After the Preference Amount has been paid, any remaining funds or assets legally available for distribution shall be distributed pro rata among the holders of Series A Shares together with ordinary shares.

Liquidation event shall mean unless otherwise waived by the Series A Shares investors: (a) any consolidation, amalgamation or merger of the Company with or into any person, or any other corporation reorganization, including a sale or acquisition of equity securities of the Company, in which the shareholders of the Company immediately before such transaction own less than 50% of the Company’s voting power immediately before such transaction own less than 50% of the Company’s voting power immediately after such transaction (excluding any transaction effected solely for tax purposes or to change the Company’s domicile); or (b) the exclusive licensing of all or substantially all of

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

the Company’s intellectual property to a third party. The Company shall pay the amount received by the Company to the holders of the Series A Shares an amount per share equal to 100% of the Series A issue price plus all declared but unpaid dividends thereon.

If, upon any liquidation, the assets of the Company legally available to be distributed among the holders of the Series A Shares shall be insufficient to make payment of the foregoing amounts in full on all Series A Shares, then such assets legally available for distribution shall be distributed among the holders of Series A Shares, ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon. After distribution or payment in full of the amount distributable or payable on the Series A Shares, the remaining assets of the Company available for distribution to members shall be distributed ratably among the holders of outstanding ordinary shares and holders of outstanding preferred shares on an as-converted basis.

Registration Rights

The Series A Shares shareholders have the following registration rights: (i) demand registration rights, (ii) piggyback registration rights, and (iii) Form S-3 registration rights. The Company is required to use its best effort to affect the registration if requested by such shareholders, but in no event is it required to transfer consideration to them if a registration fails or cannot be maintained effective.

The ability to redeem the Series A Shares at fair market value provides the holders with the ability to receive cash equal to the value of the Conversion Feature without taking actual delivery of the shares underlying the Conversion Feature. As such, the Group determined that the Conversion Feature is required to be bifurcated from the Series A Shares and recorded as a derivative liability at fair value. The Group recorded a derivative liability of $520,762 at the issue date and subsequently recognized an increase in fair value of the liability of $453,437, which was recorded as a loss in the consolidated statements of operations.

Because the Series A Shares are automatically convertible into ordinary shares upon a QIPO, the ability of holders to redeem such shares on or after five years of issuance of Series A Shares is contingent upon a QIPO not occurring in five years. The accretion to the redemption value was calculated over the period from the issuance date to the earliest redemption date using the effective interest method and reflected as a reduction to net income to arrive at net income (loss) attributable to the ordinary shareholders in the accompanying consolidated statements of operations and amounted to $1,119,041 for the year ended December 31, 2010.

10.    Fair Value Measurements

The Group did not have any non-financial assets or liabilities measured at fair value on a non-recurring basis for the years ended December 31, 2009 and 2010.

The Company determines the fair value of the derivative liability associated with the Series A Shares using a “with-and-without” approach which considers the fair value of the Series A Shares with and without the embedded features under analysis. The valuation involves the fair value of ordinary shares and Series A Shares, and the Company’s best estimates of the probability of occurrence of future events, such as a QIPO, redemption and liquidation, on the valuation date. Determining the fair value of

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

ordinary shares and Series A Shares requires making complex and subjective judgments. The Company used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline company’s approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The equity value is then allocated using an option pricing model among the different classes of shares of the Company to determine the fair value of ordinary shares and Series A Shares. The option pricing model considers the Series A Shares and ordinary shares as call options on the Company’s equity value, with strike prices based on the liquidation preference of the Series A Shares. The main inputs to this model include equity value of the Company, exercise values, expected volatility, expected time to expiration and risk free interest rate.

The fair value measurement of the derivative liability is classified as level 3 due to significant unobservable inputs involved.

The following table summarizes the movements of the balance of the derivative liability:

	Years Ended December 31,
Derivative liability	2009	2010
	$	$
Beginning balance	—	—
Derivative liability at issuance date	—	520,762
Loss on change in fair value of derivative liability	—	453,437

Ending balance	—	974,199

11.    Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and Green Villa are not subject to tax on their respective income or capital gains. In addition, the Cayman Islands and the British Virgin Islands do not impose withholding tax on dividend payments.

PRC

The Company operates its business primarily through its PRC operating subsidiaries.

In March 2007, the PRC government enacted the Corporate Income Tax Law (the “CIT Law”), and promulgated related regulation Implementing Regulations for the PRC Corporate Income Tax Law. The new CIT law and regulation went into effect on January 1, 2008. The CIT Law, among other things, imposes a unified income tax rate of 25% for both domestic and foreign invested enterprises, and provides a five-to-ten-year transitional period for those entities established before March 16, 2007, which benefited from certain favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%. Shanghai Newsummit Biopharma Co., Ltd. which is registered in the Shanghai Pudong New District is subject to such a transition rate schedule, and its applicable rate was 20% for 2009 and 22% for 2010.

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

Newsummit R&D, a foreign investment enterprise, was exempted from income taxes for 2009 and eligible for a 50% rate reduction from 2010 through 2012 under the transition rules.

In accordance with the CIT Law, starting from January 1, 2008, dividends paid by PRC enterprises to nonresident enterprises are subject to 10% China withholding tax.

The tax expense (benefit) comprises:

	Years Ended December 31,
	2009	2010
	$	$
Current Tax	246,805	1,121,959
Deferred Tax	(420,986)	421,998

Total	(174,181)	1,543,957

The principal components of the deferred tax asset and liabilities are as follows:

	As of December 31,
	2009	2010
	$	$
Deferred tax assets:
Accrued salary expenses	2,489	2,957
Bad-debt provision	6,538	55,027
Net operating loss carry-forwards	1,765,163	2,773,761

Gross deferred tax assets	1,774,190	2,831,745
Valuation allowance	(1,136,949)	(2,616,502)

Net deferred tax assets	637,241	215,243

Analysis as:
Current	518,475	215,243

Non-current	118,766	—

Reconciliation between the provisions for income tax is computed by applying the statutory tax rate to income before income taxes and the actual provision for income taxes is as follows:

	Years Ended December 31,
	2009	2010
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	(0.16)%	3.63%
Effect of tax preference	1.55%	(60.09)%
Effect of different tax rate of subsidiary operations in another jurisdiction	(18.85)%	63.88%
Effect of different tax rate for future timing difference reversals	0.88%	(23.33)%
Valuation allowance movement	(6.29)%	208.79%

Effect of income tax rate	2.13%	217.88%

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

The aggregate amount and per share effect of the tax holidays are as follows:

	Years Ended December 31,
	2009	2010
The aggregate dollar effect	192,709	351,551
Per share effect—basic	0.01	0.02
Per share effect—diluted	0.01	0.02

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Group believes it is more-likely-than-not that the Group will realize the benefits of these deductible differences, net of the existing valuation allowances as of December 31, 2009 and 2010. The Group has recognized a valuation allowance against tax loss carry forwards of $1,136,949 and $2,616,502 at December 31, 2009 and 2010, respectively. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward periods are reduced. As of December 31, 2010, the Group had net operating loss carry-forwards of $11,236,596, of which $3,319,429, $3,745,657, and $4,171,510 will expire if not used for the years ending December 31, 2013, 2014 and 2015, respectively.

The Group made its assessment of the level of authority for each of its uncertain tax positions (including the potential application of interests and penalties) based on their technical merits, and has measured the unrecognized benefits associated with the tax positions. This assessment did not have any impact on the Group’s total liabilities or equity. At December 31, 2009 and 2010, the amount of gross unrecognized tax benefits was zero. The Group does not anticipate any significant increase to its liability for unrecognized tax benefits within the next 12 months. The Group will classify interest and penalties related to income tax matters, if any, in income tax expense.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (equivalent to approximately $15,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. The Group’s PRC subsidiaries are therefore subject to examination by the PRC tax authorities from 2007 (year of incorporation) through 2010 on transfer pricing and other tax matters.

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

12.    Loss per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders:

	Years Ended December 31,
	2009	2010
Net loss attributable to ordinary shareholders	(7,727,610)	(2,094,059)
Less: amounts allocated to redeemable ordinary shares	—	428,055

Net loss attributable to ordinary shareholders—basic and diluted	(7,727,610)	(1,666,004)
Weighted average number of ordinary shares outstanding used in computing loss per share—basic and diluted	20,600,000	16,389,067

Basic net loss per share	(0.38)	(0.10)

Diluted net loss per share	(0.38)	(0.10)

Diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	Years Ended December 31,
	2009	2010
Redeemable ordinary shares	—	4,210,933
Series A Shares	—	745,581

	—	4,956,514

13.    Employment Benefits Plan

The full-time employees of the Company’s subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multiemployer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits amounted to $180,309 and $251,188 for the years ended December 31, 2009 and 2010, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. Subsequent to the contribution, the Group has no further obligation for actual payment of the retirement benefits.

14.    Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of the Company’s PRC subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

Group’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Company’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to $1,785,051 and $2,087,923 as of December 31, 2009 and 2010, respectively. The Group has not allocated any of its after-tax profits to staff welfare and bonus funds for any period presented.

In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of $21,330,978 and $21,477,477 as of December 31, 2009 and 2010, respectively, were considered restricted.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $23,116,029 and $23,565,400 as of December 31, 2009 and 2010, respectively.

15.    Segment Reporting

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision makers (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, Mr. Jun Ren, who reviews the combined results of all service revenues when making decisions about allocating resources and assessing performance of the Group.

The Group’s management reviews its operating results on an aggregate basis and manages its operations as a single operating segment.

The Group operates in the PRC and substantially all of the Group’s net revenues from external customers and long-lived assets are located in the PRC.

16.    Related Party Balances and Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

The table below sets forth major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Urban Newsummit	Affiliate of the Company
Jun Ren	Shareholder and CEO of the Company

Details of related party balances and significant transactions as of December 31, 2009 and 2010 are as follows:

(a)    Amounts due to related parties

	As of December 31
	2009	2010
	$	$
Amounts due to related parties
Urban Newsummit	29,290	942,996
Jun Ren	243,085	243,085

(b)    Significant transactions with related parties

	Years Ended December 31
	2009	2010
	$	$
Purchases from Urban Newsummit	—	1,188,793

17.    Commitments and Contingencies

(a)    Operating lease commitments

The Group has operating lease agreements principally for its office properties and four national life science parks in the PRC. Rental expenses under operating leases for 2009 and 2010 were $3,942,425 and $5,719,500, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2010 were as follows:

Years Ended December 31	$
2011	1,187,873
2012	1,139,460
2013	2,052,987
2014	754,979
2015	2,374,661
2016 and thereafter	11,546,147

Newsummit Biopharma Holdings Limited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2010

(In U.S. dollars, except for share and per share data, unless otherwise stated)

(b)    Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. Currently, the Group does not have any pending legal or administrative proceeding to which the Group is a party.

18.    Subsequent Events

(a)    On-shore restructuring

In March 2011, Xingaofeng acquired 100% of the equity interests in Shanghai Newsummit Biopharma Co., Ltd (“Biopharma Company”) from Newsummit R&D, a subsidiary 88.05% owned by the Company, and Cao Lei, who owns 0.5% of Biopharma Company, for total cash consideration of RMB78.7 million (equivalent to $12.3 million). The transactions resulting in this restructuring will be accounted for as a reorganization of entities under common control and the acquisition of minority interests. Subsequently, Biopharma Company changed the name to Shanghai Newsummit Biopharma Group (“Biopharma Group”).

(b)    Legal settlement charge

In June 2011, the Company paid the remaining legal settlement charge payable of $7,236,274, and the accrued interest for the six months in 2011 of $281,556.

(c)    Employee incentive plan

As of August, 2011, the Company is considering the adoption of the 2011 Employee Incentive Plan (the “Plan”) to provide additional incentives to employees, directors and consultants who provide services to the Company.

Additional Information—Financial Statement Schedule I

Newsummit Biopharma Holdings Limited

FINANCIAL INFORMATION FOR PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars)

	As of December 31,
	2009	2010
Assets
Amounts due from related parties	$20,090,585	$35,081,194

Total Assets	$20,090,585	$35,081,194

Liabilities, Mezzanine Equity and Equity (Deficit)
Current liabilities:
Derivative liability	—	974,199
Other current liabilities	—	81,294
Total current liabilities	—	1,055,493
Accumulated deficit in consolidated subsidiaries(1)	30,382,149	30,873,277

Total Liabilities	$30,382,149	$31,928,770

Mezzanine Equity
Series A convertible redeemable preferred shares ($0.001 par value): nil and 2,232,547 shares authorized, nil and 2,029,581 shares issued and outstanding as of December 31, 2009 and 2010, respectively (liquidation value $20,000,000 at December 31, 2010)	$—	$22,232,629
Series A convertible redeemable preferred share purchase price receivable	—	(5,000,000)
Redeemable ordinary shares ($0.001 par value): nil and 7,646,720 shares issued and outstanding as of December 31, 2009 and 2010, respectively	—	31,384,799

Equity (Deficit)
Ordinary shares ($0.001 par value): 50,000,000 and 47,767,453 shares authorized; 20,600,000 and 12,953,280 shares issued and outstanding as of December 31, 2009 and 2010, respectively	20,600	12,953
Additional paid-in capital	20,079,080	3,057,650
Accumulated deficit	(31,469,353)	(49,634,778)
Accumulated other comprehensive income	1,078,109	1,099,171

Total Newsummit deficit	(10,291,564)	(45,465,004)

Total Liabilities, Mezzanine Equity and Deficit	$20,090,585	$35,081,194

(1)	Part of the proceeds from this offering would be used to fund the operations of the subsidiaries.

Additional Information—Financial Statement Schedule I

Newsummit Biopharma Holdings Limited

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF OPERATIONS

(In U.S. dollars)

	Years Ended December 31,
	2009	2010
General and administrative expenses	$—	$(9,367)

Loss from operations	—	(9,367)
Other expense	—	(24)
Loss on change in fair value of derivative liability	—	(453,437)

Loss before income taxes and equity in affiliates	—	(462,828)
Income tax expense	—	—

Net loss before equity in affiliates	—	(462,828)
Loss from equity in affiliates	(7,727,610)	(512,190)

Net loss attributable to Newsummit shareholders	(7,727,610)	(975,018)
Deemed dividend on Series A convertible redeemable preferred shares	—	(1,119,041)

Net loss attributable to ordinary shareholders	$(7,727,610)	$(2,094,059)

Additional Information—Financial Statement Schedule I

Newsummit Biopharma Holdings Limited

FINANCIAL INFORMATION FOR PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Years Ended December 31,
	2009	2010
	$	$
Cash flows from operating activities:
Net loss	$(7,727,610)	$(975,018)
Adjustments to reconcile net loss to net cash used by operating activities:
Loss on change in fair value of derivative liability	—	453,437
Loss from equity in affiliates	7,727,610	512,190
Changes in operating assets and liabilities:
Amounts due to related parties	—	9,391

Net cash used by operating activities	—	—

Net cash provided by investing activities	—	—

Net cash provided by financing activities	—	—

Net increase in cash and cash equivalents	—	—

Cash and cash equivalents—beginning of the year	—	—

Cash and cash equivalents—end of the year	—	—

Additional Information—Financial Statement Schedule I

Newsummit Biopharma Holdings Limited

FINANCIAL INFORMATION OF PARENT COMPANY

NOTE TO SCHEDULE I

Schedule I has been provided pursuant to the requirements of Rules 12-04(a) and 5-04-(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of the Company’s subsidiaries not available for distribution to the Company as of December 31, 2010 of $23,565,400, exceeded 25 percent of consolidated net assets as of December 31, 2010. The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries.

Newsummit Biopharma Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In U.S. dollars except for share data)

	As of June 30, 2011
		(pro forma Note 2)
Assets
Current assets:
Cash and cash equivalents	$3,405,240	$3,405,240
Restricted cash	1,854,256	1,854,256
Accounts receivable, net of allowance for doubtful accounts of $180,229 at June 30, 2011	23,499,736	23,499,736
Prepaid rental and other current assets	8,579,070	8,579,070

Total current assets	37,338,302	37,338,302
Property and equipment, net	1,754,449	1,754,449
Investment in affiliates	850,487	850,487
Prepaid rental, non-current	36,405,926	36,405,926

Total Assets	$76,349,164	$76,349,164

Liabilities, Mezzanine Equity and Equity (Deficit)
Current liabilities:
Short-term borrowings	$1,545,213	$1,545,213
Accounts payable	39,747,546	39,747,546
Advances from customers	12,024,394	12,024,394
Income tax payable	323,191	323,191
Other taxes payable	3,480,864	3,480,864
Amounts due to related parties	2,708,098	2,708,098
Derivative liability	1,047,788	—
Other current liabilities	3,519,257	3,519,257

Total current liabilities	64,396,351	63,348,563
Other non-current liabilities	3,154,294	3,154,294

Total Liabilities	$67,550,645	$66,502,857

Commitments and Contingencies (Note 17)

Mezzanine Equity
Series A convertible redeemable preferred shares ($0.001 par value): 2,232,547 shares authorized, 2,029,581 shares issued and outstanding as of June 30, 2011 (liquidation value $20,000,000 at June 30, 2011)	$23,720,301	$—
Redeemable ordinary shares ($0.001 par value): 7,646,720 shares issued and outstanding as of June 30, 2011	31,384,799	—

Equity (Deficit)
Ordinary shares ($0.001 par value): 47,767,453 shares authorized; 12,953,280 shares issued and outstanding as of June 30, 2011	12,953	22,630
Additional paid-in capital	1,248,832	57,392,043
Accumulated deficit	(49,556,566)	(49,556,566)
Accumulated other comprehensive income	1,474,978	1,474,978

Total Newsummit equity (deficit)	(46,819,803)	9,333,085
Non-controlling interests	513,222	513,222

Total Equity (Deficit)	(46,306,581)	9,846,307

Total Liabilities, Mezzanine Equity and Deficit	$76,349,164	$76,349,164

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Newsummit Biopharma Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars except for share data)

	Six Months Ended June 30,
	2010	2011
Net revenues	$8,777,050	$23,647,004
Cost of revenues (cost of revenues with related parties were $322,789 and nil for the six months ended June 30, 2010 and 2011, respectively)	(10,290,801)	(19,491,438)

Gross profit (loss)	(1,513,751)	4,155,566
Selling expenses	(409,287)	(1,070,705)
General and administrative expenses	(1,177,987)	(1,961,542)
Other operating profit	13,534	6,930

Income (loss) from operations	(3,087,491)	1,130,249
Interest income	125,315	70,631
Interest expense	(39,357)	(45,582)
Other income (loss), net	440,721	(79,774)
Legal settlement charge	—	(281,556)
Loss on change in fair value of derivative liability	(37,378)	(73,589)

Income (loss) before income taxes and equity in affiliates	(2,598,190)	720,379
Income tax expense	(202,841)	(225,317)

Income (loss) before equity in affiliates	(2,801,031)	495,062
Income (loss) from equity in affiliates	14,628	(97,525)

Net income (loss)	(2,786,403)	397,537
Less: net income (loss) attributable to non-controlling interests	(210,501)	319,325

Net income (loss) attributable to Newsummit shareholders	(2,575,902)	78,212
Deemed dividend on Series A convertible redeemable preferred shares	(90,822)	(1,487,672)

Net loss attributable to ordinary shareholders	$(2,666,724)	$(1,409,460)

Net loss per share:
Basic	$(0.13)	$(0.07)
Diluted	$(0.13)	$(0.07)

Weighted average number of shares used in computation:
Basic	19,881,800	12,953,280
Diluted	19,881,800	12,953,280

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Newsummit Biopharma Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) AND

COMPREHENSIVE INCOME (LOSS)

(In U.S. dollars except for share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Equity (Deficit) Attributable to Newsummit Biopharma	Non-controlling Interests	Total Equity (Deficit)
	Shares
Balance at December 31, 2009	20,600,000	$20,600	$20,079,080	$(31,469,353)	$1,078,109	$(10,291,564)	$(339,585)	$(10,631,149)
Net loss	—	—	—	(2,575,902)	—	(2,575,902)	(210,501)	(2,786,403)
Foreign currency translation adjustments	—	—	—	—	(214,548)	(214,548)	(2,767)	(217,315)

Comprehensive loss						(2,790,450)	(213,268)	(3,003,718)

Deemed dividend on Series A convertible redeemable preferred shares	—	—	(90,822)	—	—	(90,822)	—	(90,822)
Redeemable ordinary shares reclassified to mezzanine equity	(7,646,720)	(7,647)	(15,902,389)	(15,474,763)	—	(31,384,799)	—	(31,384,799)

Balance at June 30, 2010	12,953,280	$12,953	$4,085,869	$(49,520,018)	$863,561	$(44,557,635)	$(552,853)	$(45,110,488)

Balance at December 31, 2010	12,953,280	$12,953	$3,057,650	$(49,634,778)	$1,099,171	$(45,465,004)	$(167,013)	$(45,632,017)
Net income	—	—	—	78,212	—	78,212	319,325	397,537
Foreign currency translation adjustments	—	—	—	—	408,998	408,998	6,573	415,571

Comprehensive income						487,210	325,898	813,108

Deemed dividend on Series A convertible redeemable preferred shares	—	—	(1,487,672)	—	—	(1,487,672)	—	(1,487,672)
Acquisition of non- controlling interests	—	—	(321,146)	—	(33,191)	(354,337)	354,337	—

Balance at June 30, 2011	12,953,280	$12,953	$1,248,832	$(49,556,566)	$1,474,978	$(46,819,803)	$513,222	$(46,306,581)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Newsummit Biopharma Holdings Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars)

	Six Months Ended June 30,
	2010	2011
Cash flows from operating activities:
Net income (loss)	$(2,786,403)	$397,537
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Depreciation	182,480	199,931
Reversal of allowance for doubtful accounts	—	(66,270)
Loss on change in fair value of derivative liability	37,378	73,589
Gain(loss) on disposal of property and equipment	2,790	(2,511)
(Income) loss from equity in affiliates	(14,628)	97,525
Legal settlement charge	—	281,556
Changes in operating assets and liabilities:
Accounts receivable	(7,484,655)	6,869,630
Prepaid rental and other current assets	124,137	(535,141)
Prepaid rental, non-current	1,526,205	(23,353,934)
Accounts payable	6,944,944	14,782,126
Advances from customers	(120,405)	78,789
Other current liabilities	45,539	(1,845,090)
Amounts due to related parties	(382,304)	1,500,000
Income tax and other taxes payables	(260,093)	1,242,878
Other non-current liabilities	2,115,557	150,435
Legal settlement	—	(7,517,830)

Net cash used in operating activities	(69,458)	(7,646,780)

Cash flows from investing activities:
Purchases of property and equipment	(194,064)	(146,841)
Proceeds from disposal of property and equipment	—	45,339
Restricted cash	(834,286)	—
Other investments	—	(1,545,213)

Net cash used in investing activities	(1,028,350)	(1,646,715)

Cash flows from financing activities:
Cash received from bank borrowings	736,279	—
Proceeds from issuance of Series A convertible redeemable preferred shares	3,500,000	5,000,000
Payment of Series A convertible redeemable preferred shares issuance cost	—	(81,294)

Net cash provided by financing activities	4,236,279	4,918,706

Effect of exchange rate changes	(268,693)	224,948

Net increase (decrease) in cash and cash equivalents	2,869,778	(4,149,841)

Cash and cash equivalents—beginning of the year	4,785,897	7,555,081

Cash and cash equivalents—end of the period	7,655,675	3,405,240

Supplemental disclosure of cash flow information:
Cash paid for income taxes	449,616	734,446

Cash paid for interest expense	39,357	45,582

Non-cash investing and financing activities:
Series A convertible redeemable preferred shares issuance costs in accounts payable	65,013	—

Reclassification of redeemable ordinary shares	31,384,799	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

1.    Organization and Principal Activities

Newsummit Biopharma Holdings Limited (the “Company”) was incorporated on July 26, 2007 in the Cayman Islands by Mr. Jun Ren. The Company, through its subsidiaries (collectively, the “Group”), provides one stop professional solutions focusing on new drug development in the People’s Republic of China (“PRC”). These services consist of pre-clinical development services; Exploratory Investigational New Drug (“EIND”) or phase 0 clinical trials and related application services; clinical development services and assistance in the preparation of regulatory submission of Investigational New Drug (“IND”) and New Drug Application (“NDA”) applications. The Group also provides technical services to customers for Medical Devices Research (“MDR”).

The Company’s major subsidiaries as of June 30, 2011 include the following:

	Date of Incorporation	Place of Incorporation	Percentage of Ownership
Green Villa Holdings Ltd. (“Green Villa”)	June 20, 2003	BVI	100%
Shanghai Newsummit Biopharma R&D Co., Ltd.	Apr 24, 2001	PRC	88.05%
Shanghai Newsummit Biopharma Group Co., Ltd.	Nov 2, 2005	PRC	100%
Dalian Newsummit Biopharmaceutical Technology Service Co., Ltd.	June 8, 2007	PRC	90%
Taizhou Newsummit Biopharma Co., Ltd.	Oct 30, 2007	PRC	93.07%
Shanghai Xingaofeng Newsummit Biopharma Co., Ltd. (“Xingaofeng”)	Dec 11, 2007	PRC	100%
Wuhan Biolake New Drug Incubation Public Service Platform Co., Ltd.	July 29, 2009	PRC	100%

2.    Summary of Principal Accounting Policies

(a)    Basis of Presentation

The unaudited condensed consolidated financial statements included herein are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting, and include all normal and recurring adjustments that management of the Group considers necessary for a fair presentation of its financial position and operating results. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained in the Company’s consolidated financial statements as of and for the two-year period ended December 31, 2010.

The unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern. Under that assumption, it is expected that assets will be realized and liabilities will be satisfied in the normal course of business. As of June 30, 2011, the Company had negative working capital of $27.1 million, which is primarily attributable to accounts payable of $39.7 million that are largely comprised of amounts owed to the Company’s suppliers. Further, the Company experienced negative cash flows from operations of approximately $11.4 million and $7.6 million, for the year ending December 31, 2010 and the six months ended June 30, 2011, respectively. During the six months ended June 30, 2011, a significant amount of the Company’s cash was used to make rental prepayments and such prepayments placed a significant strain on its capital resources. The Company’s

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

ability to generate sufficient cash from operations to meet its operating and capital requirements depends largely on its clients’ ability to finance their obligations to it. Beginning in January 2011, the Company started the practice of entering into three-party payment arrangements with certain of its clients and their investors, pursuant to which, the Company was able to collect its accounts receivable directly from such investors. One such significant investor is an affiliate of the lessor to whom the Company made substantial prepayments. In part, as a result of these financing arrangements, coupled with the availability of government subsidies, the Company believes its clients will have access to sufficient resources to settle the services fees payable to it. In addition, the Company has historically settled the amounts payable to its third-party service suppliers after collecting its accounts receivable from its clients. Considering these factors, the Company regards the going concern assumption as appropriate.

(b)    Basis of Consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.

(c)    Accounts Receivable

Accounts receivable represents those receivables derived in the ordinary course of business. Accounts receivable is reported net of an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts based on estimates, aging analyses of accounts receivable balances, historical experience and other factors surrounding the credit risk of specific customers. Allowance for doubtful accounts are charged to general and administrative expenses.

(d)    Accounts Payable

Accounts payable mainly represent the amounts due to outsourced suppliers to whom the Group sub-contracts certain R&D activities. Pursuant to the group’s cash flow management policy, the group normally will not settle the accounts payable balances with its outsourced suppliers until it receives cash payments associated with the specific contracts pertaining to the services being rendered.

(e)    Operating Leases

Leases are accounted for as operating leases if substantially all of the risks and rewards of ownership of the assets remain with the lessor. Payments made under operating leases net of any incentives received are charged to the consolidated statements of operations on a straight-line basis over the lease term starting from when access to and control over the leased asset is provided.

(f)    Revenue Recognition

The Group provides one stop professional solutions focusing on new drug development (“NDD”) in the PRC. These NDD service agreements consist of pre-clinical development, EIND, clinical development, and preparation of reports which provide the basis for the regulatory submission of IND and NDA applications forms. The service agreements are long-term in nature with contractual terms ranging from 2 (pre-clinical contracts) to 5 years (clinical contracts). The Group also provides technical services to customers for MDR.

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

Revenues are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred and there is reasonable assurance of collection of the sales proceeds. Given the nature of the services provided under the Group’s agreements with its customers, the Group recognizes revenues by using the milestone method. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognized as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each agreement. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and the costs and staffing to achieve the milestone.

At the inception of each service agreement, management will perform an analysis and assign proper weighting to the services to be provided based on the factors noted above. Based on this analysis, management will define the substantive milestones, and reach an agreement with each customer as to the defined milestones and the amount payable upon completion of each substantive milestone. At the completion of each milestone, the Company will review the status with its customers and receive their concurrence that the milestone has been completed prior to recognizing the associated revenue.

(g)    Cost of Revenues

Cost of revenues primarily consists of fees paid to third-party research and development companies to whom the Group outsources certain activities, costs incurred in performing drug development internally, amortization of prepayments made to national life science parks in connection with laboratory facility and infrastructure operating leases and overhead expenses directly attributable to the services provided and other direct costs.

Cost of revenues also includes the cost incurred during the Group’s internal project screening process, which the company uses to vet drug development projects. The Group recorded $2,533,238 and $3,861,607 of costs associated with project screening for the six months ended June 30, 2010 and 2011, respectively.

(h)    Concentration of Credit Risks

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. All of the Group’s cash and cash equivalents are held with financial institutions that the Group believes to be high credit quality. The Group conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific customers.

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

The following table summarizes customers which accounted for 10% or more of total net revenues:

	Net revenues
	Six Months Ended June 30,
	2010	2011
	$	$
Customer A	4,501,693	*
Customer B	998,132	*
Customer C	952,953	2,557,087
Customer D	*	2,712,714

The following table summarizes customers which accounted for 10% or more of accounts receivable:

Accounts receivable
As of June 30, 2011
$
Customer D	2,850,752

Accounts receivable as of June 30, 2011 was $23,499,736, of which approximately 48% was to be paid by one third-party fund that invests in and provides financing to a number of the Company’s customers. The fund is affiliated with the Wuhan Life Science Park from whom the Company leases laboratory facilities.

(i)    Unaudited Pro Forma Information

The pro forma balance sheet information as of June 30, 2011 assumes the conversion upon closing of the initial public offering (“IPO”) of all the outstanding Series A convertible redeemable preferred shares (“Series A Shares”) and redeemable ordinary shares as of June 30, 2011 into ordinary shares.

(j)    Unaudited Pro Forma Net Income per Share

Pro forma basic and diluted net income per share is computed by dividing income attributable to holders of ordinary shares, excluding the impact of deemed dividends on Series A Shares and loss on change in fair value of derivative liability, by the weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion of the outstanding Series A Shares upon consummation of IPO at the conversion ratio of 1:1. Pro forma net income per share is not presented because the effect of the conversion of the outstanding Series A Shares and redeemable ordinary shares would not result in any dilution to earnings applicable to ordinary shareholders and would have resulted in a pro forma net income per share higher than the actual basic net income per share for the six months period ended June 30, 2011.

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

3.    Legal Settlement Charge

On October 8, 2007, Green Villa entered into a Preferred Share Purchase Agreement with a third party. Under the agreement, the Company granted this third party an option to purchase 20% of the total outstanding shares of Green Villa for total consideration of $10 million. Pursuant to the agreement, Green Villa was excluded from receiving investments from any other investors without pre-approval from this third party. Subsequently, this third party brought a claim against Green Villa to Hong Kong Arbitration Centre upon learning the Company had previously received investments from other investors. In December 2009, the Newsummit parties were required to pay cash compensation for $16 million, plus costs of $2 million under the final ruling.

The Company accrued $13 million legal settlement charge payable, including punitive damage of $10 million and legal settlement cost of $3 million upon receiving the claim notice in December 2007 as the Company assessed and believed the possibility of successfully defending this claim case to be probable, based on the factual background and Company counsel’s legal opinion. The Company subsequently recorded an additional $5 million legal settlement charge upon receipt of the final ruling in 2009.

In July 2010, the Company entered into a deed with this third party for the settlement of the claim. Under the deed of settlement, the Company agreed to pay this third party an aggregate of $18 million in two installments. The first installment of $11 million was paid in July 2010 and the second installment of $7 million plus $0.5 million of interest accrued was paid in June 2011.

The following table summarizes the movements of the balance of the legal settlement charge payable:

	Six Months Ended June 30,
	2010	2011
	$	$
Beginning balance at January 1	18,000,000	7,236,274
Accrual of interest on legal settlement charge	—	281,556
Payment	—	(7,517,830)

Ending balance at June 30	18,000,000	—

4.    Prepaid Rental and Other Current Assets

As of June 30, 2011
$
Prepaid rental fee—current portion	5,400,233
Advances to suppliers	377,994
Other receivables	2,539,500
Deferred tax assets—current portion	215,243
Others	46,100

Total	8,579,070

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

Prepaid rental, including $5,400,233 for the current portion and $36,405,926 for the non-current portion, represents advance lease payments made to national life science parks located in China and are being amortized using the straight-line method over the lease terms which range from 5 to 10 years. Approximately 39% of the prepaid rental balance is associated with the Wuhan Life Science Park. However, the cash payment was made to a third party, Wuhan Optics Valley New Drug Development Investment Management Co., Ltd, as required by the Wuhan Life Science Park. This third party company holds 80% of the outstanding shares of an investor who invests in the Company’s customers, as described in foot note 2(h).

Other receivables mainly represent the prepayment for purchasing equity interests of one target entity, which has been cancelled subsequently.

5.    Property and Equipment, net

Property and equipment, net consists of the following:

As of June 30, 2011
$
Lease improvements	860,653
Furniture, fixtures and equipment	1,232,138
Motor vehicles	732,512

Total	2,825,303
Less: accumulated depreciation	(1,371,970)

Subtotal	1,453,333
Construction in progress	301,116

Property and equipment, net	1,754,449

Depreciation expense was $182,480 and $199,931 for the six months ended June 30, 2010 and 2011, respectively.

6.    Investment in Affiliates

In March 2006, the Group entered into a cooperation agreement with Shanghai Dahua Pharmaceutical Co., Ltd and Shanghai Urban Argo-Business Co., Ltd to form a joint venture, Shanghai Urban Newsummit Pharma Co., Ltd (“Urban Newsummit”), which possesses the high-tech transformation project certificate for Human Keratinocyte Growth Factor-2 (“rhKGF-2”) and was formed for the sole purpose to commercialize rhKGF-2. The Group contributed patented technologies related to rhKGF-2 for a 34.09% equity interest in the joint venture. The Group’s investment in Urban Newsummit is accounted for using the equity method of accounting as the Group is able to exercise significant influence over the operating and financial policies of Urban Newsummit.

7.    Short-term Borrowings

Short-term borrowings include short-term bank loans borrowed from PRC commercial banks and are guaranteed by bank deposits. The loans carried effective interest rates of approximately 5.9% for the six months ended June 30 2011. The principal balance outstanding as of June 30, 2011 was $1,545,213. The change in short-term borrowings was due to the fluctuation in foreign exchange rate.

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

8.    Other Current Liabilities

Other current liabilities consist of the following:

As of June 30, 2011
$
Accrued payroll	2,335,049
Other payables	1,184,208

Total	3,519,257

Other payables primarily consist of an unpaid balance related to leasehold improvements and professional services fees.

9.    Series A Convertible Redeemable Preferred Shares

On June 13, November 6 and December 31, 2010, the Company issued 1,319,211 shares, 202,963 shares and 507,407 shares of Series A Shares, par value $0.001, respectively, at $9.854 per share for total consideration of $20,000,000.

Given the nature of certain key terms of the Series A Shares, the Company has classified the Series A Shares as mezzanine equity.

The ability to redeem the Series A Shares at fair market value provides the holders with the ability to receive cash equal to the value of the Conversion Feature without taking actual delivery of the shares underlying the Conversion Feature. As such, the Group determined that the Conversion Feature is required to be bifurcated from the Series A Shares and recorded as a derivative liability at fair value. The Group recorded expense associated with the increase in the fair value of the compound derivative of $37,378 and $73,589 during the six-month period ended June 30, 2010 and 2011, respectively.

Because the Series A Shares are automatically convertible into ordinary shares upon a QIPO, the ability of holders to redeem such shares on or after five years of issuance of Series A Shares is contingent upon a QIPO not occurring in five years. The accretion to the redemption value was calculated over the period from the issuance date to the earliest redemption date using the effective interest method and reflected as a reduction to net income to arrive at net income (loss) attributable to the ordinary shareholders in the accompanying consolidated statements of operations. During the six-month period ended June 30, 2010 and 2011, the Group recognized deemed dividends of $90,822 and $1,487,672, respectively, which reflects the accretion of the redemption value of the Series A Shares, or the 15% redemption rate.

10.    Fair Value Measurements

The Group did not have any non-financial assets or liabilities measured at fair value on a non-recurring basis for the six- month period ended June 30, 2011.

The Company determines the fair value of the derivative liability associated with the issuances of Series A Shares using a “with-and-without” approach which considers the fair value of the Series A Shares with and without the embedded features under analysis. The valuation involves the fair value of ordinary

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

shares and Series A Shares, and the Company’s best estimates of the probability of occurrence of future events, such as a QIPO, redemption and liquidation, on the valuation date. Determining the fair value of ordinary shares and Series A Shares requires making complex and subjective judgments. The Company used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline company’s approach, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company, to derive the total equity value of the Company. The equity value is then allocated using an option pricing model among the different classes of shares of the Company to determine the fair value of ordinary shares and Series A Shares. The option pricing model considers the Series A Shares and ordinary shares as call options on the Company’s equity value, with strike prices based on the liquidation preference of the Series A Shares. The main inputs to this model include equity value of the Company, exercise values, expected volatility, expected time to expiration and risk free interest rate.

The fair value measurement of the derivative liability is classified as level 3 due to significant unobservable inputs involved.

The following table summarizes the movements of the balance of the derivative liability:

Six Months Ended
Derivative liability	June 30, 2011
$
Beginning balance at December 31, 2010	974,199
Loss on change in fair value of derivative liability	73,589

Ending balance	1,047,788

12.    Income Taxes

The income tax expense comprises the following:

	Six Months Ended June 30,
	2010	2011
	$	$
Current Tax	90,240	225,317
Deferred Tax	112,601	—

Total	202,841	225,317

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

The estimated annual effective income tax rate for the six-month periods ended June 30, 2011 was 31.28%, and effective income tax rate for the six-month periods ended June 30, 2010 was (7.81%) calculated by the actual year-to-date provision.

	Six Months Ended June 30,
	2010	2011
PRC income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	(0.14%)	0.45%
Effect of tax preference	2.91%	(9.43%)
Effect of different tax rate of subsidiary operations in another jurisdiction	(3.63%)	11.43%
Effect of different tax rate for future timing difference reversals	3.59%	0.02%
Valuation allowance movement	(35.54%)	3.82%

Effective income tax rate	(7.81%)	31.28%

13.    Loss per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders:

	Six Months Ended June 30,
	2010	2011
	$	$
Net loss attributable to ordinary shareholders	(2,666,724)	(1,409,460)
Less: amounts allocated to redeemable ordinary shares	92,973	523,192
Net loss attributable to ordinary shareholders—basic and diluted	(2,573,751)	(886,268)

Weighted average number of ordinary shares outstanding used in computing loss per share—basic and diluted	19,881,800	12,953,280
Basic net loss per share	(0.13)	(0.07)
Diluted net loss per share	(0.13)	(0.07)

Diluted net loss per share does not include the following instruments as their inclusion would be antidilutive:

	Six Months Ended June 30,
	2010	2011
Redeemable ordinary shares	718,200	7,646,720
Series A Shares	123,904	2,029,581

14.    Employment Benefits Plan

The full-time employees of the Company’s subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multiemployer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits amounted to $148,253 and $175,399 for the six months ended June, 2010 and 2011, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees. Subsequent to the contribution, the Group has no further obligation for actual payment of the retirement benefits.

15.    Restricted Net Assets

Pursuant to the relevant laws and regulations in the PRC applicable to foreign investment enterprises and the Articles of Association of the Company’s PRC subsidiaries, the Group is required to maintain a statutory reserve (“PRC statutory reserve”): a general reserve fund, which is non-distributable. The Group’s PRC subsidiaries are required to transfer 10% of their profit after taxation, as reported in their PRC statutory financial statements, to the general reserve fund until the balance reaches 50% of their registered capital. At their discretion, the PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. The general reserve fund may be used to make up prior year losses incurred and, with approval from the relevant government authority, to increase capital. PRC regulations currently permit payment of dividends only out of the Company’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The general reserve fund amounted to $2,087,923 as of June 30, 2011. The Group has not allocated any of its after-tax profits to staff welfare and bonus funds for any period presented.

In addition, due to restrictions on the distribution of registered capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ registered capital of $26,985,861 as of June 30, 2011, were considered restricted.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to $29,073,784 as of June 30, 2011.

No dividends were declared during the six months ended June 30, 2011.

16.    Related Party Balances and Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

The table below sets forth major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Urban Newsummit	Affiliate of the Company
Jun Ren	Shareholder and CEO of the Company
Sequoia China	Shareholder of the Company
Sansar	Shareholder of the Company

Details of related party balances and significant transactions as of June 30, 2010 and 2011 are as follows:

(a)    Amounts due to related parties

As of June 30, 2011
$
Urban Newsummit	965,013
Sequoia China	1,000,000
Sansar	500,000
Jun Ren	243,085

Total	2,708,098

(b)    Significant transactions with related parties

	Six Months Ended June 30,
	2010	2011
	$	$
Purchase from Urban Newsummit	322,789	—

17.    Commitments and Contingencies

(a)    Operating lease commitments

The Group has operating lease agreements principally for its office properties and five national life science parks in the PRC. Rental expenses under operating leases for six months ended June 30, 2010 and 2011 were $2,838,099 and $3,065,115, respectively.

Future minimum lease payments under non-cancelable operating lease agreements at June 30, 2011 were as follows:

Six Months Ended June 30	$
2012	1,955,610
2013	1,720,856
2014	1,467,952
2015	1,467,952
2016	1,467,952
2017 and thereafter	15,489,693

Newsummit Biopharma Holdings Limited

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2010 AND 2011

(In U.S. dollars, except for share and per share data, unless otherwise stated)

(b)    Contingencies

The Group is subject to periodic legal or administrative proceedings in the ordinary course of our business. Currently, there are no pending legal or administrative proceeding to which the Group is a party.

18.    Subsequent Events

(a)    Convertible notes

As of July 2011, the Company issued convertible notes, which amounted to $ 1,840,000, to a group of investors, which were subsequently redeemed for $ 2,025,140, which includes interest expense of $185,140 in September 2011.

(b)    Subscription agreements with potential investors

As of August 2011, the Company entered into subscription agreements with two potential investors, and received $5,000,000 in the third quarter of 2011 as the consideration for the issuance of ordinary shares. According to the Agreement, no subscription shall be deemed accepted until this Agreement is agreed to and accepted by the Company. As of the date of this prospectus, the agreements are still subject to approval from Board of Directors, and thus no shares have been issued.

Newsummit Biopharma Holdings Limited

Through and including             , 2012 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our ADSs, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud, dishonesty, willful default or the consequences of committing a crime. Our memorandum and articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

Under the form of indemnification agreements to be filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Title/Amount of Securities	Consideration in U.S. dollars	Underwriting Discounts and Commissions
Yi Bai	June 30, 2010	379,040 ordinary shares	equity interest in Green Villa	n/a
MediBio Pre IPO China Fund II	June 30, 2010	201,880 ordinary shares	equity interest in Green Villa	n/a
Biotech Development Limited	June 30, 2010	941,900 ordinary shares	equity interest in Green Villa	n/a
Briture Management Ltd.	June 30, 2010	1,296,280 ordinary shares	equity interest in Green Villa	n/a
Ginkgo Capital Limited	June 30, 2010	772,500 ordinary shares	equity interest in Green Villa	n/a
Goldsmart Consultants Limited	June 30, 2010	979,540 ordinary shares	equity interest in Green Villa	n/a
MA Global Private Equity Fund I	June 30, 2010	201,880 ordinary shares	equity interest in Green Villa	n/a
New Wealth Investment Holdings LTD	June 30, 2010	253,380 ordinary shares	equity interest in Green Villa	n/a

Part II

Purchaser	Date of Sale or Issuance	Title/Amount of Securities	Consideration in U.S. dollars	Underwriting Discounts and Commissions
Jun Ren	June 30, 2010	1,746,880 ordinary shares	equity interest in Green Villa	n/a
Sansar Capital Special Opportunity Master Fund LP	June 30, 2010	2,496,720 ordinary shares	equity interest in Green Villa	n/a
Sequoia Capital China GF Principals Fund I, L.P.	June 30, 2010	551,050 ordinary shares	equity interest in Green Villa	n/a
Sequoia Capital China Growth Fund I, L.P.	June 30, 2010	4,491,830 ordinary shares	equity interest in Green Villa	n/a
Sequoia Capital China Growth Partners Fund I, L.P.	June 30, 2010	107, 120 ordinary shares	equity interest in Green Villa	n/a n/a
First Invest Holdings Limited	June 30, 2010	6,180,000 ordinary shares	n/a	n/a
Sequoia Capital China Growth Fund I, L.P.	June 13, 2010	398,290 Series A convertible redeemable preferred shares	US$3,924,900	n/a
Sequoia Capital China Growth Partners Fund I, L.P.	June 13, 2010	9,498 Series A convertible redeemable preferred shares	US$93,600	n/a
Sequoia Capital China GF Principals Fund I, L.P.	June 13, 2010	48,862 Series A convertible redeemable preferred shares	US$481,500	n/a
Preipo Capital Partners Limited	June 13, 2010	355,172 Series A convertible redeemable preferred shares	US$3,500,000	n/a
Sansar Capital Special Opportunity Master Fund LP	June 13, 2010	507,389 Series A convertible redeemable preferred shares	US$5,000,000	n/a
PanAsia Strategy Investment Co., Ltd.	November 6, 2010	202,963 Series A convertible redeemable preferred shares	US$2,000,000	n/a
Di Feng	December 31, 2010	152,222 Series A convertible redeemable preferred shares	US$1,500,000	n/a

Part II

Purchaser	Date of Sale or Issuance	Title/Amount of Securities	Consideration in U.S. dollars	Underwriting Discounts and Commissions
Venture Star Investment (HK) Limited	December 31, 2010	253,704 Series A convertible redeemable preferred shares	US$2,500,000	n/a
Broad Resources Investments (Global) Limited	December 31, 2010	101,481 Series A convertible redeemable preferred shares	US$1,000,000	n/a
Sequoia Capital China Growth Fund I, L.P.	July 1, 2011	Convertible notes(1)	US$872,200	n/a
Sequoia Capital China Growth Partners Fund I, L.P.	July 1, 2011	Convertible notes(1)	US$20,800	n/a
Sequoia Capital China GF Principals Fund I, L.P.	July 1, 2011	Convertible notes(1)	US$107,000	n/a
Sansar Capital Special Opportunity Master Fund LP	July 1, 2011	Convertible notes(1)	US$500,000	n/a
Venture Star Investment (HK) Limited	July 1, 2011	Convertible notes(1)	US$40,000	n/a
Preipo Capital Partners Limited	July 1, 2011	Convertible notes(1)	US$300,000	n/a

(1)	The convertible notes were redeemed on September 28, 2011.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities

Part II

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Signatures

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on February 24, 2012.

NEWSUMMIT BIOPHARMA HOLDINGS LIMITED

By:	/s/ Jun Ren
Name: Jun Ren
Title: Chief Executive Officer and Director

Powers of attorney

Each person whose signature appears below constitutes and appoints each of Jun Ren and Caidy Di Cai as an attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of 1933, as amended, of ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to any and all amendments or supplements to this registration statement, whether such amendments or supplements are filed before or after the effective date of such registration statement, to any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to any and all instruments or documents filed as part of or in connection with this registration statement and any and all amendments thereto, whether such amendments are filed before or after the effective date of such registration statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated in on February 24, 2012.

Signature	Capacity

/s/ Jun Ren	Chief Executive Officer and Director (Principal Executive Officer)
Jun Ren

/s/ Caidy Di Cai	Chief Financial Officer (Principal Financial and Accounting Officer)
Caidy Di Cai

/s/ Glen Qian Sun	Director
Glen Qian Sun

/s/ Jixian Liang	Director
Jixian Liang

Signature of authorized U.S. representative

Under the Securities Act, the undersigned, the duly authorized representative in the United States of Newsummit Biopharma Holdings Limited has signed this registration statement or amendment thereto in New York, on February 24, 2012.

Law Debenture Corporate Services Inc.

By:	/S/ KATE LEDYARD
Name: Kate Ledyard
Title: Manager

Exhibit index

Exhibit No.	Description of Document

1.1†	Form of Underwriting Agreement

3.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon the completion of this offering

4.1*	Registrant’s form of American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s specimen certificate for ordinary shares

4.3*	Form of Deposit Agreement among the Registrant, the depositary and owners and beneficial owners of the American depositary shares issued thereunder

4.4	Shareholders Agreement among the Registrant, Green Villa Holdings Ltd., Shanghai Newsummit Pharmaceutical Research Co., Ltd., Mr. Jun Ren and certain other shareholders dated July 23, 2010

4.5	Deed of Accession between the Registrant and PanAsia Strategy Investment Co., Ltd. dated November 6, 2010

4.6	Deed of Accession between the Registrant and Di Feng dated December 31, 2010

4.7	Deed of Accession between the Registrant and Venture Star Investment (HK) Limited dated December 31, 2010

4.8	Deed of Accession between the Registrant and Broad Resources Investments (Global) Limited dated December 31, 2010

5.1†	Form of Opinion of Harney Westwood & Riegels

8.1†	Form of Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters

8.2†	Form of Opinion of Harney Westwood & Riegels regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.3	Opinion of Jun He Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	Form of Indemnification Agreement with the Registrant’s Directors

10.2†	2012 Equity Incentive Plan

21.1	Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu

23.2	Consent of ChinaBio LLC

23.3†	Form of Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

23.4†	Form of Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

23.5	Consent of Jun He Law Offices (included in Exhibit 99.2)

24.1	Powers of Attorney (included on the signature page in Part II of this registration statement)

Exhibit No.	Description of Document
99.1	Registrant’s Waiver Request and Representation under the Instructions to Item 8.A.4 of Form 20-F

99.2	Opinion of Jun He Law Offices

99.3†	Code of Business Conduct and Ethics

†	To be filed by amendment.
*	Incorporated by reference to the Registration Statement on Form F-6 (File No. 333- ), which will be filed with the Securities and Exchange Commission with respect to American depositary shares representing our ordinary shares.